PRELIMINARY PROXY STATEMENT OF THE COMPANY

Exhibit (a)-(1)

[Graphic to Come]

___________, 2016

Shareholders of eFuture Holding Inc.

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), to be held on ___________, 2016 at _______ a.m. (Beijing time). The meeting will be held at _____. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment thereof.

On September 23, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), and eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”). The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote, amongst other things, upon a proposal to authorize and approve the Merger Agreement and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger. Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

Parent is a wholly owned subsidiary of Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”). Merger Sub was formed solely for the purpose of the Merger. As of the date of the accompanying proxy statement, Parent beneficially owns 2,744,857 shares of the Company, which represent approximately 52.15% of the Company’s issued and outstanding ordinary shares, par value US$0.0756 per share (each, a “Share”). Mr. Zhongchu Li, (“Mr. Li”), Beijing Shiji, Parent and Merger Sub are collectively referred to as the “Buyer Group.” If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by the Buyer Group and, as a result of the Merger, the Shares will no longer be listed on the NASDAQ Capital Market (“NASDAQ”).

If the Merger is completed, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) will be cancelled and cease to exist and will be converted into and exchanged for the right to receive an amount in cash equal to US$6.42 per Share (the “Per Share Merger Consideration”), without interest. Notwithstanding the foregoing, if the Merger is completed, the following Shares will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	(i) 2,744,857 Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by Parent, Merger Sub or their Affiliates (as defined in the Merger Agreement); and (ii) Shares issued and outstanding held by the Company or any of its subsidiaries, in each case, immediately prior to the Effective Time, which will be cancelled and cease to exist as of the Effective Time without payment of any consideration or distribution therefor (the “Cancelled Shares”); and

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(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares,” together with the Cancelled Shares, the “Excluded Shares”) in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law, and from the Effective Time each such dissenting shareholder shall cease to have any of the rights of a shareholder of the Company and shall be entitled to receive only the payment of the fair value of their Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

At the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under the Company’s 2009 Share Incentive Plan, 2011 Share Incentive Plan, 2013 Share Incentive Plan and 2015 Share Incentive Plan (collectively, the “Company Incentive Plans”), that is vested and outstanding immediately prior to the Effective Time will be cancelled and converted into the right of the holder of such Company Stock Option to receive cash, net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option, provided that if the exercise price per Share of any such Company Stock Option is greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, each unvested Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to the product of (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Stock Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted.

At the Effective Time, each restricted share of the Company granted under the Company Incentive Plans (each a “Company Restricted Share”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right of the holder of such Company Restricted Share to receive cash, net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration.

The Buyer Group intends to fund the merger consideration through equity capital of Parent and its affiliates.

On September 21, 2016, a special committee of the board of directors of the Company (the “Board”), composed solely of independent directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Special Committee, after due consideration of all relevant factors, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders, other than affiliates of the Company, including holders of the Cancelled Shares (such shareholders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (b) authorized and approved the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for authorization and approval.

The Special Committee recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including (i) the Merger, (ii) the variation of the authorized share capital of the Company from US$500,000 divided into 6,613,756 ordinary shares of a par value of US$0.0756 (rounded to 4 decimal places) each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, at the Effective Time, and (iii) the amendment and restatement of the existing memorandum and articles of association by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the Effective Time, in the form attached as Annexure 2 to the Plan of Merger, FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

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Parent and the Company have entered into a support agreement, dated as of September 23, 2016 (the “Support Agreement”), which provided, among other things, that Parent will (a) vote all of its Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) restrict the transfer of all the Shares owned by it, in each case in accordance with the terms of the Support Agreement. A copy of the Support Agreement is attached as Annex C to the accompanying proxy statement.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Parent beneficially owns 2,744,857 Shares, which represent approximately 52.15% of the total issued and outstanding Shares as of the date of the accompanying proxy statement, all of which shall be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Accordingly, assuming that 5,263,465 Shares will be issued and outstanding on _______, 2016, the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”), which is the number of Shares issued and outstanding as of the date of this proxy statement, and assuming that Parent shall vote all its Shares in favor of the special resolutions, approximately 764,120 Shares owned by the Unaffiliated Security Holders (representing approximately 30.34% of the voting power of the entire issued and outstanding Shares as of the Share Record Date owned by the Unaffiliated Security Holders) must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website www.sec.gov.

Parent will exercise its right as a registered shareholder of the Company to demand poll voting at the meeting and accordingly voting will take place by poll voting. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is________, 2016 at ____ (Beijing time). Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

If you hold your Shares through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares if you wish to vote at the extraordinary general meeting.

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex E to the accompanying proxy statement. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS LETTER OR IN THE ACCOMPANYING NOTICE OF EXTRAORDINARY GENERAL MEETING OR PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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If you have any questions or need assistance voting your Shares, please call our Investor Relations Department at +86-10-5091-6128.

Thank you for your cooperation and continued support.

Sincerely,

Yuanzhu Lu
Chairman of the Special Committee

The accompanying proxy statement is dated ______, 2016, and is first being mailed to the Company’s shareholders on or about ______, 2016.

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EFUTURE HOLDING INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON ______, 2016

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of eFuture Holding Inc. (referred to herein alternately as “the Company,” “us,” “we” or other terms correlative thereto), will be held on ______, 2016 at _____ a.m. (Beijing time) at ____.

Only registered holders of ordinary shares of the Company, par value US$0.0756 per share (each, a “Share” and collectively, the “Shares”), as of 5 p.m. Cayman Islands time on ______, 2016 (the “Share Record Date”) or their proxy holders are entitled to attend or to vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

•	as special resolutions:

THAT the Agreement and Plan of Merger, dated as of September 23, 2016 (the “Merger Agreement”), among the Company, Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), and eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being in the form attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) including (i) the Merger, (ii) the variation of the authorized share capital of the Company from US$500,000 divided into 6,613,756 ordinary shares of a par value of US$0.0756 (rounded to 4 decimal places) each to US$50,000 divided into 50,000 shares with a par value of US$1.00 each (the “Variation of Capital”), and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the merger (the “Effective Time”), in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company;

THAT each of the members of the Special Committee of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at its principal executive offices at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

Parent and the Company have entered into a support agreement, dated as of September 23, 2016 (the “Support Agreement”). Pursuant to the Support Agreement, Parent has agreed, among other things, that it will (a) vote all of the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) restrict the transfer of all of the Shares owned by it, in each case in accordance with the terms of the Support Agreement. As of the date of the accompanying proxy statement, Parent beneficially owns 2,744,857 Shares, which represent approximately 52.15% of the total number of issued and outstanding Shares in the Company. Mr. Zhongchu Li, Beijing Shiji Information Technology Co., Ltd., Parent and Merger Sub, are collectively referred to herein as the “Buyer Group.”

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After careful consideration, a special committee of the board of directors of the Company (the “Board”), composed solely of independent directors (the “Special Committee”), acting with full power and authority delegated by the Board, (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the shareholders of the Company, other than affiliates of the Company, including holders of the Cancelled Shares (such unaffiliated shareholders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger; (b) authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval. The Special Committee recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital, and the Adoption of Amended M&A, FOR the proposal to authorize members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, the Variation of Capital, and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Parent beneficially owns 2,744,857 Shares, which represent approximately 52.15% of the total voting rights in the Company. Accordingly, assuming that 5,263,465 Shares will be issued and outstanding on the Share Record Date, which is the number of Shares issued and outstanding as of the date of this proxy statement, and assuming that Parent shall vote all its Shares in favor of the special resolutions, approximately 764,120 Shares owned by the Unaffiliated Security Holders (representing approximately 30.34% of the voting power of the entire issued and outstanding Shares as of the Share Record Date owned by the Unaffiliated Security Holders) must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations Department) at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, no later than the time appointed for the commencement of the extraordinary general meeting, being ______, 2016 at ___ (Beijing time). The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. Parent will exercise its right as a registered shareholder of the Company to demand poll voting at the meeting and accordingly voting will take place by poll voting. Each registered shareholder has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

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If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of such shareholders. If no specific instructions are given by such shareholders, such Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”) if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex E to the accompanying proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, please call our Investor Relations Department at +86-10-5091-6128.

The Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, under the hand of an officer or attorney duly authorized in that behalf.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The proxy card must be deposited in the manner set out in the notice of the extraordinary general meeting, and will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer was received by the Company at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

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BY ORDER OF THE BOARD OF DIRECTORS,

Yuanzhu Lu
Chairman of the Special Committee

_______, 2016

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PROXY STATEMENT

Dated ______, 2016

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of eFuture Holding Inc. can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our Investor Relations Department at +86-10 5091 6128 .

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SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 95. In this proxy statement, the terms “the Company,” “us,” “we” or other terms correlative thereto refer to eFuture Holding Inc.. All references to “dollars” and “US$” in this proxy statement are to U.S. dollars, and all references to “RMB” in this proxy statement are to Renminbi, the lawful currency of the People’s Republic of China.

The Parties Involved in the Merger

The Company

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries in China.

Our principal executive offices are located at Room A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road. The Company’s telephone number at this address is +86-10 50916123.

For a description of the Company’s history, development, business and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on May 2, 2016, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 95 for a description of how to obtain a copy of the Company’s Annual Report.

Parent

Shiji (Hong Kong) Limited (“Parent”) is a company incorporated under the laws of Hong Kong S.A.R., wholly owned by Beijing Shiji Information Technology Co., Ltd. (“Beijing Shiji”). Parent was incorporated by Beijing Shiji for the purpose of investment and is an existing shareholder of the Company. The business address of Parent is located at Room 1802, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong S.A.R., and its telephone number is +852-2332 8520.

Merger Sub

eFuture CI Limited (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent. Merger Sub was incorporated by Parent solely for the purpose of entering into and completing the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger. The registered office of Merger Sub is located at PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, and its telephone number is +852-2332 8520.

Beijing Shiji Information Technology Co., Ltd.

Beijing Shiji is a company incorporated under the laws of the People’s Republic of China. The principal businesses of Beijing Shiji include software development, system integration and technical support and maintenance services. The business address of Beijing Shiji is located at 15F, Beijing Inn Building, No. 5, East Shuijing Hutong, Beijing 100010, People’s Republic of China, and its telephone number is +86-10 6824 9356 .

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Mr. Zhongchu Li

Mr. Zhongchu Li (“Mr. Li”) is the sole director of Parent and Merger Sub. The principal occupation of Mr. Li is the president and chairman of the board of directors of Beijing Shiji. The business address of Mr. Li is located at 3F, East of the Lobby, Yeahome International Hotel, Yi No. 65, Fuxing Road, Haidian District, Beijing 100036, People’s Republic of China, and his telephone number is +86-10 6824 9356.

Throughout this proxy statement, Mr. Li, Beijing Shiji, Parent and Merger Sub are collectively referred to as the “Buyer Group.”

During the last five years, none of the persons referred to above under the heading “The Parties Involved in the Merger,” or the respective directors or executive officers of the Company, members of the Buyer Group and their affiliates as listed in Annex F of this proxy statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 4)

You are being asked to vote to authorize and approve the agreement and plan of merger dated as of September 23, 2016 among the Company, Parent and Merger Sub (the “Merger Agreement”), and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in connection with the Merger (the “Plan of Merger”), pursuant to which, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly owned subsidiary of Parent (the “Merger”). The Surviving Company will continue to do business under the name “eFuture Holding Inc.” following the Merger. If the Merger is completed, the Company will cease to be a publicly traded company, and each ordinary share of the Company, par value US$0.0756 per share (each a “Share” and, collectively, the “Shares”) will cease to be listed on the NASDAQ Capital Market (“NASDAQ”). The Company will no longer be subject to the United States federal securities laws applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide.

Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 69)

Under the terms of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), will be cancelled in exchange for the right to receive US$6.42 in cash per Share without interest (the “Per Share Merger Consideration”), except for the following Shares, which will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	(i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or their Affiliates (as defined in the Merger Agreement) and (ii) Shares held by the Company or any of its subsidiaries (the “Cancelled Shares”); and

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(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares,” together with the Cancelled Shares, the “Excluded Shares”) in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”). Each holder of Dissenting Shares which shall be entitled only to the fair value of such Shares.

Treatment of Company Share Awards (Page 53)

At the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under the Company’s 2009 Share Incentive Plan, 2011 Share Incentive Plan, 2013 Share Incentive Plan and 2015 Share Incentive Plan (together, the “Company Incentive Plans”), that is vested and outstanding immediately prior to the Effective Time will be cancelled and converted into the right of the holder of such Company Stock Option to receive cash, net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option, provided that if the exercise price per Share of any such Company Stock Option is greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, each unvested Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to the product of (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Stock Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted.

At the Effective Time, each restricted share of the Company granted under the Company Incentive Plans (each a “Company Restricted Share”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right of the holder of such Company Restricted Share to receive cash, net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration.

Record Date and Voting (Page 65)

You are entitled to vote at the extraordinary general meeting if you have Shares registered in your name as of 5 p.m. Cayman Islands time on _______, 2016, the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”). If you own Shares as of 5 p.m. Cayman Islands time on the Share Record Date, the deadline for you to lodge your proxy card and vote is the time appointed for the commencement of the extraordinary general meeting, being ______, 2016 at ____ (Beijing time).

Each registered shareholder has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. We expect that, as of the Share Record Date, there will be ____ Shares entitled to be voted at the extraordinary general meeting. See “Summary Term Sheet—Voting Information” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger (Page 65)

In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders, passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting (the “Company Shareholder Approval”).

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As of the date of this proxy statement, Parent beneficially owns an aggregate of 2,744,857 Shares, which represents approximately 52.15% of the total issued and outstanding Shares as of the date of this proxy statement. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 91 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting. Assuming that 5,263,465 Shares will be issued and outstanding on the Share Record Date, which is the number of Shares issued and outstanding as of the date of this proxy statement, and assuming that Parent shall vote all its Shares in favor of the special resolutions, approximately 764,120 Shares owned by the Unaffiliated Security Holders (representing approximately 30.34% of the voting power of the entire issued and outstanding Shares as of the Share Record Date owned by the Unaffiliated Security Holders) must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Voting Information (Page 65)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is the time appointed for the commencement of the extraordinary general meeting, being ______, 2016, at ___ (Beijing Time). If a broker, bank or other nominee holds your Shares in “street name,” your broker, bank or other nominee should provide you with instructions on how to vote your Shares. Your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Dissenters’ Rights of Shareholders (Page 85)

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex E to this proxy statement. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex E to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Purposes and Effects of the Merger (Page 47)

The purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s shareholders, other than holders of the Excluded Shares, will be cashed out in exchange for the Per Share Merger Consideration, as applicable. See “Special Factors—Purposes of and Reasons for the Merger” beginning on page 47 for additional information.

The Shares are currently listed on the NASDAQ under the symbol “EFUT.” It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company wholly owned by Parent. The Shares will no longer be listed on the NASDAQ. In addition, registration of the Shares under the Securities Exchange Act of 1934 (as amended, and the rules and regulations promulgated thereunder, the “Exchange Act”) may be terminated and the Company will no longer be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. Following the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide to shareholders of public companies. See “Special Factors—Effects of the Merger on the Company” beginning on page 47 for additional information.

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Plans for the Company after the Merger (Page 50)

Following the consummation of the Merger, Parent will own 100% of the equity interests in the Surviving Company. The Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Recommendation of the Special Committee (Page 26)

The Special Committee reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Special Committee, after due consideration, acting with full power and authority delegated by the Board, unanimously (a) determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, other than affiliates of the Company, including holders of the Cancelled Shares (such unaffiliated shareholders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; (b) authorized and approved the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT YOU VOTE FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, the VARIATION of the authorized share capital of the Company from US$500,000 divided into 6,613,756 ordinary shares of a par value of US$0.0756 (rounded to 4 decimal places) each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, and the amendment and restatement of the existing memorandum and articles of association OF THE COMPANY by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Annexure 2 to the Plan of Merger, FOR the proposal to authorize each of the members of the special committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting

For a detailed discussion of the material factors considered by the Special Committee, see “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company” beginning on page 26 and “Special Factors—Effects of the Merger on the Company—Primary Benefits and Detriments of the Merger” beginning on page 49 for additional information. The foregoing summary is qualified in its entirety by reference to these sections.

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Position of the Buyer Group as to Fairness of the Merger (Page 31)

Each member of the Buyer Group believes that the Merger is fair to the Unaffiliated Security Holders. Their belief is based upon the factors discussed under the section entitled “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” beginning on page 31.

Each member of the Buyer Group is making the statements included in this paragraph solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of each member of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Financing of the Merger (Page 52)

The Buyer Group estimates that the total amount of funds necessary to consummate the Merger and related transactions will be approximately US$20 million, assuming no exercise of dissenters’ rights by shareholders of the Company.

The total amount of funds necessary to consummate the Merger and the other Transactions is expected to be provided through the equity capital of Parent and its affiliates.

Support Agreement (Page 52)

Concurrently with the execution and delivery of the Merger Agreement, Parent and the Company entered into a Support Agreement (the “Support Agreement”). Pursuant to the Support Agreement, among other things, Parent will (a) vote all of the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger and (b) restrict the transfer of all of the Shares owned by it, in each case in accordance with the terms of the Support Agreement. As of the date of the proxy statement, Parent beneficially owns approximately 52.15% of the total number of issued and outstanding Shares.

All descriptions of the Support Agreement in this proxy statement are qualified in their entirety by reference to the Support Agreement, a copy of which is attached as Annex C to this proxy statement.

Opinion of Duff & Phelps, LLC (“Duff & Phelps”), the Special Committee’s Financial Advisor (Page 35)

At the meeting of the Special Committee on September 21, 2016, Duff & Phelps rendered its oral opinion (which was confirmed in writing later that same day) to the Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps, the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) in the Merger was fair, from a financial point of view, to such holders.

The full text of the Duff & Phelps opinion is attached to this proxy statement as Annex D. The description of the Duff & Phelps’ opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Duff & Phelps’ opinion. Shareholders are urged to read the Duff & Phelps’ opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in connection with the opinion.

Duff & Phelps’ engagement and opinion were for the benefit of the Special Committee, in its capacity as such, and its opinion was rendered to the Special Committee in connection with its consideration of the Merger. Duff & Phelps’ opinion was not intended to and does not constitute advice or a recommendation to any shareholder as to how a shareholder should vote or act with respect to the Merger or any matter relating thereto.

See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 35 for additional information.

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Interests of the Company’s Executive Officers and Directors in the Merger (Page 54)

In considering the recommendations of the Special Committee, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	the potential enhancement or decline of share value for Parent, which is wholly owned by Beijing Shiji, and future performance of the Surviving Company;

•	the cancellation of (i) each vested Company Stock Option in exchange for the right to receive cash, (ii) each unvested Company Stock Option in exchange for an RCA, and (iii) each Company Restricted Share (whether vested or unvested) in exchange for the right to receive cash.

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company;

•	the compensation of members of the Special Committee in exchange for their services in such capacity at the rate of (i) US$6,500 per month for the chairman of the Special Committee (with total compensation for such services not to exceed $39,000) and (ii) US$5,000 per month for the other members of the Special Committee (with total compensation for such services not to exceed $30,000, each), the payment of which is not contingent upon the completion of the Merger or the Special Committee’s recommendation of the Merger; and

•	the continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements, including equity compensation, with the Surviving Company.

The Special Committee was aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52 for additional information.

No Solicitation (Page 77)

The Merger Agreement restricts our ability, until the Effective Time, or if earlier, the termination of the Merger Agreement, to solicit or engage in discussions or negotiations with third parties regarding any Acquisition Proposal (as defined in the section entitled “The Merger Agreement—No Solicitation”). See and read carefully “The Merger Agreement—No Solicitation” beginning on page 77.

Conditions to the Merger (Page 79)

The obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction of the following conditions:

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•	the Company Shareholder Approval having been obtained; and

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order that has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions, including the Merger.

The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	(a) certain representations and warranties of the Company being true and correct in all respects as of the date of the Merger Agreement and as of the closing of the Merger (the “Closing”) as if made on and as of such date and time (or as of a specific date, to the extent such representation or warranty is expressly made as of a specific date) and (b) certain other representations and warranties of the Company being true and correct in all respects without giving effect to any limitation or qualification by materiality or Company Material Adverse Effect (as defined in the section entitled “The Merger Agreement—Representations and Warranties”) as of the Closing as though made on and as of the Closing (or as of a specific date, to the extent such representation or warranty is expressly made as of a specific date), except where the failures to be true and correct would not constitute a Company Material Adverse Effect;

•	the Company having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing;

•	a Company Material Adverse Effect not having occurred since the date of the Merger Agreement, and not then occurring; and

•	the Company having delivered to Parent a certificate signed by a senior executive officer of the Company, certifying as to the fulfillment of the above conditions.

The obligations of the Company to consummate the Transactions, including the Merger, are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement and Support Agreement, to the extent qualified by materiality or any effect that prevents or materially impairs the ability of Parent and Merger Sub to consummate the Transactions, being true and correct and, to the extent not so qualified, being true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of a specified date, which will be true and correct only as of the specified date);

•	Parent and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement and the Support Agreement at or prior to the Closing; and

•	Parent and Merger Sub having delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and Merger Sub, as the case may be, certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement (Page 81)

The Merger Agreement may be terminated at any time prior to the Effective Time:

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(a)        by mutual written consent of Parent and the Company;

(b)       by either Parent or the Company, if:

•	the Merger is not consummated by May 23, 2017, provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement or the Support Agreement has been the primary cause of the failure of the Closing to occur by such date;

•	the Company Shareholder Approval of the Merger Agreement has not been obtained at the shareholders’ meeting of the Company or any adjournment or postponement thereof; or

•	any law or order issued by any governmental entity of competent jurisdiction that has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions, including the Merger, have become final and non-appealable, provided that this right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable law or order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the Merger Agreement.

(c)       by the Company, if:

•	Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement or the Support Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured by May 23, 2017, or if curable, will not have been cured by the earlier of May 23, 2017 and 30 days following receipt of written notice, provided that, the Company will not have this termination right if it is then in material breach under the Merger Agreement or the Support Agreement that would result in the failure to satisfy a condition to Closing;

•	prior to obtaining the Company Shareholder Approval, the Special Committee authorizes the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the section entitled “The Merger Agreement – No Solicitation”), the Company enters into such agreement concurrently with the termination of the Merger Agreement, and prior to or concurrently with such termination the Company pays to Parent in immediately available funds the termination fee of $1.1 million; or

•	by the Company where all of the conditions to each party’s obligations to effect the Merger have been satisfied, and the Company has delivered written notice to Parent that (i) all of the conditions to the obligations of the Company to effect the Merger have been satisfied or waived and (ii) it is ready to consummate the Transactions, and the Merger has not been consummated within 10 business days after the delivery of such written notice.

(d)       by Parent, if:

•	(i) the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured by May 23, 2017, or if capable of being cured, will not have been cured by the earlier of May 23, 2017 and 30 days following receipt by the Company of written notice, provided that Parent shall not have this termination right if it is then in material breach under the Merger Agreement or the Support Agreement that would result in the failure to satisfy a condition to Closing, (ii) the Company has breached in any material respect its non-solicitation obligations set forth in the Merger Agreement, or (iii) the Company has breached in any material respect its obligations to hold a meeting of its shareholders, or to make a recommendation at such meeting, and such breach shall not have been cured within 30 days following receipt by the Company of written notice; or

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•	the Special Committee, whether or not permitted to do so by the Merger Agreement, has (i) effected a change of recommendation or resolved to take such action, or (ii) authorized the Company to enter into an alternative acquisition agreement.

Termination Fees and Reimbursement of Expenses (Page 82)

The Company is required to pay Parent a termination fee of US$1.1 million if the Merger Agreement is terminated:

•	by Parent where (i) the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that a condition to Closing would not be satisfied and such breach cannot be cured, or if curable, is not cured within the requisite time period, or (ii) the Special Committee has effected a change of recommendation or resolved to take such action, or authorized the Company to enter into an alternative acquisition agreement;

•	by the Company where prior to obtaining the Company Shareholder Approval, the Special Committee authorizes the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal, and concurrently with the termination of the Merger Agreement the Company enters into such alternative acquisition agreement; or

•	by the Company or Parent, if (i) the Merger is not consummated by May 23, 2017, or (ii) the Merger Agreement is not approved by the Company Shareholder Approval at the shareholders’ meeting of the Company or any adjournment thereof, and where an Acquisition Proposal has been made, proposed or communicated and not withdrawn prior to the shareholders’ meeting (or prior to the termination of the Merger Agreement if there has been no shareholders’ meeting), and the Company enters into a definitive agreement in connection with certain Acquisition Proposals, or certain Acquisition Proposals are consummated within 12 months following such termination.

Parent is required to pay the Company a termination fee of US$2.2 million if the Merger Agreement is terminated:

•	by the Company where Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period; or

•	by the Company where all of the conditions to each party’s obligations to effect the Merger have been satisfied, and the Company has delivered written notice to Parent that (i) all of the conditions to the obligations of the Company to effect the Merger have been satisfied or waived and (ii) it is ready to consummate the Transactions, and the Merger has not been consummated within 10 business days after the delivery of such written notice.

U.S. Federal Income Tax Consequences (Page 58)

The receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 58. The tax consequences of the Merger or the exercise of dissenters’ rights to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

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PRC Income Tax Consequences (Page 61)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for the Company’s Shares should otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise or that PRC tax would otherwise apply. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise then the gain recognized on the receipt of cash for the Company’s Shares by the holders of such Shares that are not PRC tax residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Shares is subject to PRC tax if the holders of such Shares are PRC resident individuals. Neither Parent nor Merger Sub intends to withhold any PRC taxes on the consideration provided to non-PRC-resident shareholders of the Company in connection with the Merger. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences. Please see “Special Factors—PRC Income Tax Consequences” beginning on page 56 for additional information.

Cayman Islands Tax Consequences (Page 62)

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger Agreement. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed or produced before a court in the Cayman Islands (for example, for enforcement), (b) registration fees will be payable to the Cayman Registrar to register the Plan of Merger and (c) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette. See “Special Factors—Cayman Islands Tax Consequences” beginning on page 57 for additional information.

Regulatory Matters (Page 58)

The Company does not believe that any material U.S. federal or state, or foreign, regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the U.S. federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger (Page 58)

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions, including the Merger.

Accounting Treatment of the Merger (Page 58)

Upon completion of the Merger, the Company will cease to be a publicly traded Company, and the Company expects to account for the Merger at historic cost.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?

A:	On September 23, 2016, we entered into the Merger Agreement with Parent and Merger Sub. You are receiving this proxy statement in connection with the solicitation of proxies by the Board in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on _______, 2016, at ______ a.m. (Beijing time) at ______________.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

•	as a special resolution, that the Merger Agreement, the Plan of Merger and the Transactions, including the (i) Merger, (ii) the variation of the authorized share capital of the Company from US$500,000 divided into 6,613,756 ordinary shares of a par value of US$0.0756 (rounded to 4 decimal places) each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each (the “Variation of Capital”), and (iii) the adoption of the new amended and restated memorandum and articles of association in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), be authorized and approved;

•	as a special resolution, that each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What is the Merger?

A:	The Merger is a going private transaction pursuant to which the Buyer Group will acquire the Company. Once the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company after the Merger. If the Merger is consummated, the Company will continue its operations as a privately held company beneficially owned by Parent and, as a result of the Merger, Shares will no longer be listed on NASDAQ.

Q:	What will I receive in the Merger if I own Shares (that are not Excluded Shares)?

A:	If you own Shares immediately prior to the Effective Time (that are not Excluded Shares), at the Effective Time, you will be entitled to receive the Per Share Merger Consideration, in cash, without interest, for each Share you own immediately prior to the Effective Time (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex E to this proxy statement, with respect to the Merger, in which event you will be entitled to receive the fair value of each Share as determined pursuant to Section 238 of the Cayman Islands Companies Law).

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See “Special Factors—U.S. Federal Income Tax Consequences”, “Special Factors—PRC Income Tax Consequences” and “Special Factors—Cayman Islands Tax Consequences” beginning on page 58, page 61 and page 62 for a more detailed description of the tax consequences of the Merger. You should consult your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local, non-U.S. and other taxes.

Q:	How will the Company Share Awards be treated in the Merger?

A:	At the Effective Time, (i) each Company Stock Option that is vested and outstanding will be cancelled and converted into the right of the holder of such Company Stock Option to receive cash in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option (the “Option Consideration”), (ii) each unvested Company Stock Option that is outstanding will be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to the Option Consideration subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted, and (iii) each Company Restricted Share, whether vested or unvested, that is outstanding will be cancelled and converted into the right of the holder of such Company Restricted Share to receive cash, in the amount equal to the Per Share Merger Consideration.

Q:	What effects will the Merger have on the Company?

A:	As a result of the Merger, the Company will cease to be a publicly traded company and will be wholly owned by Parent. You will no longer have any interest in the future earnings or growth of the Company.

Q:	When do you expect the Merger to be completed?

A:	We are working toward consummating the Merger as quickly as possible and currently expect the Merger to consummate during the fourth quarter of 2016, after all conditions to the Merger have been satisfied or waived. In order to consummate the Merger, we must obtain the shareholders’ approval at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not consummated for any reason, the Company’s shareholders will not receive any payment for their Shares pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Shares.

Under certain specified circumstances under the Merger Agreement, the Company may be required to pay Parent or its designees a termination fee and reimburse Parent for its expenses in connection with enforcing the payment of such termination fee, or Parent may be required to pay the Company a termination fee and reimburse the Company for its expenses in connection with enforcing the payment of such termination fee, in each case, as described in “The Merger Agreement—Termination Fee” beginning on page 82.

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Q:	After the Merger is consummated, how will I receive the merger consideration for my Shares?

A:	If you are a registered holder of Shares (that are not Excluded Shares) immediately prior to the Effective Time, and if you have not exercised dissenter rights in respect of your Shares, promptly after the Effective Time, a paying agent appointed by Parent will mail you (a) a letter of transmittal for the purpose of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any issued share certificates representing Shares (or affidavits and indemnities of loss in lieu of share certificates) in exchange for the merger consideration. Upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, you will receive an amount equal to the number of your Shares represented by such share certificate (or affidavits and indemnities of loss in lieu of share certificates) or the number of uncertificated Shares multiplied by the Per Share Merger Consideration in cash, without interest, in exchange for the cancellation of your Shares.

In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the share certificate may be issued to such transferee if the share certificate which immediately prior to the Effective Time represented such Shares is presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes has been paid or are not applicable.

The Per Share Merger Consideration may be subject to backup withholding taxes if the paying agent has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger?

A:	In order for the Merger to be consummated, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders, passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Given Parent’s shareholding as described herein and assuming its compliance with their voting obligations under the Support Agreement to vote all its Shares in favor of the special resolutions, and assuming that 5,263,465 Shares will be issued and outstanding on the Share Record Date, which is the number of Shares issued and outstanding as of the date of this proxy statement, approximately 764,120 Shares owned by the Unaffiliated Security Holders (representing approximately 30.34% of the voting power of the entire issued and outstanding Shares as of the Share Record Date owned by the Unaffiliated Security Holders) must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

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Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	The proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting, must be authorized and approved by an affirmative vote of holders of Shares representing a majority of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Q:	How does the Special Committee recommend that I vote on the proposals?

A:	After careful consideration, the Special Committee, acting with full power and authority delegated by the Board, by a unanimous vote recommends that you vote:

•	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A;

•	FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

•	FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

You should read “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company” beginning on page 26 for a discussion of the factors that the Special Committee considered in deciding to recommend the approval of the Merger Agreement.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share Record Date is ______, 2016. Only shareholders entered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy (or in the case of a shareholder being a corporation, by its duly authorized corporate representative), of shareholders holding not less than an aggregate of 50% of the issued and outstanding shares of the Company on the Share Record Date will constitute a quorum for the extraordinary general meeting.

Q:	How will our directors and executive officers vote on the proposal to authorize and approve the Merger Agreement?

A:	Pursuant to the Support Agreement, Parent has agreed to vote (or cause to be voted) all of the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date of this proxy statement, Parent beneficially owns approximately 52.15% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 91 for additional information.

Q:	Do any of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

A:	Yes. Some of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52 for a more detailed discussion of how some of the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally.

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Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold Shares through a bank or broker) as of the Share Record Date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than the time appointed for the commencement of the extraordinary general meeting, being ______, 2016 at ___ (Beijing time), the deadline to lodge your proxy card, so that your Shares may be represented and voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. To attend the extraordinary general meeting, you must present certain documents to verify your identities, such as your identification card or passport and your share certificate. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Shares represented by your proxy will be voted FOR each of the proposals to be voted on at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	If my Shares are held in a brokerage, bank or other nominee account, will my broker, bank or other nominee vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank, or other nominee, your vote will not be counted; provided that if you are a holder of Shares and submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR each of the proposals to be voted on at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Q:	May I change my vote?

A:	Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

•	First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting.

•	Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than the time appointed for the commencement of the extraordinary general meeting, being___ (Beijing time) on ______, 2016, which is the deadline to lodge your proxy card.

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•	Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares, should I send in my Share certificates now?

A:	No. After the Merger is consummated, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your Share certificates for the merger consideration. Please do not send in your certificates now.

Q:	What happens if I sell my Shares before the extraordinary general meeting?

A:	The Share Record Date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the Merger is expected to be consummated. If you transfer your Shares after the Share Record Date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to the person to whom you transfer your Shares, but the transferee of the Shares will be entitled to receive the merger consideration in respect of such Shares, so long as such person is registered as the owner of such Shares when the Merger is consummated.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex E to this proxy statement. The fair value of each of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 85 as well as “Annex E—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

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Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our Investor Relations Department at +86-10-5091-6128.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the extraordinary general meeting, you must make your request no later than ten days prior to the date of the extraordinary general meeting.

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SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to China Standard Time.

The Board and senior management of the Company have reviewed periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

From November 16 to 23, 2015, Parent acquired 2,453,966 Shares through open market purchases for an aggregate purchase price of $16,750,509.61, including brokerage commissions and fees, or approximately $6.83 per Share on average, for investment purposes. As a result, Parent owned 2,453,966 Shares, representing 50.51% of the then total outstanding Shares.

On December 7, 2015, Parent acquired 290,891 Shares through open market purchases for an aggregate purchase price of $3,247,211.55, including brokerage commissions and fees, or approximately $11.16 per Share on average, for investment purposes. As a result, Parent owned 2,744,857 Shares, representing 56.49% of the then total outstanding Shares.

At the Company’s Extraordinary General Meeting of Shareholders held on February 29, 2016, the following nominees proposed by Parent were elected as directors of the Company: Kevin King (Class I), Hui Fang Xi (Class III), Dongyu Guan (Class II), Weihua Zhou (Class I), Yuanzhu Lu (Class I) and Tak Yuen Lai (Class III). The continuing legacy directors of the Company are as follows: Adam Yan, David Ren, Ping Yu, John Dai and Roger Zhang. On March 30, 2016, the Company announced that the Board has appointed Kevin Patrick King, who has served as the Chief Operating Officer of Beijing Shiji since June 2015, as the Company’s new chairman, replacing Adam Yan, who retired as chairman on March 25, 2016. Mr. Yan has remained as a director.

Between April and June of 2016, Mr. Li considered and evaluated the possibility of a going private transaction involving the Company as it potentially presented an attractive opportunity to the Company’s shareholders and could give the Company a greater flexibility to focus on improving the Company’s financial performance without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance. On May 11, 2016, representatives of Parent discussed with representatives of Cleary Gottlieb Steen & Hamilton (“Cleary”) about the general process of going private transactions and key issues in such transactions.

On June 3, 2016, the Buyer Group engaged Cleary as their U.S. legal counsel in connection with a potential going private transaction involving the Company. On the same day, the Buyer Group instructed Cleary to prepare a draft of the proposal letter to the Board to indicate its intention to privatize the Company.

On June 6, 2016, Parent submitted a preliminary non-binding proposal letter to the Board (the “Proposal”) to indicate its intention to acquire all of the outstanding Shares not already owned by Parent in a going private transaction for US$6.32 per Share in cash (the “Proposed Transaction”), subject to certain conditions. Parent also stated in the Proposal that it was interested only in the Proposed Transaction and was not interested in selling its Shares in any other transaction involving the Company. The Buyer Group intended to finance the transaction contemplated under the Proposal with its own equity capital.

Later on that day, the Company issued a press release regarding its receipt of the Proposal.

On June 7, 2016, Mr. Li, Parent and Beijing Shiji filed an amendment to the Schedule 13D with the SEC in connection with the Proposal.

On June 14, 2016 the Board held a telephonic meeting to discuss the Proposal. After the discussion, the Board determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent and disinterested directors (the “Special Committee”) and thus established the Special Committee to consider the Proposal, consisting of independent directors Mr. Yuanzhu Lu, Mr. Roger Zhang, and Mr. Weihua Zhou, with Mr. Yuanzhu Lu serving as chairman of the Special Committee. The Special Committee was granted, by way of a unanimous vote cast by all members of the Board present at the meeting, the power and authority to, among other things, (i) take any and all actions with respect to the Proposed Transactions or any potential alternative transaction which the Board would be entitled to take, including to undertake any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of the Company of the terms and conditions of the Proposed Transaction or any potential alternative transactions; (ii) take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the Proposed Transaction or any potential alternative transactions with the same effect as if the Board had taken such action or done or caused such things to be done; (iii) retain any advisors and consultants, including independent legal counsel and financial advisors, to assist the Special Committee in fulfilling its fiduciary duties; and (iv) do all acts as may be necessary or appropriate in its member’s judgment to carry out the duties of the Special Committee contemplated in the resolutions.

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Later on the same day, the Company issued a press release regarding the establishment of the Special Committee and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On June 16, the Buyer Group engaged Maples and Calder as their Cayman Islands legal counsel.

From mid-June 2016 to mid-July 2016, the Special Committee considered proposals from and conducted interviews with multiple prospective law firms and investment banks that had expressed interest in being considered for the roles of the U.S. legal advisor and the financial advisor to the Special Committee, respectively, and the possible timing of a transaction of this nature.

On July 14, 2016, after due consideration of the qualifications, experience and other characteristics of each potential legal advisor candidate, the Special Committee retained Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its independent U.S. legal advisor to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction. On the same day, after considering the experience, qualifications and reputation of each potential financial advisor candidate, the Special Committee engaged Duff & Phelps as its independent financial advisor.

On the same day, the Special Committee held a meeting with Gibson Dunn and Duff & Phelps, in which Campbells, Cayman Islands legal counsel to the Special Committee, participated via telephone call. Campbells first made a presentation to the members of the Special Committee on the members’ fiduciary duties to the Company and its shareholders under Cayman Islands law. Campbells then answered questions raised by members of the Special Committee and Gibson Dunn regarding the fiduciary duties of directors of a Cayman Islands company in a going private transactions. Thereafter, Gibson Dunn and Duff & Phelps discussed the typical process of a going private transaction, including the general timetable. At the request of the Special Committee, Duff & Phelps orally reviewed (i) precedent going private transactions of Cayman Islands-incorporated, US-listed, Chinese companies of a size similar to the Company where shareholders owning more than 50% of the total voting power were the buyers and (ii) how often a pre-signing market check was used in those situations. Various questions were asked by the Special Committee and answered by Duff & Phelps and Gibson Dunn regarding potential benefits, advantages, limitations and disadvantages of a pre-signing market check in the Proposed Transaction. Members of the Special Committee and Duff & Phelps then discussed the valuation methodologies that Duff & Phelps would use in connection with the Proposed Transaction and the financial due diligence that Duff & Phelps would perform.

Later on that day, the Company issued a press release regarding the Special Committee’s appointment of Gibson Dunn as its U.S. legal advisor and Duff & Phelps as its financial advisor, and on the same day furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On July 26, 2016, Cleary sent an initial draft of the Merger Agreement to Gibson Dunn.

On July 29, 2016, Gibson Dunn provided an issues list covering the key issues in the initial draft of the Merger Agreement to the Special Committee.

On August 2, 2016, the Company’s management held a telephonic meeting with Gibson Dunn to discuss the representations, warranties, and covenants in the draft Merger Agreement and Gibson Dunn solicited input from management as to which representations, warranties and covenants would be acceptable to the Company.

On August 5, 2016, the Special Committee held a telephonic meeting with Gibson Dunn and Duff & Phelps to discuss the initial draft of the Merger Agreement provided by Cleary on July 26, 2016. During the meeting, Gibson Dunn provided the Special Committee with an overview of the draft Merger Agreement and discussed with the Special Committee the key issues outlined in the issues list provided to the Special Committee prior to the meeting, including (i) the representations and warranties and covenants to be provided by the Company and Parent, respectively; (ii) certain trigger events for the termination of the Merger Agreement and the payment of termination fees; (iii) Parent’s financial condition and whether the Buyer Group should provide a guarantee of Parent’s obligations under the Merger Agreement, (iv) situations in which the Board may terminate the Merger Agreement to pursue a superior proposal offered by a third party; (iv) the absence of the right of the Company to terminate the Merger Agreement due to an event occurring after execution of the Merger Agreement that is unrelated to a superior proposal by a third party and that was not known to the Company prior to execution of the Merger Agreement (the “Intervening Event Provision”); (v) the absence of a “go-shop” right; (vi) the length of time between satisfaction of all closing conditions and closing; (vii) the closing conditions, including the absence of a “majority of the minority vote” requirement (the “Majority of Minority Condition”), and a condition that shareholders representing no more than 5% of the outstanding shares had validly served a notice of objection under 238(2) of the CICL as dissenting shareholders (the “Dissenting Shareholder Condition”); (viii) the end date, after which, if the Merger is not consummated, then either the Company or Parent may terminate the Merger Agreement (the “Long Stop Date”); (ix) the “force the vote” provision, pursuant to which the Buyer Group would have the right to force a shareholder vote even if a change in the company recommendation was made by the board absent termination of the Merger Agreement (the “Force the Vote Provision”); and (x) the lack of the specific performance right by the Company. Duff & Phelps then provided an update on its discussions with the Buyer Group. Duff & Phelps noted that the Buyer Group had verbally confirmed that it neither intended to sell its stake in the Company to a third party nor intended to form a group with any third party to carry out the Proposed Transaction. The Special Committee instructed Duff & Phelps to obtain written confirmation on this matter from the Buyer Group, which the Buyer Group later provided to the Special Committee. Duff & Phelps also reported that it had not yet received financial projections from the management of the Company, which forms part of the valuation analysis of the offer price of the Proposed Transaction being performed by Duff & Phelps. The Special Committee instructed Duff & Phelps to continue to follow up with the management of the Company for the financial projections. After thorough discussion and considering the views of its advisors, the Special Committee agreed on a proposed response to a majority of the key issues and instructed Gibson Dunn to revise the Merger Agreement accordingly. The Special Committee also instructed Gibson Dunn to reach out to Cleary to seek clarification on certain other issues.

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On the same day, Gibson Dunn held a telephone call with Cleary to follow up on a number of issues raised in the call with the Special Committee earlier, including (i) the length of time between satisfaction of all closing conditions and closing, (ii) the Long Stop Date, (ii) the Buyer Group’s proposed treatment of outstanding options and restricted shares, (iii) the Dissenting Shareholder Condition, (iv) the absence of a mutual right to specific performance, and (v) Parent’s financial strength and whether Beijing Shiji should guarantee Parent’s payment obligations under the Merger Agreement. Cleary provided information on certain issues and said it would follow up with the Buyer Group on certain other issues. Based on this call, Gibson Dunn provided an updated issues list to the Special Committee.

On August 8, 2016, the Special Committee held a telephonic meeting with Gibson Dunn to discuss Gibson Dunn’s call with Cleary on August 5, 2016 and other issues related to the initial draft of the Merger Agreement. Gibson Dunn described Cleary’s positions on certain issues discussed and then led the Special Committee in a discussion of the updated issues list. After further discussion and careful consideration, the Special Committee instructed Gibson Dunn to revise and negotiate with the Buyer Group various terms of the Merger Agreement, including (i) revising the Company’s representations and warranties (including removing the requirement that the Company provide a disclosure schedule qualifying such representations and warranties) and covenants and adding additional representations and warranties of Parent; (ii) requesting the Majority of Minority Condition and deleting the Dissenting Shareholder Condition, (iii) deleting the Force the Vote Provision; (iv) limiting the Buyer Group’s right to terminate the Merger Agreement and the triggering events for payment of the Company termination fee; (v) proposing the amount of the Buyer Group termination fee should be 6% of the equity value of the Company and to be twice that of the Company termination fee; (vi) excluding from the scope of liabilities to which the Company would be subject, any liabilities arising from any breach by the Company under the Merger Agreement which was under the direction of the Buyer Group; (vii) proposing the Long Stop Date to be on the nine-month anniversary of the signing date of the Merger Agreement (rather than on the six-month anniversary as proposed by the Buyer Group); (viii) enhancing conditions under which the Company could terminate the Merger Agreement to pursue a superior proposal, including adding a “go-shop” right and the Intervening Event Provision; (ix) suggesting that all outstanding options and restricted shares would be cancelled, accelerated and cashed out at closing; and (x) adding the Company’s right to seek specific performance in the event Parent and Merger Sub breach the Merger Agreement.

On August 12, 2016, Gibson Dunn held a telephone call with Cleary to follow up on a number of issues, including (i) the treatment of outstanding options and restricted shares, and (ii) the Dissenting Shareholder Condition.

On August 17, 2016, Gibson Dunn updated the Special Committee on Gibson Dunn’s discussion with Cleary on August 12, 2016 and confirmed that it would send a revised draft of the Merger Agreement to Cleary reflecting the Special Committee’s instructions to Gibson Dunn at the meeting on August 8, 2016 and subsequent discussions with the Special Committee.

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On August 18, 2016, Gibson Dunn delivered a revised draft of the Merger Agreement to Cleary. Later that day, Duff & Phelps sent the 5-year financial projections prepared by the management of the Company (the “Financial Projections”) to the Special Committee.

On August 23, 2016, the Special Committee held a telephonic meeting with Gibson Dunn and Duff & Phelps to review the Financial Projections. During the meeting, Duff & Phelps reviewed the Financial Projections with the Special Committee. Members of the Special Committee asked questions about the Financial Projections which Duff & Phelps answered and members of the Special Committee also discussed the Financial Projections extensively among themselves. The Special Committee instructed Duff & Phelps to invite management members of the Company to join the next meeting of the Special Committee to further discuss certain questions raised by the Special Committee with respect to the Financial Projections.

On August 24, 2016, the Special Committee held a telephonic meeting with Mr. Weiquan Ren, the Chief Executive Officer of the Company and Ms. Ping Yu, the Chief Financial Officer of the Company. The Special Committee discussed the Financial Projections with Mr. Ren and Ms. Yu and asked Mr. Ren and Ms. Yu a number of questions, which they answered.

On August 24, 2016, Gibson Dunn held a telephone call with Cleary to discuss issues in the draft of the Merger Agreement sent to Cleary on August 18, 2016.

On August 26, 2016, Mr. Yuanzhu Lu, chairperson of the Special Committee, sent an email to the Special Committee, Gibson Dunn, and Duff & Phelps informing the recipients that the Special Committee approved the Financial Projections to be used by Duff & Phelps in its valuation analysis.

On September 1, 2016, Cleary delivered a revised draft of the Merger Agreement to Gibson Dunn.

On September 5, 2016, Gibson Dunn provided the Special Committee with an updated issues list of the Merger Agreement based on the revised draft received from Cleary on September 1, 2016.

On September 7, 2016, the Special Committee held a telephonic meeting with Gibson Dunn and Duff & Phelps. During the meeting, Duff & Phelps orally updated the Special Committee on the progress of its financial analysis on the Company. The Special Committee instructed Duff & Phelps to request a price increase from the Buyer Group. Duff & Phelps also reported to the Special Committee that, based on the balance sheet of Parent as of June 30, 2016, which Gibson Dunn had earlier received from Cleary, Parent had sufficient liquid assets to consummate the Proposed Transaction at the offer price. The Special Committee instructed Duff & Phelps to seek clarification from the Buyer Group on a few matters relating to the balance sheet. Gibson Dunn then reviewed the updated issues list and the revised draft of the Merger Agreement received from Cleary on September 1, 2016 with the Special Committee, the implications thereof and the positions that the Special Committee may adopt. The Special Committee asked various questions, which Gibson Dunn answered. Members of the Special Committee extensively discussed issues raised by Gibson Dunn among themselves. The Special Committee instructed Gibson Dunn to prepare a markup draft of the Merger Agreement based upon the issues discussed and to further negotiate the Merger Agreement with Cleary.

On September 8, 2016, Duff & Phelps delivered to the Buyer Group a request that the Buyer Group should increase its offer price.

On September 12, 2016, Gibson Dunn held a telephone call with Cleary in which Cleary informed Gibson Dunn that the Buyer Group was prepared to offer the Special Committee a packaged proposal which is contingent on signing the Merger Agreement during the following week.

On September 13, 2016 Cleary delivered to Gibson Dunn a revised Merger Agreement reflecting the Buyer Group’s packaged proposal, including increasing the offer price to $6.42 per Share, as well as an initial draft of the Support Agreement.

On September 14, 2016, the Special Committee held a telephonic meeting with Gibson Dunn and Duff & Phelps. During the meeting, Duff & Phelps reported that, based on its preliminary analysis, the improved offer price of $6.42 per Share from Parent was above the preliminary valuation range. Gibson Dunn reported to the Special Committee details of the Buyer Group’s packaged proposal, including (i) the increase in offer price to $6.42 per Share; (ii) setting the amount of the Buyer Group termination fee to be 6% of the equity value of the Company which is twice the amount of the Company termination fee; (iii) removing the Dissenting Shareholder Condition, and (iv) removing the requirement for the Company to provide a disclosure schedule in connection with its representations and warranties in the Merger Agreement, together in exchange for the Company accepting (i) removal of the “go-shop” right and the Intervening Event Provision; (ii) removal of the Majority of Minority Condition; (iii) inclusion of the Force the Vote Provision; (iv) adopting the approach that all vested options and restricted shares (whether vested or unvested) will be cashed out at closing and all unvested options would be cancelled at closing in exchange for deferred cash payments; and (v) setting the Long Stop Date to be on the eight-month anniversary of the signing date of the Merger Agreement. After further discussion and careful consideration, the Special Committee determined that the packaged deal from the Buyer Group was generally acceptable and instructed Gibson to revise and negotiate with Cleary and finalize the terms of the Merger Agreement. In reaching its decision, the Special Committee considered, among other factors, that (a) the improved price of $6.42 per Share was above the preliminary valuation range, (b) Buyer Group held a majority of the outstanding shares in the Company and confirmed that it neither intended to sell its stake in the Company to a third party nor intended to form a group with any third party to carry out the Proposed Transaction, and the lack of any indication of interest from any third party in acquiring the Company since the announcement of the Proposal on June 6, 2016, (c) the Majority of Minority Condition was not a statutory requirement under the law of the Cayman Islands and that it was not common to have such a requirement based on past going private transactions involving Cayman Islands-incorporated companies, and (d) the other significant concessions made by the Buyer Group in the packaged deal, including increasing the Buyer Group termination fee and deleting the Dissenting Shareholder condition.

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Later on the same date, Gibson Dunn delivered a revised draft of the Merger Agreement to Cleary.

On September 18, 2016, Gibson Dunn delivered a revised draft of the Support Agreement to Cleary.

On September 19, 2016, Cleary delivered revised drafts of the Merger Agreement and the Support Agreement to Gibson Dunn. Later on the same date, Gibson Dunn delivered revised drafts of the Merger Agreement and the Support Agreement to Cleary.

Between September 19, 2016 and September 23, 2015, Gibson Dunn and Cleary continued to negotiate and finalized the terms of the Merger Agreement and the Support Agreement.

In light of the availability of certain members of the Special Committee, a telephonic meeting of the Special Committee with Duff & Phelps and Gibson Dunn was convened on September 21, 2016. Duff & Phelps presented to the Special Committee its financial analysis with respect to the consideration to be paid to the Company’s shareholders in the Proposed Transaction and rendered its oral opinion (which was confirmed in writing by delivery of Duff & Phelps’s written opinion dated the same day), to the effect that, as of September 21, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the consideration to be received in the Merger by holders of the Shares (other than holders of the Excluded Shares), was fair, from a financial point of view, to such holders of the Shares. Please see “Special Factors – Opinion of the Special Committee’s Financial Advisor” beginning on page 35 for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated September 21, 2016, is attached as Annex D to this proxy statement. Thereafter, Gibson Dunn reviewed with the members of the Special Committee the key terms of the Merger Agreement and the related transaction documents. Following a discussion of the updated terms of the Merger Agreement, as well as Duff & Phelps’s financial presentation and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement, the Plan of Merger and the Support Agreement, each in the drafts presented to the Special Committee, and the transactions contemplated by the Merger Agreement, including the Merger.

On the same day following the meeting of the Special Committee, the Board held a telephonic meeting. All directors of the Board were present. The Special Committee updated the Board on its evaluation of the Proposed Transaction during the past few months and reported its decision to approve the Merger Agreement, the Plan of Merger and the Support Agreement, each in the drafts presented to the Special Committee, and the transactions contemplate by the Merger Agreement, including the Merger. Members of the Board asked various questions with respect to the Merger Agreement and the Proposed Transaction, which members of the Special Committee and representatives of Gibson Dunn answered.

On September 23, 2016, Gibson Dunn and Cleary finalized the Merger Agreement, the Plan of Merger and the Support Agreement, and the Company, Parent and Merger Sub executed the Merger Agreement and the Support Agreement on the same day.

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On September 23, 2016, the Company issued a press release announcing the execution of the Merger Agreement and the Support Agreement, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On September 23, 2016, Mr. Li, Parent and Beijing Shiji filed with the SEC an amendment to Schedule 13D in connection with the execution of the Merger Agreement and the Support Agreement.

Reasons for the Merger and Recommendation of the Special Committee and the Company

At a meeting on June 14, 2016, the Board granted the Special Committee, by way of a unanimous vote cast by all members of the Board present at the meeting, the power and authority to, among other things, (i) take any and all actions with respect to the Proposed Transactions or any potential alternative transaction which the Board would be entitled to take, including to undertake any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of the Company of the terms and conditions of the Proposed Transaction or any potential alternative transactions; (ii) take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the Proposed Transaction or any potential alternative transactions with the same effect as if the Board had taken such action or done or caused such things to be done; (iii) retain any advisors and consultants, including independent legal counsel and financial advisors, to assist the Special Committee in fulfilling its fiduciary duties; and (iv) do all acts as may be necessary or appropriate in its member’s judgment to carry out the duties of the Special Committee contemplated in the resolutions.

The Special Committee and the Company believe that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance.

In addition, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance. The Company is also required to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information, which potentially may help them compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be.

The Special Committee and the Company also believe the limited trading volume of the Company’s Shares on NASDAQ does not justify the costs of remaining a public company, including the costs of complying with the Sarbanes-Oxley Act of 2002 and other U.S. federal securities laws. The costs of complying with the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately $800,000 and $850,000 for the years ended 2014 and 2015, respectively. See “Special Factors—Effects of the Merger on the Company—Private Ownership” for further information on the costs of the Company complying with the U.S. federal securities laws. The Special Committee and the Company believe that it is appropriate for the Company to undertake the Merger and terminate the registration of shares of Company common stock at this time due to the high costs of remaining a publicly traded company, including the cost of complying with the Sarbanes-Oxley Act of 2002 and other U.S. federal securities laws. We estimate such costs to be, on an annualized basis, an aggregate amount of approximately US$900,000.

The Special Committee reviewed the financial projections prepared by our management and reviewed by Duff & Phelps in its preparation of fairness opinion, which are subject to assumptions and uncertainties presented under “Special Factors—Certain Financial Projections”. Based on these projections, the Company’s projected net revenues, gross profit, income from operations and net income for the fiscal year 2016 would all be lower than that of the previous year. The Special Committee also noted that Duff & Phelps was of the opinion that, as of September 21, 2016 and based upon and subject to the factors, assumptions, and limitations set forth in its opinion, the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) in the Merger was fair, from a financial point of view, to such holders. The Special Committee also noted that the Buyer Group does not require debt financing in order to complete the Merger.

At a meeting on September 21, 2016, the Special Committee, after consultation with its financial advisor and legal counsels and due consideration, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (b) authorized and approved the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for authorization and approval.

In the course of reaching its determination, the Special Committee and the Company considered the following factors and potential benefits of the Merger, each of which the Special Committee believes supported its decisions to recommend the Merger Agreement and that the Merger is substantially fair to the Unaffiliated Security Holders. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

•	the Special Committee’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and their belief that the Merger is financially more favorable to the Unaffiliated Security Holders than any other alternative reasonably available to the Company and the Unaffiliated Security Holders;

•	estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

•	the current and historical market prices of Shares, and the fact that the Per Share Merger Consideration of US$6.42 offered to the Unaffiliated Security Holders representing a premium of 17.8% over the closing price on June 3, the last trading day prior to the Company’s announcement that it had received a going private proposal;

•	the limited trading volume of the Company’s Shares on NASDAQ and the concentrated ownership structure of the Company;

•	the costs of regulatory compliance for public companies;

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•	the trends in the Company’s industry, including competition;

•	the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance;

•	the elimination of the investor relations function at the Company, and associated cost savings;

•	the recognition that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance;

•	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help our actual or potential competitors, customers, lenders and vendors compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be;

•	the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly traded entity and the perceived risks of that alterative), the range of potential benefits to its shareholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account the likelihood of execution as well as business, competitive, industry and market risks;

•	the fact that the consideration payable in the Merger is entirely in cash, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares;

•	the possibility that it could take a considerable period of time before the trading price of the Shares would reach and sustain at least the Per Share Merger Consideration of US$6.42, as adjusted for present value, and the possibility that such value might never be obtained;

•	the negotiations with respect to the Per Share Merger Consideration and the Special Committee’s determination that, following negotiations with the Buyer Group, US$6.42 per Share was the highest price that the Buyer Group would agree to pay;

•	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the Merger Agreement;

•	the likelihood and anticipated timing of consummating the Merger in light of the scope of the conditions to closing; and

•	the Company’s ability, in certain circumstances as set out in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement;

•	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Parent will pay the Company a termination fee of US$2.2 million (see “The Merger Agreement—Termination Fee” beginning on page 82);

the financial analysis reviewed by Duff & Phelps with the Special Committee, and the oral opinion to the Special Committee (which was confirmed in writing by delivery of Duff & Phelps’s written opinion dated September 21, 2015), with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Merger by the holders of Shares (other than the Excluded Shares), as of September 21, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion. (see “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 35 for additional information). The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of the US$6.42 Per Share Merger Consideration to be received by holders of the Shares (other than the Excluded Shares), including the Company’s director and officer shareholders holding, in aggregate, 866,772 Shares and currently exercisable 258,750 restricted shares (vested and unvested) and shares underlying options to purchase Shares with an exercise price lower than US$6.42 per Share that are expected to be vested prior to the Effective Time. These director and officer shareholders are treated in the same way as the Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of merger consideration per Share as the Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in the opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors based on which the Special Committee determines that the Merger is fair to the Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence; and

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•	since the announcement of the proposed transaction on June 6, 2016 and prior to the entry into the Merger Agreement, no party other than the members of the Buyer Group had contacted the Company or the Special Committee expressing an interest in exploring an alternative transaction with the Company.

In addition, the Special Committee and the Company believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•	the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

•	in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and their respective advisors on behalf of the Unaffiliated Security Holders;

•	all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than the members’ receipt of Board compensation in the ordinary course, the members’ receipt of Special Committee compensation (which is not contingent upon the consummation of the Merger or the Special Committee’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Duff & Phelps as its financial advisor and Gibson Dunn and Campbells as its legal advisors;

•	The Special Committee was empowered to exercise the full power and authority of the Board in connection with the Proposed Transaction and related process, including to undertake any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of the Company of the terms and conditions of the Proposed Transaction or any potential alternative transactions;

•	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand;

•	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

•	the recognition by the Special Committee that the Special Committee had no obligation to recommend the Merger or any other transaction;

•	the Company’s ability, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of the Company Shareholder Approval in order to accept an alternative transaction proposed by a third party that constitutes a Superior Proposal if the Special Committee determines that its exercise of fiduciary duties requires a change in its recommendation to its shareholders with respect to the Merger;

•	the ability of the Special Committee, with respect to a Superior Proposal, to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement;

•	the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

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•	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Company also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•	approval of the Merger Agreement is not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group;

•	the Unaffiliated Security Holders will have no on-going equity participation in the Company following the Merger, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

•	the highest historical closing price of Shares was US$45.93 per Share since the Company became publicly listed on NASDAQ in October 31, 2006;

•	the risks and costs to the Company if the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•	the Company may be required, under certain circumstances, to pay Parent a termination fee of US$1.1 million in connection with a termination of the Merger Agreement;

•	the Company’s remedy in the event of a breach of the Merger Agreement by Parent or Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$2.2 million, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

•	the terms of the Buyer Group’s participation in the Merger and the fact that Parent may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders (see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 49 for additional information);

•	the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

•	the taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors—U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

The foregoing discussion of information and factors considered by the Special Committee and the Company is not intended to be exhaustive, but includes a number of the factors considered by the Special Committee and the Company. In view of the wide variety of factors considered by the Special Committee, the Special Committee and the Company did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, based upon the totality of the information presented to and considered by it.

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In reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Special Committee considered financial analyses presented by Duff & Phelps. These analyses included, among others, selected companies analysis, selected transactions analysis and discounted cash flow analysis. All of the material analyses as presented to the Special Committee on September 21, 2016 are summarized below under the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 35. The Special Committee expressly adopted these analyses and opinions, among other factors considered, in reaching its determination as to the fairness of the Transactions, including the Merger.

Neither the Special Committee nor the Company gave any consideration to Duff & Phelps’s premiums paid analysis. As described in the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor—Premium Paid Analysis” beginning on page 45, the premiums paid as implied by the transactions considered by Duff & Phelps vary significantly from transaction to transaction. The premiums paid analysis was used for illustrative purposes only and Duff & Phelps did not refine or analyze the premiums paid analysis for comparability by products, size, liquidity or other factors.

Neither the Special Committee nor the Company considered the liquidation value of the Company’s assets because it considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Company believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value for the reasons that (i) liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) it is impracticable to determine a liquidation value given the significant execution risk involved in any breakup of a company; (iii) an ongoing operation has the ability to continue to earn profit, while a liquidated company does not, such that the “going-concern value” will be higher than the “liquidation value” of a company because the “going concern value” includes the liquidation value of a company’s tangible assets as well as the value of its intangible assets, such as goodwill; and (iv) a liquidation process would involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation. Furthermore, the Company has no intention of liquidation and the merger will not result in the liquidation of the Company. The Special Committee and the Company believe the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value. The Special Committee and the Company also considered the historical market prices of our Shares as described under the section entitled “Market Price of the Company’s Shares, Dividends and Other Matters—Market Price of the Shares” beginning on page 62. The Special Committee and the Company considered the purchase prices paid in previous purchases as described under “Transactions in Shares.”

Neither the Special Committee nor the Company, however, considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Company believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. The Company’s net book value per Share as of December 31, 2015 was approximately US$4.93 based on 5,218,615 Shares issued and outstanding as of that date. The Company is not aware of any firm offers made by any unaffiliated person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would result in a change of control of the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders, the Special Committee, on behalf of the Company, considered the analysis and factors described above under this section and under “Special Factors— Background of the Merger.” Such determination, recommendation and analyses were expressly adopted by the Company. During its consideration of the Merger Agreement and the Transactions, including the Merger, the Special Committee and the Company were also aware that some of the Company’s shareholders, including Parent, and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the Company’s Unaffiliated Security Holders generally, as described under the section entitled “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 21, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company ” beginning on page 26 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 35, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

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For the foregoing reasons, the Special Committee believes that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders.

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing going private transactions, each member of the Buyer Group is an affiliate of the Company, and therefore, required to express its belief as to the fairness of the Transactions to the Unaffiliated Security Holders. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the Transactions are not intended and should not be construed as a recommendation to any holder of Shares as to how to vote on the proposal to authorize and approve the Merger Agreement the Plan of Merger and the Transactions, including the Merger. The Buyer Group has interests in the Transactions that are different from, and in addition to, those of the Unaffiliated Security Holders by virtue of their continuing interests in the Surviving Company after the consummation of the Transactions. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52 for additional information.

The Buyer Group believes the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to them, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. No member of the Buyer Group participated in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal or financial advisors as to, the fairness of the Transactions to the Unaffiliated Security Holders. Furthermore, the members of the Buyer Group did not engage a financial advisor for the purpose of performing any independent valuation or other analysis to assist them in assessing the fairness of the Per Share Merger Consideration, as applicable, to the Company’s Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Board discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company” beginning on page 26, the Buyer Group believes the Transactions are substantively and procedurally fair to the Unaffiliated Security Holders. In particular, the Buyer Group’s belief is based on the consideration of the following factors, which are not listed in any relative order of importance:

•	the current and historical market prices of Shares, and the fact that the Per Share Merger Consideration of US$6.42 offered to the Unaffiliated Security Holders representing a premium of 17.8% over the closing price on June 3, the last trading day prior to the Company’s announcement that it had received a going private proposal;

•	the recognition of the potential disadvantages that the Company would continue to face as an SEC-reporting public company, including continuing to be subject to the (i) costs of regulatory compliance estimated at approximately $900,000 per year; (ii) requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help the Company’s actual or potential competitors, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be and (iii) the limited trading volume of the Company’s Shares on NASDAQ;

•	the Special Committee consists solely of directors who are unaffiliated with any member of the Buyer Group or any officer or employee of the Company and do not have any interests in the Merger different from, or in addition to, those of the Unaffiliated Security Holders, other than (i) the directors’ receipt of Board compensation in the ordinary course, (ii) Special Committee members’ compensation in connection with its evaluation of the Merger (which is not contingent upon the consummation of the Merger or the Special Committee’s or Board’s recommendation of the Merger) and (iii) the directors’ indemnification and liability insurance rights under the Merger Agreement;

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•	the Special Committee was established and given full power and authority by the Board to review and consider the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

•	the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Unaffiliated Security Holders;

•	the Buyer Group did not participate in or seek to influence the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

•	the Special Committee had no obligation to recommend the authorization and the approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

•	the Special Committee retained and was advised by an independent legal counsel and independent financial advisor, each of whom are experienced in advising committees such as the Special Committee in similar transactions;

•	the Per Share Merger Consideration and other terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions were the result of robust negotiations between the Buyer Group and the Special Committee through their respective advisors;

•	under the terms of the Merger Agreement, in certain circumstances relating to an unsolicited bona fide proposal which constitutes, or would reasonably be expected to lead to a Superior Proposal, prior to obtaining the Company Shareholder Approval of the Merger, the Company is permitted (subject to certain limitations and restrictions set forth in the Merger Agreement) to furnish information to and participate in discussions or negotiations with persons making such a proposal and the Special Committee is permitted to withhold, withdraw, amend or modify its recommendation of the Merger Agreement if the failure to make a change in the Company’s recommendation would reasonably be expected to be inconsistent with the Special Committee members’ fiduciary duties (subject to certain other conditions, limitations and restrictions set forth in the Merger Agreement);

•	the ability of the Company to terminate the Merger Agreement under the terms of the Merger Agreement to enter into a Superior Proposal or upon a change in the recommendation to the Company under certain circumstances, subject to compliance with the terms and conditions of the Merger Agreement;

•	the termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances is US$1,100,000, while the termination fee payable by Parent to the Company if the Merger Agreement is terminated under certain circumstances is US$2,200,000, which is twice the amount of the termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances;

•	the Company has the ability to specifically enforce the terms of the Merger Agreement and the Support Agreement under certain circumstances;

•	notwithstanding that the opinion of Duff & Phelps, LLC was provided for the information and assistance of the Special Committee and the members of the Buyer Group are not entitled to, and did not, rely upon such opinion, the fact that the Special Committee received from its financial advisor, Duff & Phelps, LLC, an opinion (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated September 21, 2016), with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Merger by the Unaffiliated Security Holders, as of September 21, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion;

•	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with the required procedures under Section 238 of the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands;

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•	the consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, allowing the Unaffiliated Security Holders to immediately realize certainty of value and liquidity for all of their Shares, without incurring brokerage and other costs typically associated with market sales;

•	the Merger is not conditioned on any third-party financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the Merger will be completed and the merger consideration will be paid to the Company's Unaffiliated Security Holders; and

•	the Special Committee was fully informed about the extent to which the interests of the Buyer Group in the Merger differed from those of the Unaffiliated Security Holders.

The Buyer Group did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs.

In its consideration of the fairness of the Merger, the Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Security Holders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Buyer Group did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The Buyer Group did not seek to establish a pre-Merger going concern value for the Company’s Shares to determine the fairness of the merger consideration to the Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the Shares, the merger consideration represented a premium to the going concern value of the Company.

Members of the Buyer Group were not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders is not intended to be exhaustive, but is believed to include all material factors considered. The Buyer Group found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any shareholder of the Company to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Buyer Group does not make any recommendation as to how such shareholders should vote relating to the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, the Company’s management prepared certain financial projections for the fiscal year ending December 31, 2016 through the fiscal year ending December 31, 2020 for the Special Committee and Duff & Phelps in connection with the financial analyses of the Merger. These financial projections, which were based on Company management’s estimates of the Company’s future financial performance for the periods provided, were prepared by the Company’s management for internal use and for use by Duff & Phelps in its financial analyses, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles (“U.S. GAAP”)

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The financial projections are not a guarantee of performance. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding gross margin, operating expenses, tax rates, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and net income. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by management that management believed were reasonable at the time the projections were prepared.

The main assumptions and estimates underlying the financial projections include: (1) the Company’s own historical financials, (2) that the projected revenues, costs and expenses of the Company will conform to the level estimated in the budgets prepared by management, (3) that there will be no material change in the existing political, legal, fiscal and economic conditions in China where the Company conducts most of its business, (4) that there will be no significant deviation in the industry trends and market conditions from the current market expectation, and (5) that the Company will retain current management and key personnel to support its ongoing operation and development.

The foregoing information is not, however, fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of management, may cause actual future results to differ materially from the results forecasted in these financial projections.

In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the projections were prepared. We cannot assure you that the projections will be realized or that actual results will not be significantly different from those contained in the projections.

Neither the Company’s independent registered public accounting firm, Grant Thornton, nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the financial projections or their achievability. The Grant Thornton report accompanying the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 incorporated by reference in this proxy statement refers exclusively to the Company’s historical information and does not cover any other information in this proxy statement and should not be read to do so. The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the financial advisor and are not included for the purpose of influencing any shareholder to make any investment decision with respect to the Merger, including whether or not to seek appraisal for his, her or its Shares.

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The following table shows the financial projections prepared by our management and considered by the Special Committee in connection with their analysis of the Merger and Duff & Phelps in connection with the delivery of its fairness opinion:

Management Projections

	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E
	(RMB in millions except percentages)
Net Revenues	213	223	238	254	272

Gross Profit *	85	90	97	110	120
% Margin	39.90%	40.36%	40.68%	43.13%	44.06%

Operating Expenses *	84	80	82	86	90

EBITDA	14	22	27	32	35
% Margin	6.80%	10.55%	12.68%	15.12%	16.62%

Income from Operations	1	10	14	24	30
% Margin	0.53%	4.90%	6.74%	11.06%	14.01%

Net Income	0	9	13	20	26
% Margin	0.01%	4.36%	5.93%	9.60%	12.11%

* Management projected gross profit and operating expenses include depreciation and amortization, management projected 2016 operating expenses include privatization expense.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 94, and “Item 3. Key Information— D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, incorporated by reference into this proxy statement.

Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter, the Special Committee retained Duff & Phelps as its financial advisor to deliver a fairness opinion in connection with the Merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, private placements of securities, and other investment banking services.

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At the meeting of the Special Committee on September 21, 2016, Duff & Phelps rendered its oral opinion (which was confirmed in writing later that same day) to the Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps, the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) in the Merger was fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of the Shares other than in their capacity as holders of Shares). No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated September 21, 2016, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Annex D to this proxy statement and is incorporated herein by reference. The summary of the opinion of Duff & Phelps set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The shareholders of the Company are urged to read the opinion in its entirety. Duff & Phelps’ written opinion is addressed to the Special Committee (in its capacity as such), is directed only to the Merger Consideration to be paid in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Merger or any other matter.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2011 through 2015; and the Company’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016 included in the Company’s Form 6-K filed with the SEC;
•	reviewed a detailed financial projection model for the years ending December 31, 2016 through 2020, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (the ‘‘Management Projections’’);
•	reviewed other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by management of the Company;
•	reviewed a letter dated September 12, 2016 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for the Company (the “Management Representation Letter”);
•	reviewed documents related to the Merger, including the Merger Agreement, the latest draft of which reviewed by Duff & Phelps was dated September 19, 2016;
•	discussed the information referred to above and the background and other elements of the Merger with the management of the Company;
•	discussed with Company management its plans and intentions with respect to the management and operation of the business;
•	reviewed the historical trading price and trading volume of the Shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;
•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and
•	conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

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In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information (or assume any responsibility or liability for independently verifying such information);
•	relied upon the fact that the Special Committee, the board of directors and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;
•	assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;
•	assumed that the information relating to the Company and the Merger supplied by the Company to Duff & Phelps, and the representations made by Company management regarding the Company and the Merger, are complete and accurate in all material respects, did not and does not omit to state a material fact in respect of the Company and the Merger necessary to make the information not misleading in light of the circumstances under which the information was provided;
•	assumed that the representations and warranties made by all parties in the Merger Agreement and in the Management Representation Letter are true and correct and that each party to the Merger Agreement will fully and timely perform all covenants, undertakings and obligations required to be performed by such party;
•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Merger Agreement, conform in all material respects to the drafts reviewed;
•	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;
•	assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and
•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger and as to which Duff & Phelps did not express any view or opinion in the opinion, including as to the reasonableness of such assumptions.

Duff & Phelps prepared its opinion effective as of the date thereof. Its opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps has disclaimed any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof or (ii) update, revise or reaffirm its opinion after the date thereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company. Duff & Phelps had not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger.

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Duff & Phelps did not express any opinion as to the market price or value of the Shares (or anything else) after the announcement or the consummation of the Merger (or any other time). Its opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps has expressly disclaimed any responsibility or liability in this regard.

In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation payable to or to be received by the Company’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. In addition, Duff & Phelps’ opinion did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than the Excluded Shares).

Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ written consent. Duff & Phelps has consented to the inclusion and disclosure of its opinion and presentation materials in this proxy statement and the transaction statement on Schedule 13e-3 with respect to the Merger. The opinion (i) did not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) did not address any transaction related to the Merger; (iii) was not a recommendation as to how the Special Committee or any shareholder should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) did not indicate that the merger consideration was the best possibly attainable under any circumstances; instead, it merely stated whether the merger consideration was within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion was based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex D. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

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Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2016 through December 31, 2020, with ‘‘free cash flow’’ defined as cash generated by the business that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this proxy statement in the section entitled ‘‘Special Factors—Certain Financial Projections’’ beginning on page 33.The costs associated with the Company being a publicly listed company were excluded from the financial projections because such costs would likely be eliminated as a result of the Merger. The following table sets forth the free cash flow projections based on the Management Projections used in Duff & Phelps’ analysis:

	Fiscal Year Ending December 31,
(RMB in millions except percentages)	2016	2017	2018	2019	2020
Net Revenue	213	223	238	254	272
% Growth	-5.3%	4.8%	6.4%	6.9%	7.1%

Adjusted Gross Profit (1)	97	101	108	117	124
% Margin	45.6%	45.4%	45.6%	46.1%	45.7%

Adjusted Operating Expenses (2)	73	75	78	82	85
% Net Revenue	34.3%	33.8%	32.8%	32.1%	31.4%

EBITDA (3)	24	26	30	36	39
% Margin	11.3%	11.6%	12.8%	14.0%	14.3%

EBIT (3)	11	14	18	27	33
% Margin	5.0%	6.2%	7.5%	10.6%	12.3%

Net Operating Profit After Tax (3)	10	12	15	23	28
% Margin	4.5%	5.3%	6.4%	9.0%	10.4%

Calculation of Free Cash Flow to Firm	2016 Q3-Q4	2017	2018	2019	2020
Net Operating Profit After Tax	28	12	15	23	28

Depreciation & Amortization	7	12	13	9	6

Capital Expenditures	-1	-2	-2	-2	-2

Intangible Assets Purchase	-1	-3	-4	-5	-6

(Increase) / Decrease in Net Working Capital (4)	0	2	2	2	3

Free Cash Flow to Firm (5)	32	20	24	27	29

Notes:

(1) Adjusted gross profit excludes depreciation and amortization.

(2) Adjusted operating expenses exclude depreciation and amortization, and the costs associated with the Company being a publicly listed company.

(3) EBITDA, EBIT and Net Operating Profit After Tax are not measures of performance calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). For the purpose of Duff & Phelps’ discounted cash flow analysis:

EBITDA = Adjusted Gross Profit - Adjusted Operating Expenses

EBIT = EBITDA - Depreciation & Amortization

Net Operating Profit After Tax = EBIT – Corporate Income Tax

(4) Working capital change in 2016 reflects normalized level.

(5) Prior to application of 10% dividend withholding tax calculated based on levered cash flows.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2020 (the ‘‘Terminal Value’’) using a perpetuity growth formula assuming a 4.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 17.0% to 20.0%, reflecting Duff & Phelps’ estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB 163.8 million ($24.6 million) to RMB 195.2 million ($29.3 million) and a range of implied values of the Company’s Shares of $5.44 to $6.26 per Share.

39

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the software solutions and IT service industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The sixteen companies included in the selected public company analysis in the software solutions and IT service industry were:

China software solutions and IT service companies	•	Chinasoft International Ltd.
	•	Kingdee International Software Group Co. Ltd.
	•	Sinosoft Technology Group Limited
	•	Chanjet Information Technology Company Limited

Global software solution and IT service companies	•	Manhattan Associates, Inc.
	•	Aspen Technology, Inc.
	•	Kinaxis Inc.
	•	Varonis Systems, Inc.
	•	Axway Software S.A.
	•	IDOX plc
	•	American Software, Inc.
	•	Sword Group SE
	•	K3 Business Technology Group plc
	•	Tecsys Inc.
	•	TXT e-solutions S.p.A.
	•	GlobalSCAPE, Inc.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2016, 2017 and 2018 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) were adjusted for purposes of this analysis to eliminate public company costs.

40

	Revenue Growth				EBITDA Growth				EBITDA Margin				EBITDA-Capex Margin
	LTM[1]	2016	2017	2018	LTM	2016	2017	2018	LTM	2016	2017	2018	LTM	2016	2017	2018
China software solutions and IT service companies
Chinasoft International Ltd.	15.3%	20.8%	19.1%	20.1%	16.3%	37.2%	29.5%	17.8%	10.0%	11.3%	12.3%	12.1%	4.0%	7.0%	8.7%	9.2%
Kingdee International Software Group Co. Ltd.	12.0%	18.7%	14.2%	16.6%	-15.5%	19.4%	21.5%	11.0%	26.9%	31.0%	33.0%	31.4%	-0.4%	11.8%	16.6%	16.5%
Sinosoft Technology Group Limited	23.0%	21.3%	22.9%	23.8%	37.2%	21.5%	24.4%	24.7%	61.5%	58.9%	59.6%	60.1%	34.3%	22.7%	24.8%	25.0%
Chanjet Information Technology Company Limited	15.0%	7.1%	16.2%	11.0%	NM	NM	NM	66.7%	-55.7%	0.9%	2.8%	4.2%	-65.4%	-21.7%	-18.9%	-17.4%
Group Median	15.1%	19.7%	17.6%	18.4%	16.3%	21.5%	24.4%	21.2%	18.5%	21.2%	22.7%	21.7%	1.8%	9.4%	12.6%	12.9%

Global software solution and IT service companies
Manhattan Associates, Inc.	11.3%	10.8%	9.7%	9.5%	24.8%	26.2%	11.7%	11.5%	31.8%	34.7%	35.3%	35.9%	30.1%	32.6%	33.1%	NA
Aspen Technology, Inc.	7.3%	-0.1%	4.9%	NA	19.7%	6.2%	9.1%	NA	47.1%	47.2%	49.1%	NA	46.3%	46.0%	47.8%	NA
Kinaxis Inc.	29.7%	26.1%	20.5%	23.1%	18.6%	23.5%	25.8%	30.5%	22.9%	27.3%	28.5%	30.2%	19.2%	21.1%	20.2%	22.7%
Varonis Systems, Inc.	29.4%	25.7%	19.3%	16.0%	NM	NM	NM	NM	-10.7%	-3.4%	-0.1%	5.9%	-13.6%	-6.0%	-3.1%	2.7%
Axway Software S.A.	4.4%	8.8%	6.6%	7.0%	-23.0%	7.8%	11.8%	13.5%	14.2%	16.5%	17.3%	18.3%	12.0%	14.9%	15.9%	17.8%
IDOX plc	15.8%	22.5%	10.5%	NA	59.3%	27.0%	10.0%	NA	27.3%	26.7%	26.6%	NA	22.0%	22.8%	22.9%	NA
American Software, Inc.	5.2%	3.6%	6.3%	NA	-6.8%	10.7%	8.0%	NM	14.2%	14.4%	14.7%	NA	10.8%	11.3%	11.4%	NA
Sword Group SE	18.4%	17.2%	10.8%	7.1%	22.7%	24.7%	11.8%	10.4%	14.8%	15.4%	15.6%	16.1%	9.1%	12.0%	12.5%	14.0%
K3 Business Technology Group plc	6.9%	9.3%	6.1%	NA	-4.0%	54.7%	12.9%	NA	11.1%	16.1%	17.1%	NA	4.9%	10.7%	11.9%	NA
Tecsys Inc.	16.0%	18.5%	5.5%	9.1%	59.5%	NM	22.8%	35.0%	11.3%	11.1%	13.0%	16.1%	9.7%	9.7%	11.1%	NA
TXT e-solutions S.p.A.	9.6%	14.1%	6.6%	8.1%	-2.9%	32.2%	10.1%	12.6%	9.2%	11.3%	11.6%	12.1%	8.1%	10.2%	10.3%	10.8%
GlobalSCAPE, Inc.	9.2%	13.1%	11.1%	10.8%	-4.3%	13.1%	26.5%	10.1%	22.4%	25.8%	29.4%	29.2%	16.5%	17.2%	19.9%	19.7%
Group Median	10.5%	13.6%	8.1%	9.3%	18.6%	24.1%	11.8%	12.6%	14.5%	16.3%	17.2%	17.2%	11.4%	13.4%	14.2%	15.9%
Aggregate
Mean	14.3%	14.8%	11.9%	13.5%	14.4%	23.4%	16.9%	22.2%	16.1%	21.6%	22.9%	22.6%	9.2%	13.9%	15.3%	12.1%
Median	13.5%	15.6%	10.6%	10.9%	17.4%	23.5%	12.4%	13.5%	14.5%	16.3%	17.2%	17.2%	10.3%	11.9%	14.2%	15.2%

eFuture Holding Inc.	-2.6%	-5.3%	4.8%	6.4%	-20.9%	5.8%	8.0%	17.5%	7.6%	11.3%	11.6%	12.8%	2.9%	9.5%	9.2%	10.3%

(1) Latest twelve months

41

	Enterprise Value as a Multiple of
	LTM EBITDA		2016 EBITDA		2017 EBITDA		2018 EBITDA		LTM EBITDA - Capex		2016 EBITDA - Capex		2017 EBITDA - Capex		2018 EBITDA - Capex		LTM EBIT		2016 EBIT		2017 EBIT		2018 EBIT		LTM Revenue
China software solutions and IT service companies
Chinasoft International Ltd.	13.7	x	11.0	x	8.5	x	7.2	x	34.6	x	17.8	x	12.0	x	9.4	x	17.7	x	13.9	x	11.1	x	8.9	x	1.37	x
Kingdee International Software Group Co. Ltd.	13.9	x	11.1	x	9.2	x	8.2	x	NM		29.4	x	18.2	x	15.7	x	35.9	x	22.9	x	16.4	x	13.8	x	3.73	x
Sinosoft Technology Group Limited	13.1	x	12.2	x	9.8	x	7.9	x	23.5	x	31.7	x	23.6	x	18.9	x	20.9	x	18.4	x	14.3	x	11.2	x	8.05	x
Chanjet Information Technology Company Limited	NM		NM		NM		37.5	x	NM		NM		NM		NM		NM		NM		NM		NM		1.92	x
Group Median	13.7	x	11.1	x	9.2	x	8.1	x	29.0	x	29.4	x	18.2	x	15.7	x	20.9	x	18.4	x	14.3	x	11.2	x	2.83	x
Global software solutions and IT service companies
Manhattan Associates, Inc.	22.3	x	19.5	x	17.4	x	15.7	x	23.5	x	20.7	x	18.6	x	NA		23.3	x	20.4	x	18.2	x	16.1	x	7.08	x
Aspen Technology, Inc.	15.4	x	15.7	x	14.4	x	NA		15.7	x	16.1	x	14.8	x	NA		15.9	x	16.3	x	14.8	x	NA		7.27	x
Kinaxis Inc.	NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		10.70	x
Varonis Systems, Inc.	NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		5.14	x
Axway Software S.A.	13.7	x	11.3	x	10.1	x	8.9	x	NM		12.5	x	10.9	x	9.2	x	14.2	x	12.5	x	10.8	x	9.8	x	1.95	x
IDOX plc	14.7	x	12.9	x	11.8	x	NA		18.2	x	15.2	x	13.7	x	NA		17.9	x	16.7	x	16.2	x	NA		4.01	x
American Software, Inc.	15.5	x	14.7	x	13.6	x	NA		20.4	x	18.8	x	17.6	x	NA		21.8	x	26.5	x	23.5	x	NA		2.21	x
Sword Group SE	10.5	x	9.3	x	8.3	x	7.5	x	16.9	x	12.0	x	10.4	x	8.7	x	12.4	x	11.9	x	10.3	x	8.9	x	1.55	x
K3 Business Technology Group plc	13.8	x	9.3	x	8.2	x	NA		31.6	x	14.0	x	11.9	x	NA		26.3	x	15.1	x	12.9	x	NA		1.54	x
Tecsys Inc.	14.4	x	13.5	x	11.0	x	8.2	x	16.7	x	15.6	x	12.9	x	NA		23.5	x	18.1	x	14.1	x	NA		1.62	x
TXT e-solutions S.p.A.	13.9	x	10.4	x	9.4	x	8.4	x	15.9	x	11.5	x	10.6	x	9.4	x	17.3	x	12.0	x	10.6	x	9.7	x	1.29	x
GlobalSCAPE, Inc.	8.1	x	6.4	x	5.0	x	4.6	x	11.0	x	9.6	x	7.5	x	6.8	x	11.0	x	8.2	x	6.3	x	5.5	x	1.81	x
Group Median	14.1	x	12.1	x	10.6	x	8.3	x	16.9	x	14.6	x	12.4	x	8.9	x	17.6	x	15.7	x	13.5	x	9.7	x	2.08	x
Aggregate
Mean	14.1	x	12.1	x	10.5	x	11.4	x	20.7	x	17.3	x	14.0	x	11.1	x	19.8	x	16.4	x	13.8	x	10.5	x	3.83	x
Median	13.9	x	11.3	x	9.8	x	8.2	x	18.2	x	15.6	x	12.9	x	9.4	x	17.9	x	16.3	x	14.1	x	9.8	x	2.08	x

(1) Latest twelve months

42

Selected M&A Transactions Analysis. Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger and the availability of public information related to the transaction. The selected software solutions and IT service transactions indicated enterprise value to LTM EBITDA multiples ranging from 8.4x to 26.6x with a median of 13.0x, and enterprise value to LTM revenue multiples ranging from 0.12x to 6.51x with a median of 2.24x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Date Announced	Acquirer Name	Target Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / EBITDA	EV / Revenue
07/01/2016	Tax Systems plc (AIM:TAX)	Tax Computer Systems Limited	$96.8	$16.9	$8.8	51.7%	11.1x	5.71x
05/31/2016	Wolters Kluwer Law & Business Group	Enablon SA	$278.2	$50.1	NA	NA	NA	5.56x
04/28/2016	Oracle Corporation (NYSE:ORCL)	Textura Corporation	$600.3	$92.2	($6.3)	(6.9%)	NM	6.51x
04/22/2016	Apax Partners LLP; Apax VIII, L.P.; NB Renaissance; Neuberger Berman Group LLC	Engineering Ingegneria Informatica S.p.A. (UNQ:ENG)	$746.2	$959.6	$83.9	8.7%	8.9x	0.78x
04/18/2016	AltaOne Capital; Silver Lake	Cegid Group SA (UNQ:CGD)	$701.2	$328.8	$49.4	15.0%	14.2x	2.13x
03/31/2016	BasWare Oyj (HLSE:BAS1V)	Verian Technologies, Inc.	$36.2	$10.6	NA	NA	NA	3.43x
12/02/2015	Beijing Shiji Information Technology, Co., Ltd. (SZSE:002153)	Beijing Changyi Information Technologies Co., Ltd.	$98.5	$17.6	NA	NA	NA	5.61x
06/23/2015	Redknee (Germany) GmbH	Orga Systems GmbH	$42.5	$67.2	NA	NA	NA	0.63x
06/19/2015	Chairman, COO and Senior Vice President of the company	China Information Technology, Inc. (NasdaqGS:CNIT)	$220.4	$61.2	($14.3)	(23.4%)	NM	3.60x
6/8/2015	Perfect Commerce Holdings, LLC	Hubwoo (ENXTPA:HBW)	$22.6	$30.5	$0.6	2.0%	NM	0.74x
05/12/2015	Hansen Technologies Ltd. (ASX:HSN)	TeleBilling A/S	$24.1	$17.9	NA	NA	NA	1.34x

43

Date Announced	Acquirer Name	Target Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / EBITDA	EV / Revenue
4/22/2015	Francisco Partners Fund IV; Francisco Partners Management LLC	ClickSoftware Technologies Ltd.	$375.6	$124.6	($2.1)	(1.7%)	NM	3.01x
12/18/2014	Ideagen PLC (AIM:IDEA)	Gael Limited	$28.2	$12.5	$2.5	20.0%	11.2x	2.25x
12/18/2014	Dealertrack Technologies, Inc.	Incadea Plc	$202.5	$54.3	$3.7	6.8%	NM	3.73x
11/28/2014	KPMG Advisory N.V., Investment Arm KPMG Capital Limited; KPMG Holdings Limited (UK)	KPMG Crimsonwing	$32.6	$26.1	$2.0	7.6%	16.4x	1.25x
11/21/2014	Speed Commerce, Inc. (OTCPK:SPDC)	Fifth Gear, LLC	$82.0	$54.8	$4.0	7.3%	20.4x	1.50x
10/9/2014	Apax Partners LLP; Apax VIII, L.P.	Exact Holding NV	$860.5	$272.9	$53.0	19.4%	16.2x	3.15x
9/29/2014	Shijiazhuang Changshan Textile Company Limited (SZSE:000158)	Beiming Software Co., Ltd.	$665.5	$299.7	NA	NA	NA	2.22x
8/11/2014	Dimension Data Australia Pty Limited	Oakton Limited	$156.3	$149.9	$11.9	7.9%	13.2x	1.04x
7/23/2014	Dassault Systèmes BV	Quintiq Holding B.V.	$349.9	$101.0	NA	NA	NA	3.46x
7/4/2014	Xchanging plc (DB:HOV)	Xchanging Software Europe Limited	$109.9	$32.4	$8.6	26.5%	12.8x	3.39x
7/1/2014	Paysafe Group Plc (LSE:PAYS)	TK Global Partners LP	$211.4	$74.4	$13.0	17.5%	16.3x	2.84x
5/27/2014	Aurea Software FZ-LLC	Update Software AG	$35.8	$46.3	$0.4	0.9%	NM	0.77x
4/17/2014	Axway Software S.A. (ENXTPA:AXW)	Systar SA	$72.0	$26.6	($1.6)	(5.9%)	NM	2.71x
4/15/2014	TeamSystem Holding S.p.A.	24 ORE Software S.p.A.	$142.9	$84.5	NA	NA	NA	1.69x
1/31/2014	Digital Management, Inc.	KnowledgePath Solutions, Inc.	$22.0	$15.0	NA	NA	NA	1.47x
1/15/2014	Sintecmedia Lon Ltd.; SintecMedia Ltd.	Pilat Media Global plc	$72.1	$45.0	$5.8	12.9%	12.4x	1.60x
12/13/2013	Constellation Software Netherlands B.V.	Total Specific Solutions (TSS) B.V.	$329.4	$238.8	NA	NA	NA	1.38x
11/20/2013	Kallisto Neunzigste Vermögensverwaltungs-GmbH	P&I Personal & Informatik Aktiengesellschaft	$449.6	$118.4	$42.3	35.8%	10.6x	3.80x
10/2/2013	Accenture plc (NYSE:ACN)	Procurian Inc.	$375.0	$140.0	$17.9	12.8%	20.9x	2.68x
6/4/2013	P2 Energy Solutions incorporated	ISS Group Limited	$36.8	$20.0	$1.4	6.9%	26.6x	1.84x
5/29/2013	Dassault Systèmes SE (ENXTPA:DSY)	Apriso Corporation	$205.0	$50.0	NA	NA	NA	4.10x
5/20/2013	Blackstone Singapore Pte Ltd; GGV Capital	Pactera Technology International Ltd.	$452.1	$630.7	$41.1	6.5%	11.0x	0.72x
5/2/2013	The Descartes Systems Group Inc (TSX:DSG)	KSD Software Norway AS	$28.6	$10.0	NA	NA	NA	2.86x
3/12/2013	Chairman, President and Executive Vice President of the company	Camelot Information Systems Inc.	$31.7	$257.0	($10.5)	(4.1%)	NM	0.12x
2/20/2013	Danir AB	Sigma AB	$103.8	$217.0	$12.4	5.7%	8.4x	0.48x
Mean							14.4x	2.50x
Median							13.0x	2.24x

44

Summary of Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for the Company, Duff & Phelps applied valuation multiples to the Company’s projected EBITDA less Capex for the fiscal year ending December 31, 2016, December 31, 2017 and December 31, 2018. Duff & Phelps’ selected valuation multiples were as follows: the projected fiscal 2016 EBITDA less Capex multiple ranged from 8.5x to 10.5x, the projected fiscal 2017 EBITDA less Capex multiple ranged from 8.0x to 10.0x, and the projected fiscal 2018 EBITDA less Capex multiple ranged from 7.0x to 8.0x. Valuation multiples were selected taking into consideration historical and projected financial performance metrics of the Company relative to such metrics of the selected public companies. Rather than applying the average or median multiple from the public company set, Duff & Phelps selected multiples that reflect the Company’s size, growth outlook, capital requirements, profit margins, revenue mix, and other characteristics relative to the group. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for the Company based on the Selected M&A Transactions Analysis for the reasons described in the section titled “Selected M&A Transactions Analysis” above. As a result of the analysis of the selected valuation multiples described above, the selected public companies analysis indicated an estimated enterprise value for the Company of RMB 169.3 million (US$25.4 million) to RMB 204.6 million (US$30.7 million) and a range of implied values of the Company’s Shares of US$5.59 to US$6.51 per Share.

Premiums Paid Analysis

Duff & Phelps analyzed the premiums paid by acquirers over the public market trading prices in going-private merger and acquisition transactions and in change of control transactions in the system and application software industry. The transactions analyzed by Duff & Phelps included transactions announced since January 2012. The medians of the premiums paid over the stock prices one-day, one-week, and one-month prior to the announcement of the transactions in going private transactions were 24.0%, 26.8%, and 27.9%, respectively. The medians of the premiums paid over the stock prices one-day, one-week, and one-month prior to the announcement of the change of control transactions in the system and application software industry were 19.0%, 32.5%, and 19.5%, respectively. Duff & Phelps noted that the proposed per Share merger consideration implies an 17.8% premium over the Company’s closing price of US$5.45 per Share on June 3, 2016, the last full trading day prior to the public announcement of the terms of the offer, a 4.4% premium over the Company’s closing price of $6.15 per Share on May 30, 2016, one week prior to the public announcement of the terms of the offer and a 5.6% premium over to the Company’s closing price of $6.08 per Share on May 7, 2016, one month prior to the public announcement of the terms of the offer.

The premiums paid as implied by the transactions considered vary significantly from transaction to transaction. The premiums paid analysis has not been refined or further analyzed for comparability by products, size, liquidity or other factors, therefore the premiums paid analysis was used for illustrative purposes only.

45

Summary of Analyses

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB 163.8 million ($24.6 million) to RMB 195.2 million ($29.3 million), and the range of estimated enterprise values that Duff & Phelps derived from its selected public companies analysis was RMB 169.3 million ($25.4 million) to RMB 204.6 million ($30.7 million). Duff & Phelps concluded that the Company’s enterprise value was within a range of RMB 166.6 million ($25.0 million) to RMB 199.9 million ($30.0 million) based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be RMB 210.9 million ($31.6 million) to RMB 244.2 million ($36.6 million) by:

•	subtracting short term loan of RMB 5.0 million ($0.7 million) as of June 30, 2016;
•	adding net working capital surplus of RMB 21.8 million ($3.3 million) as of June 30, 2016;
•	adding excess cash of RMB 21.9 million ($3.3 million) as of June 30, 2016; and
•	adding the estimated cash proceeds from the exercise of in-the-money options of RMB 5.6 million ($0.8 million).

Based on the foregoing analysis, Duff & Phelps estimated the value of each Share to range from $5.52 to $6.39. Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares) in the Merger was above the range of the per Share value indicated by its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of $380,000, consisting of a nonrefundable retainer of $200,000 payable upon engagement, and $180,000 payable upon Duff & Phelps rendering the opinion.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction, including the Merger, or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of its opinion not to exceed $50,000 without the Company’s prior written consent.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Company’s board of directors are aware of these fee arrangements. Other than the engagement to render its opinion to the Special Committee, during the two years preceding the date of the opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

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Purposes of and Reasons for the Merger

Under the SEC rules governing going private transactions, each member of the Buyer Group is deemed to be engaged in a going private transaction and, therefore, required to express his or its reasons for the Merger to the Company’s Unaffiliated Security Holders. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cashed out in exchange for the Per Share Consideration, as applicable, so that Parent will bear the rewards and risks of the sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” below and at the same time enable members of the Buyer Group to maintain their leadership role with the Company.

The Buyer Group believes the operating environment has become more challenging due to recent operating conditions, industry trends and China’s macroeconomic growth. In the enterprise systems market, the Company competes with in-house systems developed by its targeted customers and with third-party developers. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held company, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The costs of complying with the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately $800,000 and $850,000 for the years ended 2014 and 2015, respectively. The need for the management of the Company to be responsive to Unaffiliated Security Holders concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract management's time and attention from the effective operation and improvement of the business.

The Buyer Group decided to undertake the going private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the going private transaction, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed the Merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

Effects of the Merger on the Company

Private Ownership

The Shares are currently listed on NASDAQ under the symbol “EFUT”, It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company wholly owned by Parent. Following the consummation of the Merger, Shares will no longer be listed on any securities exchange or quotation system, including NASDAQ, and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, registration of Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. 90 days after the filing of Form 15 in connection with the consummation of the Merger or such longer period as may be determined by the SEC, registration of Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. The costs of complying with the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately $800,000 and $850,000 for the years ended 2014 and 2015, respectively. After the consummation of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

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Upon the consummation of the Merger, each issued and outstanding Share (other than the Excluded Shares) will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, in cash, without interest. At the Effective Time, (a) the Excluded Shares will be cancelled and cease to exist for no consideration or distribution therefor and (b) the Dissenting Shares will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law. At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders of the Company, other than Parent, will no longer have any equity interest in, or be shareholders of, the Company upon the consummation of the Merger. As a result, the Company’s shareholders, other than Parent, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders, other than Parent, will not be exposed to the risk of loss in relation to their investment in the Company.

At the Effective Time, (i) each Company Stock Option that is vested and outstanding immediately prior to the Effective Time will be cancelled and converted into the right of the holder of such Company Stock Option to receive cash, net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option, provided that if the exercise price per Share of any such Company Stock Option is greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof, (ii) each unvested Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into an RCA in an amount equal to the product of (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Stock Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted, and (iii) each Company Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right of the holder of such Company Restricted Share to receive cash, net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration. If the Merger is completed, the Company Incentive Plans and any relevant awards agreements applicable to the Company Incentive Plans will be terminated.

Directors and Management of the Surviving Company

If the Merger is consummated, the current memorandum and articles of association of the Surviving Company will be replaced in their entirety by the memorandum and articles of association of Merger Sub, as in effect prior to the consummation of the Merger (except that, at the Effective Time, (a) all references to the name “eFuture CI Limited” in the memorandum and articles of association of the Surviving Company will be amended to “eFuture Holding Inc.”), (b) all references to the authorized share capital of the Surviving Company will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) indemnity, advance of expenses and exculpation provisions shall be no less favorable to those set forth in the Merger Agreement). In addition, the directors of Merger Sub immediately prior to the consummation of the Merger (identified below in “Annex F—Directors and Executive Officers of Each Filing Person”) will become the directors of the Surviving Company unless otherwise determined by Parent prior to the Effective Time, and the officers of the Company will remain the officers of the Surviving Company.

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Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Unaffiliated Security Holders include the following:

•	The receipt by the Unaffiliated Security Holders of US$6.42 per Share in cash, representing a premium of 17.8% over the closing price on June 3, the last trading day prior to the Company’s announcement that it had received a going private proposal.

•	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger.

The primary detriments of the Merger to the Unaffiliated Security Holders include the following:

•	Such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any.

•	In general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Special Factors— Federal Income Tax Consequences” beginning on page 58.

•	the highest historical closing price of Shares was US$45.93 per Share since the Company became publicly listed on NASDAQ in October 31, 2006.

The primary benefits of the Merger to the Buyer Group include the following:

•	If the Company successfully executes its business strategies, the value of the Buyer Group’s equity investment could increase because of possible increases in future revenues and free cash flow, possible increases in the underlying value of the Company or the possible payment of dividends that will accrue to Parent.

•	The Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term.

•	The Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation.

•	The Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations.

•	The Company will be able to introduce new products and services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts.

•	There will be a reduction of the costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements, which is estimated at approximately $900,000 per year. The Buyer Group will become the direct beneficiary of such cost savings which will be realized on an annual, recurring basis.

The primary detriments of the Merger to the Buyer Group include the following:

•	All of the risk of any possible decrease in the revenues, free cash flow or value of the Surviving Company following the Merger will be solely borne by Parent.

•	The business risks facing the Company, including increased competition and government regulation, will be borne by Parent.

•	The Buyer Group will incur substantial fees and expenses in connection with the Merger, including without limitation, the fees payable to the legal counsels and other advisors.

•	An equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment.

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•	Following the Merger, there will be no trading market for the Surviving Company’s equity securities.

The primary benefits of the Merger to the Company’s directors and executive officers include, without limitation, the following:

•	The continuation of service of certain executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions;

•	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company; and

•	the compensation of members of the Special Committee in exchange for their services in such capacity is at the rate of (i) US$6,500 per month for the chairman of the Special Committee (with total compensation for such services not to exceed $39,000) and (ii) US$5,000 per month for the other members of the Special Committee (with total compensation for such services not to exceed $30,000 each), the payment of which is not contingent upon the completion of the Merger or the Special Committee’s recommendation of the Merger.

The primary detriments of the Merger to the Company’s directors and executive officers (other than members of the Buyer Group) include, without limitation, the following:

•	Certain director and officers of the Company, to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any.

•	In general, the receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The Company’s Net Book Value and Net Earnings

The table below sets out the indirect interest in the Company’s net book value and net earnings for the Buyer Group before and after the Merger, based on the historical net book value and net earnings of the Company as of December 31, 2015.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	US$’000%		US$’000%		US$’000%		US$’000%
Shiji	13,419	52.15	607	52.15	25,733	100	1,163	100

(1) Ownership percentages are based on 5,263,465 Shares issued and outstanding as of the date of this proxy statement.

Plans for the Company after the Merger

Following the consummation of the Merger, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Other than the transactions already under consideration by the Company as described in this proxy statement, there are no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, the Buyer Group will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another internationally recognized stock exchange.

Subsequent to the consummation of the Merger, the Company will no longer be subject to the Exchange Act and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

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Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on June 14, 2016 in response to the receipt of the proposal letter from the Buyer Group on June 6, 2016. In light of (i) the express intention of certain members of the Buyer Group not to sell the Shares they own to any third party and the beneficial ownership of the Buyer Group of approximately 52.15% of the entire issued and outstanding Shares (as of the date of this proxy statement) and (ii) the fact that, since the announcement of the proposed transaction and prior to the entry into the Merger Agreement, no party other than the members of the Buyer Group has contacted the Company or the Special Committee expressing an interest in exploring an alternative transaction with the Company, the Special Committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Group.

The Special Committee also took into account that, the Company, subject to compliance with the terms and conditions of the Merger Agreement, can terminate the Merger Agreement prior to the receipt of the Company Shareholder Approval, in order to accept an alternative transaction proposed by a third party that is a Superior Proposal, subject to the payment of a termination fee of US$1.1 million, as provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement (subject to the restrictions and obligations set forth therein) to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a Superior Proposal, recommend such proposal to the Company’s shareholders).

In addition, the Special Committee also considered, as an alternative available to the Company to enhance shareholder value, that the Company remain as a public company. However, the Special Committee did not believe such options to be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the offer premium implied by the merger consideration, the limited trading volume of the shares on NASDAQ and the concentrated ownership structure of the Company, the costs of regulatory compliance for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly traded company, and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market.

Except as set forth above, no other alternatives were considered by the Special Committee.

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not authorized and approved by the shareholders of the Company or if the Merger is not consummated for any other reason, the shareholders of the Company will not receive any payment for their Shares in connection with the Merger. Instead, the Company will remain a publicly traded company, the Shares will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares. Accordingly, if the Merger is not consummated, we cannot assure you as to the effect of these risks and opportunities on the future value of the Shares, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be consummated.

Under specified circumstances in connection with the termination of the Merger Agreement, the Company may be required to pay Parent or its designees a termination fee of US$1.1 million and reimburse Parent for certain expenses in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, or Parent may be required to pay the Company a termination fee of US$2.2 million and reimburse the Company for certain expenses and liabilities in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, in each case as described in the section entitled “The Merger Agreement—Termination Fee” beginning on page 82.

If the Merger is not consummated, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not consummated for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

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Financing of the Merger

The Buyer Group estimates that the total amount of funds necessary to complete the Transactions, including the Merger, will be approximately US$20 million, assuming no exercise of dissenters’ rights by holders of Shares of the Company. This amount includes the cash to be paid to the Unaffiliated Security Holders in connection with the Merger and the other Transactions.

The total amount of funds necessary to consummate the Merger and the other Transactions is expected to be entirely provided by the equity capital of Parent and its affiliates. As of the date of this proxy statement, there are no alternative financing arrangements or plans in place to obtain the funds necessary for the consummation of the Merger and the other Transactions.

Support Agreement

Concurrently with the execution of the Merger Agreement, Parent entered into the Support Agreement with the Company, respectively, pursuant to which Parent has agreed, among other things, to (a) vote all of the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger and (b) restrict the transfer of all of the Shares owned by it, in each case in accordance with the terms of the Support Agreement.

The Support Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Remedies

The parties to the Merger Agreement may be entitled to the payment of a termination fee or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity, subject to certain limitations as described under the sections entitled “The Merger Agreement—Termination Fee” and “The Merger Agreement—Remedies” beginning respectively on page 82 and 83.

Subject to the equitable remedies the parties may be entitled to as discussed above, the maximum aggregate liabilities of Parent, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to the Parent termination fee of US$2.2 million and the Company termination fee of US$1.1 million, respectively, and reimbursement of certain expenses in the event that Company or Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be. Subject to the rights to specific performance and the reimbursement obligations of Parent and the Company as described above, if (a) the Company pays, and Parent receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates against the Company and its subsidiaries (and other related persons) and if (b) Parent pays, and the Company receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of the Company and its affiliates against Parent, Merger Sub and their respective affiliates (and other related persons).

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee with respect to the Merger, you should be aware that each member of the Buyer Group has interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. The Special Committee were aware of such interests and considered them, among other matters, in reaching its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend that the Company’s shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

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Interests of the Buyer Group

As the result of the Merger, Parent will own 100% of the equity interests in the Surviving Company immediately following the consummation of the Merger.

Because of Parent’s equity interests in the Surviving Company, each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company pursuant to the transactions contemplated by the Merger Agreement. The Buyer Group will also directly bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. The Buyer Group’s investment in the Surviving Company will be illiquid, with no public trading market for the Surviving Company’s shares and no certainty that an opportunity to sell its shares in the Surviving Company at an attractive price will arise, or that dividends paid by the Surviving Company will be sufficient to recover its original investment pursuant to the Transactions.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Treatment of Company Share Awards

At the Effective Time, (i) each Company Stock Option that is vested and outstanding immediately prior to the Effective Time will be cancelled and converted into the right of the holder of such Company Stock Option to receive cash, net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option, provided that if the exercise price per Share of any such Company Stock Option is greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof, (ii) each unvested Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into an RCA in an amount equal to the product of (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Stock Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted, and (iii) each Company Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right of the holder of such Company Restricted Share to receive cash, net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration. If the Merger is completed, the Company Incentive Plans and any relevant awards agreements applicable to the Company Incentive Plans will be terminated.

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Interests of the Company’s Directors and Executive Officers

The following table shows, as of the date of this proxy statement, for each director and executive officer of the Company, (a) the number of Shares owned, (b) the cash payment that will be made in respect of the Shares at the Effective Time, (c) the number of Company Stock Options owned and expected to be vested at the Effective Time, (d) the cash payment that will be made in respect of such Company Stock Options at the Effective Time, (e) the number of Company Restricted Shares owned (whether vested or unvested), (f) the cash payment that will be made in respect of such Company Restricted Shares at the Effective Time, and (g) total proceeds expected to be received at the Effective Time, in all cases before applicable withholding taxes.

Directors and Executive Officers	Number of Shares Owned	Cash Payment thereof	Number of Shares Underlying Company Stock Options	Cash Payment thereof	Number of Shares Underlying Company Restricted Shares	Cash Payment thereof	Total Proceeds
Kevin Patrick King	-	-	-		-	-	-
David Ren	-	-	-		106,400	$683,088.00	$683,088.00
Ping Yu	-	-	-	-	41,400	$265,788.00	$265,788.00
Adam Yan	714,772	$4,588,836.24	-	-	15,750	$101,115.00	$4,689,951.24
Tak Yuen Lai	-	-	-	-	-	-	-
Hui Fang Xi	-	-	-	-	-	-	-
Dongyu Guan	-	-	-	-	-	-	-
Roger Zhang	-	-	-	-	23,800	$152,796.00	$152,796.00
Weihua Zhou	-	-	-	-	-	-	-
Yuanzhu Lu	-	-	-	-	-	-	-
John Dai	-	-	-	-	21,400	$137,388.00	$137,388.00
Zengqiang Lan	150,000	$963,000.00	5,000	$0.00	30,000	$192,600.00	$1,155,600.00
Qicheng Yang(1)	-	-	5,000	$10,150.00	-	-	$10,150.00
Gene Xia	20,00	$12,840.00	-	-	15,000	$96,300.00	$109,140.00
All directors and executive officers as a group (14 people)	866,772	$5,564,676.24	12,500	$10,150.00	253,750	$1,629,075.00	$7,203,901.24

(1) After the completion of the Merger, the maximum amount of cash payment that may be received by Qicheng Yang is approximately $5,075.00 in respect of 2,500 Company Stock Options that are expected to be vested after the Effective Time.

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Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed that:

•	From and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to comply with all of the Company’s obligations, and will cause its subsidiaries to comply with their respective obligations, in each case, under the Company’s or such subsidiary’s memorandum and articles of association or similar constitutional documents in effect as of the date of the Merger Agreement and any indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers, or any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”), to indemnify and hold harmless such individuals against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company at or prior to the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and (ii) actions to enforce the indemnification provision under the Merger Agreement or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

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•	The Surviving Company (and Parent shall cause the Surviving Company to) honor and fulfill in all respects the obligations of the Company under (A) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association of the Company as in effect on the date of the Merger Agreement and (B) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.

•	During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company to) cause the memorandum and articles of association of the Surviving Company to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, except to the extent prohibited by the applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner, unless such modification is required by applicable law.

•	The Surviving Company will, and Parent will cause the Surviving Company to, maintain the Company’s and its subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to the Surviving Company not greater than 300% of the annual premium of the existing policies. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed 300% of the annual premium of the existing policies, a six year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company.

The Special Committee

The Board established a special committee of independent directors to consider the proposal from Parent and to take any actions it deems appropriate to assess the fairness and viability of such proposal, at a meeting of the Board held on June 14, 2016. The Special Committee is composed of three independent and disinterested directors: Mr. Yuanzhu Lu, Mr. Roger Zhang and Mr. Weihua Zhou. The Special Committee was granted, by way of a unanimous vote cast by all members of the Board present at the meeting, the power and authority to, among other things, (i) take any and all actions with respect to the Proposed Transactions or any potential alternative transaction which the Board would be entitled to take, including to undertake any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of the Company of the terms and conditions of the Proposed Transaction or any potential alternative transactions; (ii) take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the Proposed Transaction or any potential alternative transactions with the same effect as if the Board had taken such action or done or caused such things to be done; (iii) retain any advisors and consultants, including independent legal counsel and financial advisors, to assist the Special Committee in fulfilling its fiduciary duties; and (iv) do all acts as may be necessary or appropriate in its member’s judgment to carry out the duties of the Special Committee contemplated in the resolutions.

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Other than their receipt of Special Committee compensation (which are not contingent upon the consummation of the Merger or the Special Committee’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the Unaffiliated Security Holders and none of them is related to any member of the Buyer Group. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

We compensate the members of the Special Committee in exchange for their service in such capacity at a rate of US$6,500 per month for the chairman of the Special Committee (with total compensation for such services not to exceed $39,000) and US$5,000 per month for the other members of the Special Committee (with total compensation for such services not to exceed $30,000 each), the payment of which is not contingent upon the consummation of the Merger or the Special Committee’s recommendation of the Merger.

Position with the Surviving Company

After the consummation of the Merger, it is anticipated that the executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions. Mr. Li expects to serve as chairman of the board of directors of the Surviving Company.

Related-Party Transactions

We have adopted an audit committee charter, which requires the audit committee to review and approve all related-party transactions as defined in Item 404 of Regulation S-K on an ongoing basis.

For a description of related party transactions for the years ended December 31, 2014 and 2015, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 95 for a description of how to obtain a copy of the Company’s annual report.

Except for the transactions discussed above under the caption titled “Related Party Transactions” and the arrangements in connection with the merger discussed elsewhere in this proxy statement, during the past two years, (i) there were no negotiations, transactions or material contacts between the Company and its affiliates, on the one hand, and any member of the Buyer Group, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities; election of the Company’s directors or sale or other transfer of a material amount of assets of the Company; (ii) the Company and its affiliates did not enter into any other transaction with an aggregate value exceeding 1% of the Company’s consolidated revenues with any member of the Buyer Group, and (iii) none of the Company’s executive officers, directors or affiliates that is a natural person entered into any transaction during the past two years with an aggregate value (in respect of such transaction or series of similar transactions with that person) exceeding $60,000 with any member of the Buyer Group.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this proxy statement to be as follows:

Description	Amount (US$)
Financial advisory fees and expenses	[-]
Legal fees and expenses	[-]
Special Committee fees	[-]
Miscellaneous (including accounting, filing fees, printing, proxy solicitation and mailing costs)	[-]
Total	[-]

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These fees and expenses will not reduce the aggregate merger consideration to be received by the Company shareholders. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, will be paid by the party incurring such costs and expenses except as otherwise stated in the section entitled “The Merger Agreement—Termination Fee.”

Voting by the Buyer Group at the Extraordinary General Meeting

Pursuant to the Support Agreement, Parent has agreed to vote all of the Shares it beneficially owns in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of the Company. As of the Share Record Date, we expect that Parent will beneficially own, in the aggregate, approximately 52.15% of the entire issued and outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the Merger Agreement or any of the Transactions, including the Merger.

Accounting Treatment of the Merger

Upon completion of the Merger, the Company will cease to be a publicly traded Company, and the Company expects to account for the Merger at historic cost.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette. See “Merger Agreement—Conditions to the Merger” beginning on page 79 for additional information.

Dissenters’ Rights

Holders of the Shares who exercise dissenters’ rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex E to this proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your Dissenters’ Rights (as described under the section entitled “Dissenters’ Rights” on page 85).

Federal Income Tax Consequences

The following is a summary of U.S. federal income tax consequences generally applicable only to U.S. Holders (as defined below) of the exchange of Shares for cash pursuant to the Merger Agreement. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and, in the event of an IRS dispute, the IRS or a court may challenge any of the conclusions set forth below.

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This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular shareholders in light of their individual investment circumstances or subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, cooperatives, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations (including private foundations), (ii) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) U.S. expatriates, (vii) holders that are subject to alternative minimum tax, (viii) holders that actually or constructively own 10% or more of the Shares or (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times. This discussion applies only to U.S. Holders who completely terminate their interest in the Company following the Merger, whether such interest is held directly or indirectly, including by application of attribution rules for U.S. federal income tax purposes. Attribution rules may apply, e.g., if such U.S. Holder holds interests in Parent or the Company indirectly through an interest owned by a family member (subject to certain exceptions and elective procedures) or a partnership or other related entity.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL U.S. HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the Merger or as a result of a U.S. Holder exercising its dissenters’ rights (as described under the section entitled “Dissenters’ Rights” beginning on page 85), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash generally will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the Effective Time.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

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Any gain or loss recognized by U.S. Holders generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of Shares is regarded as gain sourced from the PRC and is subject to tax in the PRC (see “—PRC Income Tax Consequences”) or you are subject to PRC income tax pursuant to Circular 698 or Bulletin 7 as described below under the “—PRC Income Tax Consequences,” you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”)). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the Merger Agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Shares, including their eligibility for the benefits of the Treaty and the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

In general, the Company will be a passive foreign investment company, or a “PFIC,” for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For purposes of the asset test, any cash and assets readily convertible into cash will count as producing passive income or held for the production of passive income.

Accordingly, determination of our PFIC status is based on the composition of our income and assets and the value of our assets, including goodwill, which is based, in part, on the market price of our Shares. Moreover, it is unclear how the contractual arrangements between us and our PRC operating companies should be treated for purposes of the PFIC rules. Although we do not currently expect to be a PFIC for the current taxable year, because the determination of whether a company is a PFIC is made annually after the end of each taxable year and our PFIC status is based on facts that may change and because the application of the PFIC rules to our facts and circumstances in uncertain in many important legal and factual respects, we cannot assure you that we will not be a PFIC for the current taxable year. In addition, as described in certain of our previous annual reports on Form 20-F, because of such uncertainties, it is unclear whether we were a PFIC for certain of our previous taxable years. If we were a PFIC for any previous taxable year during which a U.S. Holder owned Shares, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Shares, even if we ceased to meet the threshold requirements for PFIC status.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder owned Shares, the amount of gain recognized upon the disposition of Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Furthermore, a U.S. Holder would be required to file IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for the year of the merger. If we were a PFIC for any previous taxable year in which a U.S. Holder owned Shares, the amount of gain and the manner in which it is allocated between taxable years within the U.S. Holder’s holding period may be affected by any valid election that the U.S. Holder may have made either to mark-to-market Shares, or be taxed on a deemed sale of the Shares. U.S. Holders should consult their tax advisors regarding the consequences of disposing of their Shares in the case that we were a PFIC for any taxable year, and the effect of any previous mark-to-market or deemed sale election that they may have made.

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Information Reporting

A U.S. Holder may be subject, under certain circumstances, to information reporting with respect to the amount of cash received in the Merger. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to its particular circumstances.

Medicare Tax

A U.S. Holder that is an individual, estate or trust (that does not fall into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (1) such holder’s “net investment income” (or undistributed net investment income in the case of an estate or trust) for the relevant taxable year and (2) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include gains from the sale or other disposition of capital assets. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of Shares.

PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of EIT Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise if such gain is regarded as incomes derived from sources within the PRC. The term “non-resident enterprise” means an enterprise established under the laws of a jurisdiction other than the PRC and whose actual administrative organization is not in the PRC, which has established offices or premises in the PRC, or which has not established any offices or premises in the PRC but has obtained income derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under an applicable income tax treaty with China.

As there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises' Equity Transfer Income (“Circular 698”) issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (“Bulletin 24”) issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. Bulletin 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under Bulletin 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties. Circular 698 or Bulletin 7 may be determined by the tax authorities to be applicable to the merger where non-PRC resident corporate shareholders were involved, if the merger is determined by the PRC tax authorities to lack reasonable commercial purpose. As a result, if PRC tax authorities were to invoke Circular 698 or Bulletin 7 and impose tax on the receipt of consideration for Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the merger by the Company’s shareholders who are non-PRC resident enterprises could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief). Neither Parent nor Merger Sub intends to withhold any PRC taxes on the consideration provided to non-PRC-resident shareholders of the Company in connection with the merger.

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You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Shares under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

MARKET PRICE OF THE COMPANY’S SHARES, DIVIDENDS AND OTHER MATTERS

Market Price of the Shares

The following table provides the high and low sales prices for the Shares of the Company on the NASDAQ under the symbol “EFUT” for the periods indicated:

	Sales Price Per Share (in $)
	High	Low
2014
First quarter	6.25	4.44
Second quarter	5.99	3.22
Third quarter	5.18	3.90
Fourth quarter	4.60	3.87
2015
First quarter	4.70	3.76
Second quarter	6.28	3.96
Third quarter	5.80	3.92
Fourth quarter	15.89	4.07
2016
First quarter	9.17	5.26
Second quarter	6.47	5.16
Third quarter (through September 29, 2016)	6.26	4.96

On June 3, 2016, the last trading day immediately prior to the Company’s announcement on June 6, 2016 that it had received a non-binding going private proposal, the reported closing price of the Shares on the NASDAQ was $5.45 per Share. The merger consideration of $6.42 per Share , represents a premium of approximately 18% over that closing price. On September 29, 2016, the most recent practicable date before the date of this proxy statement, the high and low reported sales prices of the Shares were $6.18 and $6.13, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

The Company did not declare or pay any dividends in 2014, 2015 or 2016 through the date of this proxy statement to its shareholders. The Company does not have any present plan to pay any cash dividends on its common shares in the foreseeable future. The Company currently intends to retain most, if not all, of the Company’s available funds and any future earnings to operate and expand its business.

Under the terms and conditions of the Merger Agreement, the Company is not permitted to pay any dividends or repurchase any of the Shares pending consummation of the Merger without the prior written consent of Parent.

In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. Cash dividends on the Shares, if any, will be paid in U.S. dollars.

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We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in the PRC to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits, if any, based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach a certain percent of their registered capital, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the EIT Law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

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THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Special Committee for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on _________, 2016, at ____ a.m. (Beijing time) at ____.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as special resolutions:

THAT the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, be authorized and approved;

THAT each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

At the Effective Time, all Shares will be cancelled and cease to exist. If the Merger is consummated, each issued and outstanding Share , other than the Cancelled Shares and the Dissenting Shares, will be cancelled in exchange for the right to receive the Per Share Merger Consideration in each case, in cash, without interest, in accordance with the terms and conditions set forth in the Merger Agreement. The Cancelled Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined under Section 238 of the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company.

The Special Committee’s Recommendation

The Special Committee, acting with full power and authority delegated by the Board, unanimously:

•	determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

•	authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger; and

•	resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

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Record Date; Shares Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name as of 5 p.m. Cayman Islands time on the Share Record Date. If you own Shares as of 5 p.m. Cayman Islands time on the Share Record Date, you should lodge your proxy card and vote so that the proxy card is received by the Company no later than the time appointed for the commencement of the extraordinary general meeting, being ________, 2016 at ___ (Beijing time).

Each registered shareholder has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. We expect that, as of the Share Record Date, there will be ____ Shares entitled to be voted at the extraordinary general meeting. See “The Extraordinary General Meeting—Procedures for Voting” below for additional information.

Quorum

A quorum of the Company’s shareholders is necessary to have a valid shareholders’ meeting. Shareholders holding not less than 50% of the issued and outstanding shares of the Company on the Share Record Date present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, will constitute a quorum for the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the authorization and approval of the Merger Agreement.

Vote Required

Under the Cayman Islands Companies Law and the Merger Agreement, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, there are 5,263,465 Shares issued and outstanding, all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “Summary Term Sheet - Procedures for Voting.” We expect that, as of the Share Record Date, there will be ______ Shares issued and outstanding, all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting - Procedures for Voting.”

As of the date of this proxy statement Parent beneficially owns 2,744,857 Shares, which represents approximately 52.15% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 91 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted by Parent in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting. Given Parent’s shareholding as described above and assuming its compliance with its voting undertaking under the Support Agreement to vote all its Shares in favor of the special resolutions, and assuming that 5,263,465 Shares will be issued and outstanding on the Share Record Date, which is the number of Shares issued and outstanding as of the date of this proxy statement, approximately 764,120 Shares owned by the Unaffiliated Security Holders (representing approximately 30.34% of the voting power of the entire issued and outstanding Shares as of the Share Record Date owned by the Unaffiliated Security Holders) must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

As of the date of this proxy statement, our directors and executive officers beneficially own, in aggregate, 953,022 Shares, which represent 17.81% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 91 for additional information. These directors and executive officers have informed us that they intend, as of the date hereof, to vote all their Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting.

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Procedures for Voting

Shares

Only shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after 5 p.m. Cayman Islands time on the Share Record Date may not attend or vote at the extraordinary general meeting unless they receive a proxy from the person or entity who was the registered holder of such Shares as of the Share Record Date. Each registered shareholder has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than the time appointed for the commencement of the extraordinary general meeting, being ___ on ______, 2016 (Beijing time), the deadline to lodge the proxy card. Shareholders can also attend the extraordinary general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our Investor Relations Department at +86-10-5091-6128.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date who are unable to participate in the extraordinary general meeting may appoint as a representative another shareholder, a third party or the chairman of the extraordinary general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the extraordinary general meeting as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the extraordinary general meeting as proxy holder will vote in accordance with the position of the Special Committee.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting, unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “The Extraordinary General Meeting—Vote Required.”

Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted “FOR” the proposals and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present and voting but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

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Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than the time appointed for the commencement of the extraordinary general meeting, being ___ (Beijing time) on ______, 2016, which is the deadline for shareholders to lodge proxy cards.

•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Shareholders who continue to hold their Shares in their own name until the vote to authorize the Merger is taken at the extraordinary general meeting will have the right to exercise dissenters’ rights and receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex E to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our Investor Relations Department at +86-10-5091-6128.

Solicitation of Proxies

We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

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Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

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THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A, and incorporated by reference into this section of this proxy statement. You are urged to read the Merger Agreement carefully and in its entirety, as it, together with the Plan of Merger, are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub (or any other members of the Buyer Group) or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 95.

Structure and Completion of the Merger

The Merger Agreement provides for the Merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement, with the Company as the Surviving Company of the Merger. If the Merger is completed, the Company will cease to be a publicly traded company. Unless otherwise mutually agreed in written between the Company, Parent and Merger Sub, the Closing will take place on a date to be specified by Parent, and no later than the fifteenth business day after all the closing conditions have been satisfied or waived (other than those that by their nature are to be satisfied or waived at the closing). At the Closing, Merger Sub and the Company will execute a Plan of Merger and file the Plan of Merger and other related documents required under the Cayman Islands Companies Law. The Merger will become effective on the date specified in the Plan of Merger.

We expect that the Merger will be completed during the fourth quarter of 2016, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, the parties intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the Merger, the current memorandum and articles of association of the Company will be replaced in their entirety by the memorandum and articles of association in the form attached to the Plan of Merger, which are substantively identical to the memorandum and articles of association of Merger Sub, as in effect prior to the completion of the Merger except that at the Effective Time, (i) references to the name of Merger Sub shall be amended to “eFuture Holding Inc.”, (ii) references to the authorized share capital will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger until amended as provided in the Plan of Merger or by applicable laws, and (iii) indemnity, advance of expenses and exculpation provisions shall be no less favorable to those set forth in the Merger Agreement. In addition, the directors of Merger Sub immediately prior to the Effective Time will become the initial directors of the Surviving Company (unless otherwise determined by Parent prior to the Effective Time) and the officers of the Company immediately prior to the Effective Time will become the initial officers of the Surviving Company.

Merger Consideration

Under the terms of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled in exchange for the right to receive $6.42 in cash per Share without interest. The Excluded Shares other than Dissenting Shares will be cancelled and cease to exist at the Effective Time, and no consideration will be delivered with respect thereto. The Dissenting Shares will be cancelled and each holder of the Dissenting Shares will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Cayman Islands Companies Law. Please see “Dissenters’ Rights” beginning on page 85 for additional information.

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At the Effective Time, each Company Stock Option that is then vested, outstanding and unexercised will be cancelled and converted into the right to receive cash, net of any applicable withholding taxes, and as soon as reasonably practicable after the Effective Time (but in any event within fifteen business days), in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price payable per Share issuable under such Company Stock Option; provided that if the exercise price payable per Share issuable under any Company Stock Option is greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled for no payment. Each Company Stock Option that is then outstanding and not vested on or prior to the Effective Time will be cancelled and converted into an RCA in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Stock Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Stock Option from which such RCA was converted. Each Company Restricted Share (whether vested or unvested) that is then outstanding will be cancelled and converted into the right to receive cash, net of any applicable withholding taxes and as soon as reasonably practicable (but in any event within fifteen business days) after the Effective Time, in an amount equal to the Per Share Merger Consideration.

At the Effective Time, each ordinary share, par value of $1.00 per share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit or cause to be deposited with the paying agent an amount in cash sufficient to pay the aggregate merger consideration payable under the Merger Agreement. Promptly after the Effective Time (and in any event within five business days), the Surviving Company will cause the paying agent to mail to each registered holder of Shares (other than Excluded Shares) (i) a letter of transmittal in customary form specifying the delivery of the Merger consideration to registered holders of Shares (other than Excluded Shares) will be effected; and (ii) instructions for effecting the surrender of share certificates representing the Shares (the “Share Certificates”) or affidavits of loss in lieu of the Share Certificates, or non-certificated Shares (the “Uncertificated Shares”). Upon surrender of any Share Certificate (or affidavit in lieu of the Share Certificate) or cancellation of Uncertificated Shares, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares will receive an amount equal to (x) the Per Share Merger Consideration, without interest, multiplied by (y) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Certificate) or the number of such Uncertificated Shares, and the Certificates surrendered will be cancelled.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosures with the SEC prior to the date of the Merger Agreement and the knowledge of Parent and any of its affiliates (other than the Company or its subsidiaries).

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The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, valid existence, good standing and authority to carry on the businesses of the Company and its subsidiaries;

•	the capitalization of the Company and the absence of options, warrants, preemptive rights or other similar rights relating to the share capital of the Company and its subsidiaries (other than the Company Incentive Plans);

•	the share capital of the Company’s subsidiaries is duly authorized, validly issued, fully paid and non-assessable;

•	the Company’s corporate power and authority to execute, deliver, and to consummate the Transactions;

•	the due authorization and approval of the Merger Agreement and the Transactions and the declaration of fairness and recommendation to the shareholders of the Company of the Merger Agreement and transactions thereunder by the Special Committee;

•	the Merger Agreement has been duly and validly executed and delivered by the Company and enforceable against the Company in accordance with its terms, subject to a bankruptcy exception;

•	the required vote of the Company’s shareholders to adopt the Merger Agreement;

•	the receipt of a fairness opinion from the financial advisor to the Special Committee;

•	the accuracy of the Company’s SEC filings since December 31, 2013 including the Rule 13e-3 transaction statement on Schedule 13E-3 and the proxy statement relating to the extraordinary general meeting of shareholders approving the Merger Agreement;

•	compliance of the financial statements since December 31, 2013 included in the Company’s SEC filings with the applicable accounting principles;

•	compliance in all material respects with provisions of the United States Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange;

•	the Company’s internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	the absence of any Company Material Adverse Effect since December 31, 2015;

•	no filing with or notice to, and no permit, authorization, consent or approval of, any governmental entity is necessary for the execution and delivery by the Company of the Merger Agreement or the consummation of the Transactions, subject to exceptions set forth in the Merger Agreement;

•	the absence of violation of or conflict with the governing documents of the Group Companies, contracts binding the Group Companies and applicable laws as a result of the Company entering into the Merger Agreement and consummating the Transactions;

•	the absence of secured creditors;

•	property;

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•	intellectual property;

•	the absence of legal proceeding against any Group Company which would have a Company Material Adverse Effect;

•	possession of governmental permits and consents in connection with the operation of the business by the Company and its subsidiaries;

•	compliance with applicable laws;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	tax matters;

•	validity of material contracts and the absence of any breach thereof which would have a Company Material Adverse Effect;

•	insurance matters;

•	transactions with affiliates and employees;

•	the absence of a shareholder rights plan;

•	no broker’s or finder’s fees (other than the financial advisor to the special committee);

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole, or (ii) prevents or materially impairs the ability of the Company to consummate the Transactions. However, in the case of clause (i) only, none of the following Effects shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur:

(i) changes in U.S. GAAP or other applicable accounting standards or interpretation or enforcement after the date of the Merger Agreement or prospective changes in laws or interpretations applicable to the Company or any of its subsidiaries;

(ii) changes, effects or circumstances in the industries or markets in which the Company or any of its subsidiaries operates;

(iii) changes in general economic, political or financial, credit or securities market conditions generally in the PRC or any other jurisdiction in which any of the Company and its subsidiaries conducts business;

(iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters;

(v) actions or omissions of the Company or any of its subsidiaries (x) that are expressly required by the Merger Agreement, (y) taken with the prior written consent of Parent or Merger Sub or (z) taken at the written request of Parent or Merger Sub;

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(vi) any breach of the Merger Agreement by Parent or Merger Sub;

(vii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (it being understood that the cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred);

(viii) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the cause of such decline or change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ix) any change or prospective change in the Company’s credit ratings (it being understood that the cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred), or

(x) the public disclosure of the Merger Agreement or the Transactions or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding

The Effects set forth in clauses (i), (ii), (iii), and (iv) above may be taken into account in determining whether a “Company Material Adverse Effect” in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur if the impact of such change, effect or occurrence is not disproportionately adverse to the Company and its subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its subsidiaries operate.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, valid existence, good standing and authority to carry on the businesses as presently conducted;

•	the capitalization of Parent and Merger Sub and Parent’s ownership of Merger Sub;

•	their corporate power and authority to execute, deliver and to consummate the Transactions, the duly and valid execution and delivery of the Merger Agreement by the Parent and the Merger Sub, and the enforceability of the Merger Agreement against them;

•	the execution, delivery and performance of the Merger Agreement by Parent and Merger Sub do not require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity;

•	the absence of secured creditors;

•	Parent will have sufficient funds to fulfill its payment obligations under the Merger Agreement;

•	information supplied by Parent and Merger Sub for inclusion in the Schedule 13E-3 or the proxy statement do not contain any untrue statement of a material fact or omit to state any material fact;

•	the absence of any undisclosed broker’s or finder’s fees;

•	solvency of Parent and Merger Sub;

•	the absence of legal proceeding pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

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•	Ownership of Shares by Parent, Merger Sub and their respective affiliates;

•	independent investigations conducted by Parent and Merger Sub on the Company and its subsidiaries;

•	Other than the Support Agreement, the absence of any contract (i) between Parent, Merger Sub or any of their affiliates (excluding the Company and its subsidiaries), on the one hand, and any of Company’s or its subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate to the Transactions; (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger consideration contemplated under the Merger Agreement; or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Superior Proposal;

•	no other representations and warranties made by the Parent and Merger Sub.

Conduct of Business Pending the Merger

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, it will and will cause its subsidiaries, to conduct its operations in the ordinary course of business consistent with past practice, to use its commercially reasonable efforts to seek to preserve intact its current business organizations, seek to keep available the service of its current directors, officers, employees, consultants, contractors, subcontractors and agents, and seek to preserve its relationships with customers, suppliers and others having business dealings with the Company and its subsidiaries.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, without the prior written consent of Parent, which consent shall not be unnecessarily withheld, conditioned, or delayed, the Company will not and will not permit any of its subsidiaries to, among other things:

•	amend the memorandum and articles of association or other similar organizational documents of the Company or any of its subsidiaries;

•	issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, delivery, grant or encumbrance of any shares of the Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any equity equivalents of the Company or any of its subsidiaries, other than the issuance of Shares upon the exercise of Company Stock Options and Company Restricted Shares outstanding on or prior to the date of the Merger Agreement;

•	declare, set aside or pay any dividend or make any other actual, constructive or deemed distribution with respect of the share capital of the Company or any of its subsidiaries (except for any dividend or distribution by a wholly owned subsidiary to the Company or to another wholly owned subsidiary of the Company);

•	(i) split, combine, subdivide or reclassify any share capital of the Company or any of its subsidiaries, (ii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of the Company or any of its subsidiaries, or (iii) enter into any agreement with respect to the voting of the share capital of the Company;

•	effect any merger, consolidation, scheme of arrangement, amalgamation, liquidation, dissolution, reorganization, restructuring or similar transaction involving the Company or any of its Key Subsidiaries (as described below);

•	create any new Key Subsidiary;

•	(i) incur, modify, renew or assume any indebtedness, except for borrowings under existing lines of credit, indebtedness incurred in the ordinary course of business consistent with past practice, and any indebtedness between the Company and its subsidiaries, or indebtedness incurred in an amount not in excess of US$500,000 in the aggregate; or (ii) make any loans, advances or capital contributions to, or investments in, any other person other than to any subsidiary of the Company, except in the ordinary course of business consistent with past practice or in amounts not in excess of US$500,000 in the aggregate;

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•	(i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, share option, share appreciation right, restricted share, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of its subsidiaries in any manner that would result in additional payment by the Company of an amount in excess of US$500,000 in the aggregate, other than in connection with the employment of any newly hired employee with an annual salaries not exceeding US$50,000; (ii) except as required under agreements existing on the date of the Merger Agreement, as approved or ratified by the board of directors of the Company prior to, on or after the date of the Merger Agreement, in the ordinary course of business consistent with past practice, or for any increase or payment in an aggregate amount not exceeding $300,000, increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its subsidiaries, or pay any benefit not required or contemplated by any plan or arrangement as in effect as of the date of the Merger Agreement or entered into or adopted not in violation of sub-clause (i) above; or (iii) forgive any loans to any director, officer or employee of the Company or any of its subsidiaries;

•	acquire any assets, in any transaction or related series of transactions, for consideration in excess of US$500,000 individually or US$2,500,000 in the aggregate, except for acquisitions in the ordinary course of business consistent with past practice;

•	sell, lease, pledge or otherwise dispose of any assets, in any transaction or related series of transactions, in excess of US$500,000 individually or US$2,500,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

•	make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its subsidiaries;

•	(i) acquire any company, partnership or other business organization or division thereof or any equity interest therein; or (ii) authorize any new capital expenditure or expenditures in excess of US$500,000 individually or US$2,500,000 in the aggregate, except as budgeted in the Company’s current plan approved by the board of directors of the Company that was made available to Parent;

•	make, change or revoke any material tax election, amend any material tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material tax liability, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to material taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for tax purposes;

•	pay, discharge or satisfy any material claims, liabilities or obligations of over US$500,000 individually or US$2,500,000 in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

•	except in the ordinary course of business, (i) cancel, materially modify, terminate or grant a waiver of any material rights under any material contract (except for any modification or amendment that is beneficial to the Company) or (ii) enter into a new contract that (A) would be a material contract if in existence as of the date of the Merger Agreement or (B) contains, unless required by applicable law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions;

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•	enter into any material new line of business, except where such new line of business is related to, and a reasonable expansion of, the Company’s or its subsidiaries’ business that is conducted as of the date of the Merger Agreement;

•	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act of 1933 or the Exchange Act or the rules and regulations promulgated thereunder or any other governmental entity;

•	except in the ordinary course of business consistent with past practice, (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material intellectual property that the Company or any of its subsidiaries currently uses; (ii) grant to any third party any exclusive license, or enter into any covenant not to sue, with respect to any such intellectual property; (iii) disclose or allow to be disclosed any material confidential information with respect to such intellectual property to any person, other than directors, officers or employees of the Company or its subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof; (iv) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any such intellectual property of which the Company or any of its subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such intellectual property; or (v) fail to perform or make any applicable material filings, recordings or other similar actions, or fail to pay material fees or taxes, in each case required to maintain and protect its interest in each and every item of such material intellectual property;

•	terminate or cancel, modify or let lapse any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

•	transfer or permit any transfers of cash in excess of US$500,000 in the aggregate from the Company and/or its subsidiaries formed outside the PRC to any of its subsidiaries formed inside the PRC; or

•	agree to take any of the actions described above, except as pursuant to the Merger Agreement and the Transactions or as consented or requested by Parent.

Shareholders’ Meeting

The Company will cause a meeting of its shareholders for the purpose of voting on the approval of the Merger Agreement, the Plan of Merger and the Transactions to be duly called and held, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, and, in the case of calling of the Company shareholders’ meeting, within 10 business days after such confirmation. The Company may postpone or adjourn the meeting of its shareholders, (i) if at the time of the meeting of the Company’s shareholders proceeds to business there are insufficient Shares represented to constitute a quorum necessary to conduct business at such meeting, or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the meeting; provided that such meeting of its shareholders shall be held no later than 45 calendar days following the mailing to the shareholders of the proxy statement.

Unless the Special Committee has effected a change of recommendation in accordance with the Merger Agreement, (i) the Special Committee will make the recommendation that the shareholders of the Company approve the Merger Agreement, the Plan of Merger and the Transactions and include such recommendation in the proxy statement, and (ii) the Company shall use its reasonable best efforts to solicit from the holders of the Shares proxies in favor of the approval of the Merger Agreement and the Transactions and to take all other actions necessary or desirable to secure the Company Shareholder Approval. However, unless the Merger Agreement has been terminated by the Company, the Merger Agreement will be submitted to the shareholders of the Company at the Company shareholders’ meeting whether or not a change of recommendation has occurred and/or any Acquisition Proposal has been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

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No Solicitation

The Company will not, and will not permit any of its subsidiaries to, and will not authorize or permit any representative of the Company or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its subsidiaries, or knowingly take any other action to, with the intent to induce the making of, any Acquisition Proposal;

•	agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal;

•	authorize or permit any representatives of the Company or any of its subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its subsidiaries, to take any action set forth above; or

•	release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

The Company will, and will cause its subsidiaries and affiliates and their respective representatives to, cease and terminate any existing activities, discussions or negotiations with any person with respect to any possible Acquisition Proposal.

As used herein and for purposes of the Merger Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer by any Person regarding any of the following (other than the Transactions): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its subsidiaries whose business constitutes 20% or more of the gross revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole (each such subsidiary, a “Key Subsidiary”)); (ii) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any person (other than Parent and its affiliates) acquiring assets or business of the Company and its subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company or any of the Key Subsidiaries; (iv) any tender offer or exchange offer that, if consummated, would result in any person (other than Parent and its affiliates) beneficially owning 20% or more of any class of equity securities of the Company or any of its Key Subsidiaries; or (v) any combination of the foregoing.

Prior to obtaining the Company Shareholder Approval, if the Company receives an unsolicited bona fide written Acquisition Proposal from any person that did not result from a breach by the Company of its non-solicitation obligations as set forth above and that such Acquisition Proposal has not been withdrawn, (i) the Company and its representatives may (A) communicate with such person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (B) notify such person of its non-solicitation obligations as set forth above, and (ii) if the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal, and that, in light of such Acquisition Proposal, failure to furnish such information to or enter into discussions with the person who made such Acquisition Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law, then the Company and its representatives may (x) furnish information (including non-public information) with respect to the Company to the person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal as promptly as practicable but in no case later than 48 hours after its receipt thereof, and shall thereafter inform Parent on a current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) provide written notice to Parent of its intent to furnish information or enter into discussions with such person at least two business days prior to take such action, (3) obtain from such person an acceptable confidentiality agreement and a copy thereof will be promptly delivered to Parent following its execution, and (4) concurrently give Parent a copy of any material information delivered to such person that was not previously provided to Parent.

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Prior to obtaining the Company Shareholder Approval, if the Company has received a bona fide written proposal or offer with respect to an Acquisition Proposal that did not arise or result from a breach by the Company of its non-solicitation obligations as set forth above, and that such proposal or offer is not withdrawn, the Special Committee determines (after consulting with its financial advisor and independent legal counsel), in its good faith judgment that such proposal or offer constitutes a Superior Proposal, the Special Committee may make a change of recommendation, and/or authorize the Company to terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Proposal if the Special Committee determines (after consulting with its financial advisor and independent legal counsel), that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law. However, prior to taking any such action, (A) the Company shall provide at least three business days’ prior written notice to Parent advising Parent that the Company has received a Superior Proposal and indicating that the Special Committee intends to take any such action, (B) during the three-business day period, the Company shall have negotiated with, and caused its representatives to negotiate with, Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any material amendment to the terms of such Superior Proposal during the three-business day period shall require a new notice of the terms of such amended Superior Proposal from the Company and an additional period for negotiation with the Parent and its representative, which shall be reduced to three business days), and (C) following the end of the three-business day period (or any additional period, if applicable), the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), that the Acquisition Proposal continues to constitute a Superior Proposal and that failure to make a change of recommendation, and/or authorize the Company to terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law.

As used herein and for purposes of the Merger Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that provides for the payment of consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and that the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), to be (a) more favorable, including from a financial point of view, to the Company and the Company’s shareholders (other than holders of the Cancelled Shares) than the Transactions (including any revisions to the terms of the Merger Agreement made or proposed in writing by Parent pursuant to the Merger Agreement or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, legal, financial and regulatory aspects of such Acquisition Proposal, shareholder litigation, identity of the person making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if the consummation of the Acquisition Proposal is conditional upon the obtaining and/or funding of financing; provided, further, that, for purposes of the definition of “Superior Proposal,” each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%.”

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, it has been agreed, among other provisions, that:

•	From and after the Effective Time, the Surviving Company and its subsidiaries will comply with all of their obligations under their respective memorandum and articles of association or similar constitutional documents in effect as of the date of the Merger Agreement and any indemnification agreement to indemnify and hold harmless the individuals who were directors or officers thereof at or before the Effective Time against all kinds of liabilities incurred in connection with any action arising out of or relating to the services performed by such individuals as directors or officers, subject to limitations imposed by applicable law.

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•	The memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner, unless such modification is required by law.

•	The Company may, prior to the Effective Time, obtain, or the Surviving Company, for a period of six years after the Effective Time, will maintain for a period of six years after the Effective Time, the Company’s and its subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those persons who are covered by such policies at the Effective Time, or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time, provided, that the Surviving Company shall not be required to expend more than an amount per year equal to 300% of the annual premium of the existing policies.

Other Covenants

The Merger Agreement contains additional agreements between the Company and Parent and/or Merger Sub relating to, among other things:

•	the filing of this proxy statement and the Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC and cooperation with respect to preparation of either statement;

•	reasonable access by Parent and its representatives to the offices, properties, books and records of the Company and its subsidiaries, furnishing to Parent and its representatives financial, operating and other data, analyses, projections, plans and other information as such person may reasonably request, and cooperation with Parent and its representatives in investigation, from the date of the Merger Agreement until the Effective Time and subject to applicable law;

•	reasonable best efforts of each party to consummate the Transactions;

•	coordination of press releases and other public announcements relating to the Merger;

•	notification of certain events;

•	all expenses be paid by the party incurring the expense;

•	delisting and deregistration of the Shares;

•	matters relating to any applicable takeover statutes;

•	resignation of the directors of the Company and its subsidiaries pursuant to Parent’s request;

•	participation in litigation relating to the Transactions;

•	exculpation for actions or inactions by the Company at the approval or direction of Parent, Merger Sub or their respective affiliates, including directors or officers of the Company and its subsidiaries appointed by Parent, Merger Sub or their respective affiliates.

Conditions to the Merger

The obligations of the Company, Parent, and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	the Company Shareholder Approval having been obtained; and

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•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order that has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions, including the Merger.

The obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	(i) the representations and warranties regarding capitalization of the Company and its subsidiaries being true and correct (except for de minimis inaccuracies that do not, in the aggregate, increase the aggregate amount to be paid by Parent by more than $200,000) in all respects as of the date of the Merger Agreement and as of the Closing as if made on and as of such date and time, except for such representations and warranties made as of a specified date, which will be true and correct in all respects only as of the specified date; (ii) the representations and warranties regarding organization and qualification of the Company and its subsidiaries, corporate authority and fairness, absence of certain changes and no brokers being true and correct in all respects as of the date of the Merger Agreement and as of the Closing as if made on and as of such date and time, except for such representations and warranties made as of a specified date, which will be true and correct in all respects only as of the specified date; and (iii) other than the representations and warranties specified above, the representations and warranties of the Company contained in the Merger Agreement being true and correct in all respects without giving effect to any limitation or qualification by materiality or Company Material Adverse Effect as of the Closing as though made on and as of the Closing (except for those representations and warranties made as of a specified date, which will be true and correct only as of the specified date), except where the failures to be true and correct would not constitute a Company Material Adverse Effect;

•	the Company having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing;

•	a Company Material Adverse Effect not having occurred since the date of the Merger Agreement, and not then occurring; and

•	the Company having delivered to Parent a certificate, dated the date of the Closing, signed by a senior executive officer of the Company, certifying as to the fulfillment of the above conditions.

The obligations of the Company to consummate the Transactions, including the Merger, are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement and Support Agreement, to the extent qualified by materiality or any Effect that prevents or materially impairs the ability of Parent and Merger Sub to consummate the Transactions, being true and correct and, to the extent not so qualified, being true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of a specified date, which will be true and correct only as of the specified date);

•	Parent and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement and the Support Agreement at or prior to the Closing; and

•	Parent and Merger Sub having delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and Merger Sub, as the case may be, certifying as to the fulfillment of the above conditions.

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Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and the Company;

•	by either the Company or Parent, if:

	o	the Merger is not consummated by May 23, 2017, provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement or the Support Agreement has been the primary cause of the failure of the Closing to occur by such date;

	o	the Merger Agreement is not approved by the Company Shareholder Approval at the shareholders’ meeting of the Company or any adjournment or postponement thereof; or

	o	any law or order issued by any governmental entity of competent jurisdiction that has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions, including the Merger, have become final and non-appealable, provided that this termination right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable law or order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the Merger Agreement; or

•	by the Company, if:

	o	Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement or the Support Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured by May 23, 2017, or if capable of being cured, will not have been cured by the earlier of May 23, 2017 and 30 days following receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate the Merger Agreement, provided that, the Company will not have this termination right if it is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement or the Support Agreement that would result in the failure to satisfy the conditions to Closing;

	o	prior to obtaining the Company Shareholder Approval, if the Special Committee authorizes the Company, subject to complying with the non-solicitation obligations by the Company, to enter into an alternative acquisition agreement with respect to a Superior Proposal, concurrently with the termination of the Merger Agreement the Company enters into an alternative acquisition agreement with respect to a Superior Proposal and prior to or concurrently with such termination the Company pays to Parent in immediately available funds the termination fee of $1.1 million; or

	o	all of the conditions to each party’s obligations to effect the Merger, and all of the conditions to obligations of Parent and Merger Sub to effect the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the party having the benefit thereof), and the Company has irrevocably confirmed by written notice to Parent that (i) all of the conditions to obligations of the Company to effect the Merger have been satisfied or that it is willing to waive any unsatisfied conditions and (ii) it stands ready, willing and able to consummate the Transactions, and the Merger has not been consummated within ten business days after the delivery of the written notice;

•	by Parent, if:

	o	(i) the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured by May 23, 2017, or if capable of being cured, will not have been cured by the earlier of May 23, 2017 and 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate the Merger Agreement, provided that Parent shall not have this termination right if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the failure to satisfy the conditions to Closing, (ii) the Company has breached in any material respect its non-solicitation obligations set forth in the Merger Agreement, or (iii) the Company has breached in any material respect its obligations set forth in the Merger Agreement to hold, a meeting of its shareholders for the purpose of voting on the approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger or its obligations to make a recommendation that its shareholders approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger at such meeting, and such breach shall not have been cured within 30 days following receipt by the Company of written notice of such breach from Parent stating Parent’s intention to terminate the Merger Agreement; or

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o	the Special Committee, whether or not permitted to do so by the Merger Agreement, has (i) effected a change of recommendation or resolved to take such action, or (ii) authorized the Company to enter into an alternative acquisition agreement.

Termination Fee

The Company will pay to Parent or its designees a termination fee of $1.1 million, if the Merger Agreement is terminated:

•	by Parent where (i) the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period, or (ii) the Special Committee has effected a change of recommendation or resolved to take such action, or authorized the Company to enter into an alternative acquisition agreement;

•	by the Company where prior to obtaining the Company Shareholder Approval, the Special Committee authorizes the Company, subject to complying with the non-solicitation obligations by the Company, to enter into an alternative acquisition agreement with respect to a Superior Proposal, concurrently with the termination of the Merger Agreement the Company enters into an alternative acquisition agreement with respect to a Superior Proposal; or

•	by the Company or Parent, if (i) the Merger is not consummated by May 23, 2017, or (ii) the Merger Agreement is not approved by the Company Shareholder Approval at the shareholders’ meeting of the Company or any adjournment thereof, and where an Acquisition Proposal has been made, proposed or communicated and not withdrawn prior to the shareholders’ meeting (or prior to the termination of the Merger Agreement if there has been no shareholders’ meeting), and the Company enters into a definitive agreement in connection with an Acquisition Proposal, or an Acquisition Proposal is consummated (whether or not the Acquisition Proposal was the same Acquisition Proposal received prior to the termination of the Merger Agreement) within 12 months following such termination.

Parent will pay to the Company or its designees a termination fee of $2.2 million, if the Merger Agreement is terminated:

•	by the Company where Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that the conditions to Closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period; or

•	by the Company where all of the conditions to each party’s obligations to effect the Merger, and all of the conditions to obligations of Parent and Merger Sub to effect the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), and the Company has irrevocably confirmed by written notice to Parent that (i) all of the conditions to obligations of the Company to effect the Merger have been satisfied or that it is willing to waive any unsatisfied conditions, and (ii) it stands ready, willing and able to consummate the Transactions, and the Merger has not been consummated within 10 business days after the delivery of the written notice.

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Remedies

The parties to the Merger Agreement may be entitled to the payment of a termination fee or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or in equity.

Subject to the equitable remedies the parties may be entitled to as discussed above, the maximum aggregate liabilities of Parent, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to the Parent termination fee of $2.2 million, and the Company termination fee of $1.1 million, respectively, and reimbursement of certain expenses in the event that Company or Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be. Subject to the rights to specific performance and the reimbursement obligations of Parent and the Company as described above, if (a) the Company pays, and Parent receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates against the Company and its subsidiaries (and other related persons) and if (b) Parent pays, and the Company receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of the Company and its affiliates against Parent, Merger Sub and their respective affiliates (and other related persons).

Amendment

The Merger Agreement may be amended by action taken by the parties by or on behalf of their respective boards of directors or sole director (or in the case of the Company, the Special Committee) at any time before or after the Company Shareholder Approval has been obtained; provided that, after the approval of the Merger Agreement and the Transactions by the shareholders of the Company, no amendment will be made which requires the approval of such shareholders under applicable law without such approval. The Merger Agreement may only be amended by an instrument in writing signed by the Company, the Parent and the Merger Sub.

Governing Law and Dispute Resolution

The Merger Agreement will be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of the merger with specific reference to the laws of the Cayman Islands will be subject to the laws of the Cayman Islands, the laws of the Cayman Islands will supersede the laws of the State of New York with respect to such provision.

Any dispute, controversy or claim arising out of or relating to the Merger Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of the Merger Agreement) will be finally settled by arbitration. The place of arbitration will be Hong Kong, and the arbitration will be administered by the Hong Kong International Arbitration Centre in accordance with its Arbitration Rules then in force.

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PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Unaffiliated Security Holders access to corporate files of the Company or any member of the Buyer Group or (b) obtain counsel or appraisal services at the expense of the Company or any member of the Buyer Group.

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DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the Merger and receive payment equal to the fair value of their Shares (“dissenters’ rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex E to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex E, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of its, his or her Shares upon dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Law.

The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:

•	You must give written notice of objection to the Company prior to the vote to authorize and approve the Merger being taken at the extraordinary general meeting. The notice of objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the vote at the extraordinary general meeting.

•	Within 20 days immediately following the date on which the vote approving the Merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a notice of objection.

•	Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Shares. A dissenting shareholder must dissent in respect of all the Shares which it, he or she holds.

•	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Shares at a price determined by the Company to be the fair value of such Shares.

•	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of such Shares.

•	If a petition is timely filed and served, the Grand Court will determine at a hearing (a) which shareholders are entitled to dissenters’ rights, (b) the fair value of such Shares held by those shareholders with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (c) the costs of the proceeding and the allocation of such costs upon the parties.

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All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Shares.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, Attention: Investor Relations Department.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the US$6.42 in cash, without interest, for each Share of the Company that you would otherwise receive as consideration pursuant to the Merger Agreement if you do not exercise dissenting rights with respect to your Shares. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.

86

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth certain selected historical consolidated financial information of the Company. The financial data has been derived from the audited financial statements filed as part of the Company’s annual report on Form 20-F for the year ended December 31, 2015, beginning on page F-1, and the unaudited financial statements for the second quarter ended June 30, 2016, which are incorporated in this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the financial statements and the related notes and other financial information contained in such Form 20-F for the year ended December 31, 2015 and Form 6-K filed by the Company on July 29, 2016 and May 20, 2016. Please see “Where You Can Find More Information” beginning on page 95 for a description of how to obtain a copy of such Form 20-F and Form 6-K.

Audited Financial Statements For the Year Ended December 31, 2013, 2014 and 2015

	Chinese Yuan (Renminbi)			U.S. Dollars
Income Statement Data	For the Years Ended December 31,			For the Year Ended December 31,
	2013	2014	2015	2015
Revenues	197,932,799	219,453,707	225,010,796	34,735,682
Total cost of revenues	(118,364,077)	(126,111,190)	(131,084,827)	(20,236,009)
Gross profit	79,568,722	93,342,517	93,925,969	14,499,673

Operating expenses
Research and development expenses	(7,247,250)	(8,017,819)	(8,684,459)	(1,340,649)
General and administrative expenses	(33,794,971)	(27,369,028)	(38,607,230)	(5,959,929)
Selling and distribution expenses	(46,366,677)	(47,339,529)	(38,185,022)	(5,894,752)
Total operating expenses	(87,408,898)	(82,726,376)	(85,476,711)	(13,195,330)

Income (Loss) from operations	(7,840,176)	10,616,141	8,449,258	1,304,343

Other income (expenses)
Interest income	332,299	564,750	296,389	45,755
Interest expenses	-	(164,171)	(822,860)	(127,028)
Other income (expenses)	449,787	587,836	503,678	77,754
Foreign currency exchange gain (loss)	(106,124)	7,649	746,505	115,241
Income (Loss) before income tax	(7,164,214)	11,612,205	9,172,970	1,416,065
Less: Income tax expenses	287,296	4,225,049	1,637,037	252,715
Net income (loss)	(7,451,510)	7,387,156	7,535,933	1,163,350
Earnings (Loss) per ordinary share
Basic	(1.76)	1.77	1.56	0.24
Diluted	(1.76)	1.71	1.54	0.24
Basic weighted average shares outstanding	4,224,676	4,173,014	4,842,727	4,842,727
Fully diluted weighted average shares outstanding	4,224,676	4,308,516	4,888,023	4,888,023

Balance Sheet Data

Cash and cash equivalents	62,620,652	64,558,916	96,654,067	14,920,817
Term deposit	-	-	10,000,000	1,543,734
Total current assets	115,785,151	138,966,968	190,819,924	29,457,520
Total non-current assets	126,201,707	125,119,047	121,345,194	18,732,470
Total assets	241,986,858	264,086,015	312,165,118	48,189,990
Total current liabilities	122,297,034	133,654,628	145,473,074	22,457,172
Total non-current Liabilities	-	-	-	-
Total Liabilities	122,297,034	133,654,628	145,473,074	22,457,172
Net assets	119,689,824	130,431,387	166,692,044	25,732,818
Equity	119,689,824	130,431,387	166,692,044	25,732,818

Cash Flow Data

Depreciation	1,897,003	1,804,164	1,812,863	279,858
Capital expenditures(1)	16,091,252	12,247,600	6,501,259	1,003,622

Ratio of Earnings to Fixed Charges (2)	-	1.41%	8.97%	8.97%

(1)	Capital expenditures are comprised of the purchase of equipment, payments for intangible assets.

(2)	Ratio of earnings to fixed charges: Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses

87

Unaudited Financial Statements

Income Statement Data

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	18,406,946	13,521,103	2,034,503	11,873,793	10,202,390	1,535,140
Hardware revenue	5,626,284	1,230,434	185,142	3,713,848	584,068	87,884
Service fee revenue	32,372,254	32,889,624	4,948,859	17,203,121	17,042,719	2,564,396
Total revenues	56,405,484	47,641,161	7,168,505	32,790,762	27,829,177	4,187,420

Cost of revenues
Cost of software revenue	4,249,884	1,521,672	228,964	2,185,634	1,151,047	173,197
Cost of hardware revenue	5,025,018	1,012,254	152,313	3,440,818	465,136	69,988
Cost of service fee revenue	22,925,475	23,954,684	3,604,430	13,611,394	12,590,953	1,894,544
Amortization of software costs	2,745,962	5,805,835	873,597	1,794,741	2,893,145	435,328
Total cost of revenues	34,946,339	32,294,445	4,859,304	21,032,587	17,100,281	2,573,057

Gross profit	21,459,145	15,346,716	2,309,201	11,758,175	10,728,896	1,614,363

Operating expenses
Research and development expenses	1,880,540	1,498,630	225,497	1,080,889	705,985	106,229
General and administrative expenses	14,353,042	19,416,808	2,921,622	8,142,260	8,345,712	1,255,769
Selling and distribution expenses	16,295,217	14,804,814	2,227,661	8,124,196	7,397,548	1,113,100
Total operating expenses	32,528,799	35,720,252	5,374,780	17,347,345	16,449,245	2,475,097

Loss from operations	(11,069,654)	(20,373,536)	(3,065,579)	(5,589,170)	(5,720,349)	(860,734)

Other income (expenses)
Interest income	182,201	231,251	34,796	47,594	157,053	23,632
Interest expenses	(486,228)	(160,707)	(24,181)	(241,058)	(59,896)	(9,012)
Other income	8,803	83,477	12,561	(28,945)	27,157	4,086
Foreign currency exchange gain(loss)	(59,043)	51,702	7,780	(66,815)	410,812	61,814
Loss before income tax	(11,423,921)	(20,167,813)	(3,034,624)	(5,878,394)	(5,185,223)	(780,214)
Less: Income tax (benefit) expense	(108,002)	(2,759,069)	(415,154)	143,779	506,487	76,210
Net Loss	(11,315,919)	(17,408,744)	(2,619,470)	(6,022,173)	(5,691,710)	(856,424)
Loss per share
Basic	(2.50)	(3.26)	(0.49)	(1.25)	(1.06)	(0.16)
Diluted	(2.46)	(3.14)	(0.47)	(1.22)	(1.03)	(0.15)
Basic weighted average shares outstanding	4,527,425	5,342,482	5,342,482	4,835,636	5,347,186	5,347,186
Fully diluted weighted average shares outstanding	4,594,382	5,544,652	5,544,652	4,925,815	5,549,370	5,549,370

88

Balance Sheet Data

	As of March 31			As of June 30
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2015	2016	2016	2015	2016	2016
Cash and cash equivalents	35,208,708	31,617,739	4,903,496	44,231,409	36,727,246	5,526,301
Term deposit	-	10,000,000	1,550,868	-	5,000,000	752,344
Total current assets	116,077,757	135,818,801	21,063,710	133,984,063	135,141,844	20,334,618
Total non-current assets	126,328,383	119,766,005	18,574,132	127,708,799	117,445,064	17,671,807
Total assets	242,406,140	255,584,806	39,637,842	261,692,862	252,586,908	38,006,426
Total current liabilities	116,577,311	97,159,430	15,068,149	121,380,808	99,106,892	14,912,486
Total non-current Liabilities	-	-	-	-	-	-
Total Liabilities	116,577,311	97,159,430	15,068,149	121,380,808	99,106,892	14,912,486
Net assets	125,828,829	158,425,376	24,569,693	140,312,054	153,480,016	23,093,940
Equity	125,828,829	158,425,376	24,569,693	140,312,054	153,480,016	23,093,940

Cash Flow Data

	As of March 31			As of June 30
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2015	2016	2016	2015	2016	2016
Depreciation	408,375	531,723	82,463	861,198	944,461	142,112
Capital expenditures	2,520,782	1,976,376	306,510	6,183,744	3,066,714	461,444

Ratio of Earnings to Fixed Charges	-4.42%	-0.67%	-0.67%	-4.26%	-0.80%	-0.80%

Net Book Value per Share of Our Shares

The Company’s net book value per Share as of December 31, 2015 was approximately $4.93, based on 5,218,615 issued and outstanding Shares as of that date.

89

TRANSACTIONS IN SHARES

Purchases by the Company

The Company did not repurchase any Shares in the past two years.

Purchases by the Buyer Group

From November 16 to 23, 2015, Parent acquired 2,453,966 Shares in through open market purchases for an aggregate purchase price of $16,750,509.61, including brokerage commissions and fees, or approximately on average of $6.83 per Share, for investment purposes.

On December 7, 2015, Parent acquired 290,891 Shares through open market purchases for an aggregate purchase price of $3,247,211.55, including brokerage commissions and fees, or approximately $11.16 per Share on average, for investment purposes.

Prior Public Offerings

Our Shares have been listed on NASDAQ since October 31, 2006 under the symbol “EFUT”. We completed our initial public offering of the Shares on October 31, 2006. We have not subsequently had any underwritten public offerings of our securities since then.

Transactions in Prior 60 Days

Other than the Merger and the Support Agreement entered into on September 23, 2016, there have been no transactions in Shares during the prior 60 days by the Company, any of the Company’s officers or directors, Parent, Merger Sub or any other person with respect to which disclosure is provided in Annex F or any associate or majority-owned subsidiary of the foregoing.

90

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of Shares, as of the date of this proxy statement, by:

•	each of the Company’s directors and executive officers;
•	the Company’s directors and executive officers as a group; and
•	each person known to us to beneficially own more than 5.0% of the total issued and outstanding Shares.

As of the date of this proxy statement, the Company has 5,263,465 Shares issued and outstanding .. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, the Company has included Shares that the person has the right to acquire within 60 days from the date of this proxy statement, including through the exercise of any option, warrant or other right, vesting of restricted share units or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
Directors and Executive Officers	Number(1)	%(2)
Kevin Patrick King	-	-
David Ren	*	*
Ping Yu	*	*
Adam Yan(3)	719022	13.65%
Tak Yuen Lai	-	-
Hui Fang Xi	-	-
Dongyu Guan	-	-
Roger Zhang	*	*
Weihua Zhou	-	-
Yuanzhu Lu	-	-
John Dai	*	*
Zengqiang Lan(4)	175000	3.31%
Qicheng Yang	*	*
Gene Xia	*	*
All directors and executive officers as a group (14 people)(5)	953022	17.81%

Principal Shareholders:
Shiji (Hong Kong) Limited	2,744,857	52.15%
Wenbiao Wang	260,411	4.95%

*	Represents share ownership of less than one percent (1%)

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities and outstanding share options exercisable, and restricted shares vesting, within 60 days from the date of this proxy statement.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of Shares beneficially owned by such person or group by the sum of (a) the number of outstanding Shares as of this proxy statement and (b) the number of Shares underlying share options or restricted shares held by such person or group that are exercisable or will be vested within 60 days from the date of this proxy statement.

(3)	Includes (i) 562,168 ordinary shares; (ii) 152,604 ordinary shares through eFuture Holding Inc, whose beneficial owner is Adam Yan; (iii) currently exercisable 4,250 vested restricted shares held in the brokerage account of the administrator of the Company's share incentive plan.

91

(4)	Includes (i) 150,000 ordinary shares; (ii) currently exercisable 25,000 vested restricted shares and options held in the brokerage account of the administrator of the Company's share incentive plan.

(5)	Includes (i) 866,772 ordinary shares; (ii) currently exercisable 86,250 vested restricted shares and options held in the brokerage account of the administrator of the Company's share incentive plan.

92

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

93

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	loss of our senior management;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

•	our failure to comply with regulations and changes in regulations;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

•	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. See “Where You Can Find More Information” beginning on page 95 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

94

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://ir.e-future.com.cn/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going private transaction, the Company and the Buyer Group have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on May 2, 2016 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since May 2, 2016, if any, are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our Investor Relations Department, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED ________, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

95

Annex A

ANNEX A: AGREEMENT AND PLAN OF MERGER

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of September 23, 2016

among

SHIJI (HONG KONG) LIMITED

EFUTURE CI LIMITED,
and

EFUTURE HOLDING INC.

A-1

A-2

A-3

A-4

A-5

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 23, 2016, is by and among Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct Wholly Owned Subsidiary (as defined below) of Parent (“Merger Sub”), and eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the parties intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Companies Law”), that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct Wholly Owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the special committee of the board of directors of the Company (the “Company Board”) comprising three independent directors (the “Special Committee”), has unanimously (a) determined that this Agreement and the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than the holders of the Cancelled Shares (as defined below)) and declared it advisable for the Company to enter into this Agreement, (b) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the shareholders of the Company at the Company Shareholders Meeting;

WHEREAS, each of the board of directors of Parent (“Parent Board”), the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, has (a) authorized and approved the execution, delivery and performance by Parent and Merger Sub (as the case may be) of this Agreement and the Transactions and (b) declared it advisable for Parent and Merger Sub (as the case may be) to enter into this Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, Parent has executed a support agreement, dated as of the date hereof (the “Support Agreement”) in favor of the Company in respect of the matters specified therein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

Article I
Definitions

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings:

A-1

(a)        “Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 7.4(b), which contains terms at least as restrictive with respect to such Person as those contained in Section 10.8 with respect to Parent and containing standstill obligations of such Person in reasonable customary form, but excluding any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

(b)        “Acquisition Proposal” means any inquiry, proposal or offer by any Person regarding any of the following (other than the Transactions): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the gross revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole (each such Subsidiary, a “Key Subsidiary”)); (ii) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company or any of the Key Subsidiaries; (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company or any of its Key Subsidiaries; or (v) any combination of the foregoing.

(c)        “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and (ii) with respect to any natural person, any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d)        “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act (as defined below) and the rules and regulations thereunder.

(e)        “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, the Cayman Islands, Hong Kong or Beijing, China are required or authorized to close.

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(f)        “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) prevents or materially impairs the ability of the Company to consummate the Transactions; provided, however, that in the case of clause (i) only, no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (A) changes in GAAP (as defined below) or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement or prospective changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries; (B) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (C) changes in general economic, political or financial, credit or securities market conditions generally in the PRC or any other jurisdiction in which any of the Company and its Subsidiaries conducts business; (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (E) actions or omissions of the Company or any Company Subsidiaries (x) that are expressly required by this Agreement, (y) taken with the prior written consent of Parent or Merger Sub or (z) taken at the written request of Parent or Merger Sub; (F) any breach of this Agreement by Parent or Merger Sub; (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (it being understood that the cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (H) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the cause of such decline or change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (I) any change or prospective change in the Company’s credit ratings (it being understood that the cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred), or (J) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions; provided, further, that in the case of the foregoing clauses (A), (B), (C) and (D), the impact of such change, effect or occurrence is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

(g)        “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future Employees, partners, shareholders, agents, managers, members or Affiliates (excluding any Parent Related Party).

(h)        “Company Share Incentive Plans” means, collectively, the 2009 Share Incentive Plan, 2011 Share Incentive Plan, 2013 Share Incentive Plan and 2015 Share Incentive Plan of the Company, each as amended and restated as of the date hereof.

(i)        “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement, but shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 10.8 or any other obligation of confidentiality; (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or its Representatives; or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing party or its Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of its Representatives.

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(j)        “Employees” means, with respect to the Company and its Subsidiaries, their respective directors, officers and employees.

(k)        “Expenses” means all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, and consultants to a party and its Affiliates) incurred or accrued by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement (as defined below) and the Schedule 13E-3 (as defined below) and the mailing of the Proxy Statement, the solicitation of Shareholder Approval (as defined below), the filing of any required notices under applicable Law and the carrying out of all other matters related to the closing of the Transactions.

(l)        “Governmental Entity” means any federal, state, local, foreign, supranational, national, provincial or other governmental, regulatory, self-regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body.

(m)        “Hazardous Material” means any chemical, substance or waste defined and regulated by a Governmental Entity as “hazardous”, “toxic”, “radioactive” or a “pollutant” under applicable Environmental Law.

(n)        “Indebtedness” means, with respect to any Person, without duplication: (i) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (ii) all obligations of such Person for the deferred purchase of property or services; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (v) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (vi) all Indebtedness of others referred to in clauses (i) through (v) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (vii) all Indebtedness of others referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, provided that in no event shall Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

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(o)       “Intellectual Property” means all of the following to the extent protected under applicable Law, (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, brand names, logos, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, and registrations in any jurisdiction of, and applications in any jurisdictions to register, any of the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and Confidential Information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; (iv) copyrights in any jurisdiction, and all registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) all mask works and all applications, registrations and renewals in connection therewith, in any jurisdiction; and (vi) all computer software (including data and related documentation).

(p)        “knows” or “knowledge” means, with respect to any party, the knowledge of such party’s executive officers after due inquiry.

(q)        “Law” means any United States federal, state or local or non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision or governmental guidelines or interpretations having the force of law or Orders of any Governmental Entity.

(r)        “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental or Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(s)        “Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

(t)        “Parent Material Adverse Effect” means any Effect that prevents or materially impairs the ability of Parent and Merger Sub to consummate the Transactions.

(u)        “Parent Related Party” means Parent, Merger Sub, or any of their respective former, current and future general or limited partners, shareholders, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

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(v)        “Permitted Liens” means: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (ix) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (x) standard survey and title exceptions; (xi) Liens securing Indebtedness that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (xii) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions; and (xiii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

(w)        “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, an unincorporated organization, or any other entity or group (as such term is defined in Section 13 of the Exchange Act).

(x)        “PRC” means the People’s Republic of China and, for purposes of this Agreement, excludes Hong Kong, Macao and Taiwan.

(y)        “Release” has the same meaning under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601(22).

(z)        “Representatives” of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

(aa)       “Shares” means ordinary shares, par value US$0.0756 per share, of the Company.

(bb)       “Subsidiary” of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of share capital, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof.

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(cc)       “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that provides for the payment of consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration (as defined below) and that the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), to be (i) more favorable, including from a financial point of view, to the Company and the Company’s shareholders (other than holders of the Cancelled Shares) than the Transactions (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 7.4(d) or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, legal, financial and regulatory aspects of such Acquisition Proposal, shareholder litigation, identity of the Person making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if the consummation of the Acquisition Proposal is conditional upon the obtaining and/or funding of financing; provided, further, that, for purposes of the definition of “Superior Proposal,” each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%.”

(dd)       “Tax” or “Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges.

(ee)       “Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims for refund, reports, schedules, forms and information returns and any amended thereof required to be filed with any Governmental Entity, with respect to Taxes.

(ff)       “Wholly Owned Subsidiaries” means direct or indirect wholly owned Subsidiaries of a Person.

Section 1.2 Other Certain Definitions. The following terms are defined in the respective Sections of the Agreement indicated:

Defined Terms	Section

Agreement	Preamble
Alternative Acquisition Agreement	Section 7.4(c)
Applicable Date	Section 4.4(a)
Bankruptcy and Equity Exception	Section 4.3(a)
Cancelled Shares	Section 3.1(c)
Cayman Companies Law	Recitals
Certificates	Section 3.3(a)
Change of Recommendation	Section 7.4(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.13(a)
Company Board	Recitals
Company Board Recommendation	Section 7.2(c)
Company Option	Section 3.1(f)
Company Permits	Section 4.12(a)

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Company SEC Reports	Section 4.4(a)
Company Shareholders Meeting	Section 7.2(a)
Company Termination Fee	Section 9.5(b)
Contract	Section 4.8(b)
Dispute	Section 10.4(b)
Dissenting Shares	Section 3.1(e)
Effective Time	Section 2.3
Environmental Laws	Section 4.15(a)
Environmental Permits	Section 4.15(a)
ERISA	Section 4.13(a)
Exchange Act	Section 4.4(a)
Exchange Fund	Section 3.2(b)
Excluded Shares	Section 3.1(b)
GAAP	Section 4.4(c)
HKIAC	Section 10.4(b)
HKIAC Rules	Section 10.4(b)
Indemnified Parties	Section 7.7(a)
Key Subsidiary	Section 1.1(b)
Leased Real Property	Section 4.9(b)
Measurement Date	Section 4.2(a)
Material Contract	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	Section 7.4(d)
Notice of Superior Proposal	Section 7.4(d)
NASDAQ	Section 4.5(a)
Parent	Preamble
Parent Board	Recitals
Parent Termination Fee	Section 9.5(c)
Paying Agent	Section 3.2(a)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
Proceeding	Section 4.11(a)
Proxy Statement	Section 4.4(d)
RCA	Section 3.1(f)
Real Property Leases	Section 4.9(b)
Record Date	Section 7.2(b)
Restricted Share	Section 3.1(f)
SC Financial Advisor	Section 4.3(c)
Schedule 13E-3	Section 4.4(d)
SEC	Section 4.4(a)

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Securities Act	Section 4.4(a)
Shareholder Approval	Section 4.3(b)
Special Committee	Recitals
Support Agreement	Recitals
Surviving Company	Section 2.1
Takeover Statute	Section 4.20
Termination Date	Section 9.2(a)
Transactions	Recitals
Uncertificated Shares	Section 3.3(a)

Article II
THE MERGER

Section 2.1 The Merger. At the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving company (the “Surviving Company”) and a Wholly Owned Subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease.

Section 2.2 Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time), on a date to be specified by Parent (the “Closing Date”), which shall be no later than the fifteenth (15th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), at the offices of Cleary Gottlieb Steen & Hamilton LLP, 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong.

Section 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall execute the plan of merger, substantially in the form set out in Appendix I (the “Plan of Merger”), and shall file the Plan of Merger and other documents required under the Cayman Companies Law to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Cayman Companies Law. The Plan of Merger shall specify that the Merger shall become effective upon the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or at such time thereafter within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands as the parties shall agree (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

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Section 2.5 Memorandum and Articles of Association. At the Effective Time, the Surviving Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, provided, however, that, at the Effective Time (a) references in the memorandum and articles of association to the name of the Merger Sub shall be changed to references to eFuture Holding Inc., (b) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger until thereafter amended as provided therein or by applicable Law and (c) indemnity, advance of expenses and exculpation provisions shall be no less favorable to those set forth in Section 7.7(a) of this Agreement.

Section 2.6 Directors. From and after the Effective Time, the directors of the Surviving Company shall consist of the directors of Merger Sub as of immediately prior to the Effective Time unless otherwise determined by Parent prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association. The Company will cause or procure the resignation of those directors of the Company who will not be directors of the Surviving Company effective at the Effective Time.

Section 2.7 Officers. From and after the Effective Time, the officers of the Surviving Company shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Article III
Conversion of Securities; DELIVERY OF MERGER CONSIDERATION

Section 3.1 Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties or the holders of any securities of the Company or Merger Sub:

(a)        Conversion of Merger Sub Securities. Each ordinary share, par value US$1 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary share shall be the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company. From and after the Effective Time, all certificates, if any, representing the ordinary shares of Merger Sub shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which they were converted in accordance with this Section 3.1(a).

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(b)        Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Dissenting Shares (as defined below), collectively, the “Excluded Shares”) shall be cancelled and cease to exist and in exchange for the right to receive an amount in cash equal to US$6.42 per Share (the “Per Share Merger Consideration”), without any interest thereon, and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest thereon, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.1(e).

(c)        Cancellation of Shares. Each Share issued and outstanding immediately prior to the Effective Time (i) held by the Company or any of its Subsidiaries (if any) or (ii) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or their Affiliates, in each case, immediately prior to the Effective Time (such Shares referred to under clauses (i) and (ii) being hereinafter referred to as the “Cancelled Shares”) shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(d)        Certain Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date hereof and the Effective Time, the number of outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any share dividend or distribution, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, readjustment or exchange of shares, or any similar event, the Per Share Merger Consideration shall be equitably adjusted to reflect such change.

(e)        Dissenting Shares. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person (“Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each holder of Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, withdrawals of such demands and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to participate in negotiations and proceedings with respect to any exercise of dissenter rights or demand for appraisal under the Cayman Companies Law. Any holders of Dissenting Shares who have effectively withdrawn or lost such holders’ rights to dissent from the Merger under the Cayman Companies Law shall have no further rights under Section 238 of the Cayman Companies Law, and Shares held by such holders shall thereupon not be Dissenting Shares and shall be cancelled as of the Effective Time in consideration for the right to receive Per Share Merger Consideration to which such holders are entitled, without any interest thereon, in accordance with Section 3.1(b). Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to the exercise of any rights to dissent from the Merger or any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(f)        Termination of the Company Share Incentive Plans; Treatment of Company Options and Restricted Shares.   Effective as of, and contingent upon the occurrence of, the Effective Time, the Company Board (or any committee thereof administering the Company Share Incentive Plans) shall adopt resolutions to (i) terminate the Company Share Incentive Plans and any relevant award agreements entered into under the Company Share Incentive Plans, (ii) cancel each option to purchase Shares granted under the Company Share Incentive Plans (the “Company Options”) that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each restricted Share of the Company granted under the Company Share Incentive Plans (the “Restricted Shares”) that is outstanding, whether or not vested, each of the foregoing (i) to (iii) taking effect at the Effective Time, and take such other actions as are required to give effect to the transactions contemplated by this Section 3.1(f). The Company shall not take any action that would accelerate the vesting of any Company Option. At the Effective Time, (A) each Company Option that is then vested, outstanding and unexercised shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time (but in any event within fifteen (15) Business Days), cash in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price payable per Share issuable under such Company Option; provided, however, that if the exercise price payable per Share issuable under any Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled for no payment; (B) each Company Option that is then outstanding and not vested on or prior to the Effective Time shall be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Option; provided that each RCA shall be subject to the same vesting terms and conditions applicable to the Company Option from which such RCA was converted; and (C) each Restricted Share (whether vested or unvested) that is then outstanding shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable (but in any event within fifteen (15) Business Days) after the Effective Time, cash in an amount equal to the Per Share Merger Consideration.

Section 3.2 Exchange Fund. (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the Per Share Merger Consideration upon the cancellation of the Shares.

(b)        At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent an amount in cash sufficient to pay the aggregate Per Share Merger Consideration payable under Section 3.1(b). Any cash deposited with the Paying Agent pursuant to this Section 3.2(b) shall hereinafter be referred to as the “Exchange Fund.” Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Section 3.1(b) shall be returned to the Surviving Company in accordance with Section 3.6.

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Section 3.3 Exchange Procedures.

(a)        Promptly after the Effective Time (and in any event within five (5) Business Days), the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary Trust Company, deliver) to each registered holder of the Shares (other than holders of the Excluded Shares) (i) a letter of transmittal (which shall be in customary form for a Cayman Islands incorporated company and shall specify that delivery of Per Share Merger Consideration to the registered holders of the Shares shall be effected) and (ii) instructions for effecting the surrender of the share certificates (the “Certificates”) which have been issued representing the Shares (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration. Upon surrender to the Paying Agent of a Certificate (or affidavits of loss in lieu thereof), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be customarily required by the Paying Agent, each registered holder of the Shares represented by such Certificate and each registered holder of Shares not represented by a Certificate (the “Uncertificated Shares”) but in each case excluding the Excluded Shares shall be entitled to receive in exchange for the cancellation of such Shares, payment in the amount equal to (A) the Per Share Merger Consideration, without interest, multiplied by (B) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Certificate) or the number of such Uncertificated Shares, and the Certificates so surrendered shall forthwith be cancelled.

(b)        If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable.

(c)        Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration with respect to each Share (other than the Excluded Shares) formerly represented thereby, without interest.

(d)        At the Effective Time, Parent shall pay by wire transfer of immediately available funds to the Surviving Company, and Parent shall cause the Surviving Company to make, subject to Section 3.10, the payments described under Section 3.1(f) to the Persons entitled to receive such amounts in accordance with the Company’s usual payroll procedures, subject to all applicable income and employment Taxes and other authorized deductions.

SECTION 3.4 Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company of their current contact details prior to the Effective Time. A shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members maintained by the Company, (b) on the last two consecutive occasions on which a dividend was paid by the Company a check payable to such shareholder either (i) has been sent to such shareholder and has been returned undelivered or has not been cashed or (ii) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (c) notice of the Company Shareholders Meeting (as defined below) convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. Monies due to shareholders of the Company who are untraceable shall be returned to and held by the Surviving Company in a separate non-interest-bearing bank account for the benefit of shareholders of the Company who are untraceable.. It is acknowledged that shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

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Section 3.5 Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or Uncertificated Shares, as applicable, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Shares represented by the Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to Section 3.9, if, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Article III.

Section 3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of the Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Company, and any holders of the Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the Per Share Merger Consideration exchangeable for such Shares to which such holders are entitled in accordance with provisions of this Agreement, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by the holders of the Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.7 No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any former holders of the Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

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Section 3.8 Investment of the Exchange Fund. The Exchange Fund shall, pending its disbursement to the holders of the Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that (i) Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investments that are speculative in nature, and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings resulting from such investments, subject to the immediately preceding proviso, shall be paid to the Parent.

Section 3.9 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of the Shares (other than the Excluded Shares) formerly represented by such Certificate to which the holder thereof is entitled pursuant to this Agreement.

Section 3.10 Withholding Rights. Each of the Surviving Company, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect to which such deduction and withholding was made by the Surviving Company, Parent or the Paying Agent, as the case may be.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports (as defined below) filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosure in the Company SEC Reports which are predictive, forward-looking or cautionary in nature); it being agreed that any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a section of this Agreement to which the relevance of such information is reasonably apparent from the text of such information contained in the Company SEC Report, and (b) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect, which information of which Parent or any of its Affiliates (other than the Company or its Subsidiaries) had knowledge prior to the date hereof, the Company hereby represents and warrants to Parent and Merger Sub that:

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Section 4.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted by it and proposed by it to be conducted and to own, lease and operate its properties and assets, except where the failure to have such power to authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned, leased or operated by it requires such qualification or licensing, except where the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as set forth in the Company SEC Reports, there are no entities in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same. The Company has made available to Parent true, complete and correct copies of the memorandum and articles of association or other similar organizational documents, as currently in effect, of the Company and each of its Subsidiaries.

Section 4.2 Capitalization of the Company and Its Subsidiaries. (a)  The authorized share capital of the Company is US$500,000 divided into 6,613,756 Shares. As of the close of business (U.S. Eastern Standard Time) on September 19, 2016 (the “Measurement Date”), there were issued and outstanding (i) 5,253,715 Shares, (ii) 290,469 Restricted Shares (both vested and unvested), (iii) 208,200 Company Options (both vested and unvested) exercisable into 208,200 Shares, and (iv) 570,741 Shares reserved for future issuance under the Company Share Incentive Plans (other than Shares reserved for issuance upon the exercise of the Restricted Shares and Company Options referenced in (ii) and (iii) above). All of the outstanding Shares are, and the Shares issuable upon exercise of outstanding Company Options and Restricted Shares, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, in compliance with all applicable Laws, and none of which was or will be issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in this Section 4.2 and except for this Agreement and the Transactions, (A) there is no share capital of the Company authorized, issued or outstanding, (B) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (C) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of Shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity other than loans to the Company’s Subsidiaries in the ordinary course of business (other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Restricted Shares outstanding on the Measurement Date or the acquisition by the Company of its securities in connection with the net exercise of Company Options outstanding on the Measurement Date, in each case in accordance with their terms on the Measurement Date), and (D) there are no outstanding bonds, debentures, notes or other obligations of the Company the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. From the Measurement Date through the date hereof, the Company has not issued any Shares (other than Shares issued upon the exercise of Company Options and Restricted Shares outstanding on or prior to the date hereof in accordance with their terms), or other rights or securities exercisable for, convertible into or exchangeable for any Shares.

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(b)        The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries free and clear of all Liens (except for Permitted Liens).

Section 4.3 Authority Relative to This Agreement; Fairness. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the Transactions. The Special Committee has (i) by resolution approved this Agreement, the Plan of Merger and the Transactions; (ii) determined that the Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Cancelled Shares) and declared it is advisable for the Company to enter into this Agreement, the Plan of Merger and the Transactions; and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and Transactions by the shareholders of the Company at the Company Shareholders Meeting. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)        The only vote or approval of the holders of any class or series of share capital of the Company necessary to approve this Agreement, the Plan of Merger and the Transactions is a Special Resolution (as defined under the Cayman Companies Law), duly held and for such purpose, which requires the affirmative vote of holders of Shares representing at least two-thirds of the outstanding Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting or any adjournment or postponement thereof (the “Shareholder Approval”).

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(c)        The Special Committee has received the written opinion of Duff & Phelps, LLC (the “SC Financial Advisor”), dated September 21, 2016, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares), a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement, and such opinion has not been withdrawn or modified. The SC Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.4 SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all forms, reports, statements, schedules and other documents required to be filed or furnished with the United States Securities and Exchange Commission (the “SEC”) since December 31, 2013 (the “Applicable Date”) (the forms, reports, statements, schedules and other documents filed with the SEC since the Applicable Date and those filed subsequent to the date hereof including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) has complied with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates so filed and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b)        Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any Employee of the Company or any of its Subsidiaries, has received or otherwise been made aware of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices. Since the Applicable Date, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(c)        The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) applied on a consistent basis throughout the periods indicated (except as may be indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

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(d)        None of the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Rule 13e-3 transaction statement on Schedule 13E-3, in connection with the Transactions (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (ii) the proxy statement relating to the Company Shareholders Meeting including a notice convening the Company Shareholders Meeting in accordance with the Company’s articles of association (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company does not make any representations with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent and/or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.5 Sarbanes-Oxley; Internal Accounting Controls. (a) The Company is in compliance in all material respects with (i) the provisions of the United States Sarbanes-Oxley Act of 2002 that are applicable to it and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market (“NASDAQ”).

(b)        The Company has implemented and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the knowledge of the Company, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in its internal control over financial reporting, in each case which has not been subsequently remediated. To the knowledge of the Company, there is no fraud, whether or not material, that involves the management of the Company or other Employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(c)        The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

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Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be recorded or reflected on a balance sheet under GAAP, except for liabilities or obligations (a) as reflected or recorded on the Company’s audited consolidated balance sheets as of December 31, 2015 or in the notes thereto, included in the Company SEC Reports filed prior to the date hereof, (b) incurred pursuant to this Agreement or in connection with the Transactions, (c) incurred since December 31, 2015 in the ordinary course of business consistent with past practices, or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since December 31, 2015, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been any event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Consents and Approvals; No Violations; Secured Creditors. (a) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3 (including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto) and the filing of one or more amendments thereto; (ii) compliance with the rules and regulations of NASDAQ; and (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except where the failure to make any such filings or give such notice or to obtain such permits, authorizations, consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The execution, delivery and performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions do not and will not (i) conflict with or violate or result in any breach of any provision of the memorandum and articles of association or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under any loan, guaranty of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, license, contract, agreement, permit, concession, franchise, right or other instrument (each, a “Contract”) binding the Company or any of its Subsidiaries or result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries; or (iii) (assuming receipt of the Shareholder Approval and all filings and obligations described in Section 4.8(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(c)        The Company does not have any secured creditors.

Section 4.9 Property. (a) None of the Company and its Subsidiaries own any real property.

(b)        The Company has made available to Parent true, correct and complete copies of all material leases and subleases and all modifications, amendments and supplements thereto which the Company or any of its Subsidiaries is a party (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Leased Real Property”). Except as would not have a Company Material Adverse Effect, each Real Property Lease constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Except as would not have a Company Material Adverse Effect, all rent and other sums and charges payable by the Company or its Subsidiaries as tenants under each Real Property Lease are current, and no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease, except where such event, condition or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except for Permitted Liens. To the knowledge of the Company, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(c)        The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except for Permitted Liens, except where the failure to have such title or interest would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or, to the Company’s knowledge, threatened, condemnation or eminent domain Proceedings that would affect any part of the properties or assets of each of the Company and its Subsidiaries, whether leased or subleased, tangible or intangible, real, personal or mixed, in each case used or held for use in its business, except where such Proceedings would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no material latent defects or material adverse physical conditions affecting any Leased Real Property, and improvements thereon, other than those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

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(a)        the Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Liens), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted or as contemplated to be conducted;

(b)        the use of any Intellectual Property by the Company or its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights or rights of privacy (including personal data privacy and related rights under applicable Laws) of any Person, and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property. Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim that it, or the conduct of the business of the Company and its Subsidiaries, is infringing upon or misappropriating, or has infringed or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property;

(c)        to the knowledge of the Company, no Person is challenging or infringing upon or misappropriating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries;

(d)        no Intellectual Property owned/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property;

(e)        each of the Company and its Subsidiaries own all right, title and interest in and to all Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary, and all current or former Employees, consultants or contractors who have participated in the creation or development of any such Intellectual Property have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such Person of Confidential Information and (ii) providing for the assignment by such Person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or such Subsidiary;

(f)        the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they use; and

(g)        the Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business, and the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 4.11 Legal Proceedings. (a) There is no litigation, suit, claim, action, arbitration, hearing, investigation or proceeding (each a “Proceeding”) pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any share, security, equity interest, property or assets of the Company or any of its Subsidiaries which has, or if decided adversely to the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b)        Neither the Company nor any of its Subsidiaries nor any share, security, equity interest, property or assets of the Company or any of its Subsidiaries is subject to any outstanding Order, settlement agreement or other similar written agreement with, or any investigation by any Governmental Entity that is pending, or, to the knowledge of the Company, threatened in writing against the Company nor any of its Subsidiaries or any share, security, equity interest, property or assets of the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Company Permits; Compliance with Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) each of the Company and its Subsidiaries holds all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of all Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective businesses as they are now being conducted (the “Company Permits”), (ii) all the Company Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, (iii) no suspension or cancellation of any of the Company Permits is pending or, to the Company’s knowledge, threatened, and (iv) no Company Permit will cease to be effective as a result of the Transactions; and

(b) each of the Company and its Subsidiaries is in compliance with and are not in default under or in violation of any Law (including, without limitation, any Law related to the protection of personal data) applicable to the Company, such Subsidiary or its business, or by which any property or asset or right of the Company or such Subsidiary is bound or affected. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any material non-compliance with any applicable Laws that has not been cured.

Section 4.13 Employee Benefit Plans; ERISA. (a) Except for the Company Share Incentive Plans and mandatory social insurance required by applicable Law, neither the Company nor any of its Subsidiaries maintains or contributes to, has made any plan or commitment to, whether legally binding or not, or has any liability, direct or indirect, contingent or otherwise (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to, any material employment, consulting, severance pay, termination pay, retirement, deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or an executive compensation, incentive bonus or other bonus, pension, share option, restricted share or equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, or other employee benefit plan, program, arrangement, agreement, fund or commitment, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), providing benefits to any current or former Employee of the Company or any of its Subsidiaries or any current or former Employee of any entity with respect to which the Company or its Subsidiaries is a successor (collectively, the “Company Benefit Plans”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and administered in accordance with its terms and true and complete copies of each Company Benefit Plan (or a summary thereof, if the Company Benefit Plan is not in writing), including all amendments thereto, have been provided or made available to Parent.

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(b)        None of the Company Benefit Plans was or is subject to ERISA.

(c)        With respect to each Company Benefit Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each document prepared in connection therewith complies with applicable Law; (ii) such Company Benefit Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; and (iii) there are no pending or, to the Company’s knowledge, threatened Proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan, and no circumstance, fact or event exists that could result in any default under or violation of such Company Benefit Plan.

Section 4.14 Labor Matters. (a) There are no labor or collective bargaining agreements which pertain to the Employees of the Company or any of its Subsidiaries.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no dispute pending, or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former Employees; (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid) and former Employees; (iii) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for Employees; and (iv) there is no unfair labor practice complaint or charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

Section 4.15 Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws relating to public and Employee health and safety with respect to pollution and the Release of or exposure to Hazardous Materials (the “Environmental Laws”), (ii) possesses all permits, authorizations, licenses or similar approvals necessary under applicable Environmental Laws to conduct its businesses as presently conducted (the “Environmental Permits”), and (iii) is in compliance with the terms of the Environmental Permits. No property currently leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Material in a manner that a remedial action is, or is reasonably likely, to be required under the applicable Environmental Laws that would reasonably be expected to have a Company Material Adverse Effect.

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(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are not subject to any Order or agreement with any Governmental Entity or other Person with respect to (i) any liabilities or obligations relating to any Environmental Laws; (ii) remedial action or (iii) any Release or threatened Release of a Hazardous Material.

(c)        No Proceedings are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law, and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Taxes.

(a)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has (i) prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate, (ii) paid all Taxes that are due and payable by any of them, and (iii) has not received written notice of any audits, examinations, investigations or other proceedings in respect of any Tax Return or Taxes.

(b)        The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all accrued and unpaid Taxes of the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c)        All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)        No claim has been made by a taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(e)        Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened. The Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

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Section 4.17 Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, none of the Company or any of its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract granting a right of first refusal, first offer or first negotiation other than in the ordinary course of business;

(iii) any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party of more than US$1,500,000;

(iv) any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of the Company or any of its Subsidiaries (by merger, purchase or sale of assets or share or otherwise) entered into since January 1, 2013, for aggregate consideration in excess of US$1,500,000, except for those or entered into in the ordinary course of business;

(v) any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries of more than US$1,500,000, except for those entered into in the ordinary course of business, or relating to Indebtedness having an outstanding amount of more than US$1,500,000 in the aggregate;

(vi) any non-competition Contract or other Contract that restricts the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(vii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$1,500,000;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries; (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Person beneficially owning five percent or more of the Shares (or their respective Affiliates), on the other hand, other than any Contracts with respect to employment arrangement entered into the ordinary course of business; and

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(x) each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof.

Each such Contract described in clauses (i) to (x) above is referred to herein as a “Material Contract.”

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract constitutes the valid and legally binding obligation of the Company or any of its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract.

(c)        Neither the Company nor any of its Subsidiaries has received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18 Insurance Matters. The Company has made available to Parent true and correct copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the PRC; no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. To the knowledge of the Company, there is no reasonable basis to believe that the Company or any of its Subsidiaries will not be able (a) to renew its existing insurance policies as and when such policies expire or (b) to obtain comparable coverage from similar insurers as may be necessary to conduct its business as now conducted without a significant increase in cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 4.19 Transactions With Affiliates and Employees. Except as disclosed in the Company SEC Reports, none of the officers or directors of the Company has been since the Applicable Date, or is presently, a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 7.B of Form 20-F under the Exchange Act (other than for services as Employees), including any material contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Employee or, to the Company’s knowledge, any entity in which any such Employee has a substantial interest or is an officer, director, trustee or partner other than for (a) payment of salary or fees for services rendered; (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including share award agreements under the Company Share Incentive Plans.

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Section 4.20 Anti-takeover Statutes. The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares or the Transactions.

Section 4.21 Brokers. No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any of its Affiliates. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the SC Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Article V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization; Standing. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as presently conducted and proposed by it to be conducted and to own, lease and operate its properties and assets, except where the failure to be so organized, validly existing or in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Capitalization.

(a)        The issued share capital of Parent is HKD35,000,000 divided into 35,000,000 ordinary shares, par value HKD1 per share, and RMB440,335,000 divided into 440,335,000 ordinary shares, par value RMB1 per share. All the ordinary shares of Parent are validly issued, duly authorized, fully paid and non-assessable. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

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(b)        The authorized share capital of Merger Sub is US$10,000 divided into 10,000 ordinary shares, par value US$1 per share. As of the date of this Agreement, 1 ordinary share of Merger Sub was issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens except where failure to own such share capital free and clear would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.3 Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate actions and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 5.4(b)). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)        The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and the consummation of the Transactions, and taken all corporate actions required to be taken by the Parent Board, and by the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub, for the consummation of the Transactions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions, including the Merger.

Section 5.4 Consents and Approvals; No Violations; Secured Creditors. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.4(b) have been obtained or taken, and all filings and obligations described in Section 5.4(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b)        The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3, the filing of one or more amendments thereto and the filing of one or more amendments to Schedule 13D; (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Law; and (iv) any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, where the failure to obtain or make, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 5.5 Sufficient Funds. At the Closing, Parent will have available sufficient funds to pay the aggregate Per Share Merger Consideration payable under Section 3.1(b) and to pay holders of outstanding Company Options and Restricted Shares pursuant to Section 3.1(f), in each case in accordance with and subject to the terms and conditions of this Agreement, and any related Expenses required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and the other Transactions.

Section 5.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.8 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Per Share Merger consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related Expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

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Section 5.9 Absence of Litigation. There are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Ownership of Company Shares. As of the date hereof, other than the Cancelled Shares which will be cancelled at the Effective Time in accordance with Section 3.1(c), neither Parent, Merger Sub, nor any of their respective Affiliates, beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants, or other rights to acquire Shares or other securities of, or any economic interest (through derivative securities or otherwise) in the Company.

Section 5.11 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.12 Support Agreement. Except for the Support Agreement, there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Parent, Merger Sub or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.13 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

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Article VI
COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 6.1 Conduct of Business of the Company. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, and (ii) use its commercially reasonable efforts to seek to preserve intact its current business organizations, seek to keep available the service of its current Employees, consultants, contractors, subcontractors and agents, and seek to preserve its relationships with customers, suppliers and others having business dealings with the Company and its Subsidiaries. Without limiting the generality of the foregoing, and except as required by applicable Law, or as otherwise contemplated or permitted by this Agreement, prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of Parent,

(a)        amend the memorandum and articles of association or other similar organizational documents of the Company or any of its Subsidiaries;

(b)        issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, delivery, grant or encumbrance of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any equity equivalents (including, without limitation, any share options or share appreciation rights) of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options and Restricted Shares outstanding on or prior to the date hereof in accordance with their terms as in effect on the date of such exercise;

(c)        declare, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, share or property or any combination thereof) with respect of the share capital of the Company or any of its Subsidiaries (except for any dividend or distribution by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary of the Company);

(d)        (i) split, combine, subdivide or reclassify any share capital of the Company or any of its Subsidiaries, (ii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of the Company or any of its Subsidiaries, or (iii) enter into any agreement with respect to the voting of the share capital of the Company;

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(e)        effect any merger, consolidation, scheme of arrangement, amalgamation, liquidation, dissolution, reorganization, restructuring or similar transaction involving the Company or any of its Key Subsidiaries;

(f)        create any new Key Subsidiary;

(g)       (i) incur, modify, renew or assume any Indebtedness, except for (A) borrowings under existing lines of credit, (B) Indebtedness incurred in the ordinary course of business consistent with past practice; (C) any Indebtedness between the Company and its Subsidiaries or (D) Indebtedness incurred in an amount not in excess of US$500,000 in the aggregate; or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to any Subsidiary of the Company), except (A) in the ordinary course of business consistent with past practice or (B) in amounts not in excess of US$500,000 in the aggregate;

(h)       (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, share option, share appreciation right, restricted share, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any Employee of the Company or any of its Subsidiaries in any manner that would result in additional payment by the Company of an amount in excess of US$500,000 in the aggregate, other than in connection with the employment of any newly hired employee with an annual salaries not exceeding US$50,000; (ii) except (w) as required under agreements existing on the date hereof, (x) as approved or ratified by the Company Board prior to, on or after the date hereof, (y) in the ordinary course of business consistent with past practice, or (z) for any increase or payment in an aggregate amount not exceeding $300,000, increase in any manner the compensation or fringe benefits of any Employee of the Company or any of its Subsidiaries, or pay any benefit not required or contemplated by any plan or arrangement as in effect as of the date hereof or entered into or adopted not in violation of sub-clause (i) above (including, without limitation, the granting of share appreciation rights or performance units); or (iii) forgive any loans to any Employee of the Company or any of its Subsidiaries;

(i)        acquire any assets, in any transaction or related series of transactions, for consideration in excess of US$500,000 individually or US$2,500,000 in the aggregate, except for acquisitions in the ordinary course of business consistent with past practice;

(j)        sell, lease, pledge or otherwise dispose of any assets, in any transaction or related series of transactions, in excess of US$500,000 individually or US$2,500,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(k)        make any material changes with respect to accounting policies or procedures affecting the reported consolidated assets, liabilities, or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or applicable Law;

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(l)        (i) acquire any company, partnership or other business organization or division thereof or any equity interest therein; or (ii) authorize any new capital expenditure or expenditures in excess of US$500,000 individually or US$2,500,000 in the aggregate, except as budgeted in the Company’s current plan approved by the Company Board that was made available to Parent;

(m)        make, change or revoke any material Tax election, amend any material Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to material Taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for Tax purposes;

(n)        pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) of over $500,000 individually or $2,500,000 in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2015 (or the notes thereto), as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(o)       (i) cancel, materially modify, terminate or grant a waiver of any material rights under any Material Contract (except for any modification or amendment that is beneficial to the Company) or (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions, other than in each case entered into in the ordinary course of business;

(p)        enter into any material new line of business except where such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date of this Agreement;

(q)        fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or any other Governmental Entity;

(r)        except in the ordinary course of business consistent with past practice, (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in (other than licenses), to or under any material Intellectual Property that the Company or any of its Subsidiaries currently uses; (ii) grant to any third party any exclusive license, or enter into any covenant not to sue, with respect to any such Intellectual Property; (iii) disclose or allow to be disclosed any material Confidential Information with respect to such Intellectual Property to any Person, other than Employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof; (iv) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any such Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Intellectual Property; or (v) fail to perform or make any applicable material filings, recordings or other similar actions, or fail to pay material fees or Taxes, in each case required to maintain and protect its interest in each and every item of such material Intellectual Property;

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(s)        terminate or cancel, modify or let lapse any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(t)        transfer or permit any transfers of cash in excess of US$500,000 in the aggregate from the Company and/or its Subsidiaries formed outside the PRC to any of its Subsidiaries formed inside the PRC; or

(u)        agree to take, any of the foregoing actions, except as pursuant to this Agreement and the Transactions or as consented to or requested by Parent.

Section 6.2 Operation of Parent’s and Merger Sub’s Business. Except as expressly required by this Agreement or with the prior written consent of the Company, each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action or fail to take any action that is intended or would reasonably be expected to (a) result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 6.3 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Preparation of the Proxy Statement and Schedule 13E-3. (a) Following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare, and cause to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3, the Proxy Statement. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto; provided, however nothing in this Section 7.1(a) shall limit or preclude the Special Committee from effecting a Change of Recommendation; provided, further that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

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(b)        Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3, received from the SEC and will use its reasonable best efforts to resolve and respond promptly to any comments of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

(c)        If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

(d)        Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.4, in connection with any disclosure regarding a Change of Recommendation or an Alternative Acquisition, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub) (i) the Proxy Statement or any amendment or supplement there, or (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure.

Section 7.2 Company Shareholders Meeting. (a) The Company shall cause a meeting of its shareholders for the purpose of voting on the approval of this Agreement, the Plan of Merger and the Transactions (the “Company Shareholders Meeting”) to be duly called and held in accordance with the applicable Law and the memorandum and articles of association of the Company as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and, in the case of calling of the Company Shareholders Meeting, in any event within ten (10) Business Days after such confirmation; provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting; provided, however, that notwithstanding the foregoing, the Company Shareholders Meeting shall be held no later than forty-five (45) calendar days following the mailing to the shareholders of the Proxy Statement.

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(b)        The Company shall establish, after consultation with Parent, a record date (the “Record Date”) for determining shareholders of the Company entitled to notice of and vote at the Company Shareholders Meeting. Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law, the memorandum and articles of association of the Company, or where failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (which approval shall not be unreasonably withheld, delayed or conditioned), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(c)        Subject to Section 7.4, the Special Committee shall make the recommendation that the shareholders of the Company approve this Agreement, the Plan of Merger and the Transactions (the “Company Board Recommendation”) and include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to (i) solicit from the holders of the Shares proxies in favor of the approval of this Agreement and the Transactions and (ii) take all other actions necessary or desirable to secure the Shareholder Approval. Upon reasonable advance written request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Except as permitted by Section 7.4, the Special Committee shall not effect a Change of Recommendation (as defined in Section 7.4(c)). Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 9.3, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting whether or not (A) a Change of Recommendation shall have occurred and/or (B) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

Section 7.3 Access to Information. From the date hereof until the Effective Time and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable advance notice from Parent, (a) provide to Parent and Parent’s Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries; (b) furnish to Parent and its Representatives such financial, operating and other data, analyses, projections, plans and other information as such Persons may reasonably request; and (c) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would (i) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (ii) violate any Contract entered into prior to the date of this Agreement, Law or Order, or (iii) give a third party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement; provided, in each case of (i), (ii) and (iii), that the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation or third party right. No investigation pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants or agreements made by the Company in this Agreement.

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From the date hereof until the Effective Time, the Company shall furnish to Parent (a) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company’s management and (b) at the earliest time they are available, such financial statements as are prepared for the Company's SEC filings, which (in the case of this clause (b)), shall be in accordance with the books and records of the Company.

Section 7.4 No Solicitation of Transactions. (a) The Company agrees that, from the date hereof until the Effective Time, or, if earlier, the Termination of this Agreement in accordance with Article IX, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations, furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries, or knowingly take any other action, with the intent to induce the making of, any Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal; (iv) authorize or permit any Representatives of the Company or any of its Subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in the preceding clauses (i) through (iii) of this Section 7.4(a) or (v) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Immediately after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall promptly request the returning to it or the destruction of all Confidential Information provided by or on behalf of the Company or any of its Subsidiaries to such Person, and shall notify each such Person and its Representatives that the Special Committee no longer seeks or requests the making of any Acquisition Proposal.

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(b)        Notwithstanding anything in Section 7.4(a) to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 7.4 and that has not been withdrawn, (i) the Company and its Representatives may (A) communicate with such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (B) notify such Person of the restrictions of this Section 7.4, and (ii) if the Special Committee has (A) determined, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal and (B) determined, in its good faith judgment (upon advice by independent legal counsel), that, in light of such Acquisition Proposal, failure to furnish such information to or enter into discussions with the Person who made such Acquisition Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal; (2) provide written notice to Parent of its intent to furnish information or enter into discussions with such Person at least two (2) Business Days prior to taking any such action; (3) obtain from such Person an Acceptable Confidentiality Agreement () and a copy thereof shall be promptly delivered to Parent following its execution and (4) concurrently give Parent a copy of any material information delivered to such Person that was not previously provided to Parent. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 7.4(b) to Parent.

(c)        Except as expressly permitted by this Section 7.4, the Special Committee shall not (i) (A) fail to make a Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, (C) adopt, approve or recommend any Acquisition Proposal, (D) recommend any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a solicitation/recommendation statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.4(b)) (each, an “Alternative Acquisition Agreement”). The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or Representatives shall be deemed to be a breach by the Company of this Section 7.4(c).

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(d)        Notwithstanding anything in this Section 7.4 to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company has received a bona fide written proposal or offer with respect to an Acquisition Proposal that did not arise or result from a breach of Section 7.4(a), that is not withdrawn and that the Special Committee determines (after consulting with its financial advisor and independent legal counsel), in its good faith judgment, constitutes a Superior Proposal, the Special Committee may (after consulting with its financial advisor and independent legal counsel), (i) make a Change of Recommendation, and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Special Committee determines (after consulting with its financial advisor and independent legal counsel), in its good faith judgment, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; provided, that the Company has (A) provided at least three (3) Business Days’ (the “Negotiation Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company has received a Superior Proposal (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, if applicable) and indicating that the Special Committee intends to take any such action, (B) during the Negotiation Period, negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any material amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 7.4(d)), and (C) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Special Committee determines, in its good faith judgment (after consulting with its financial advisor and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (i) or (ii) herein would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(e)        Nothing contained in this Section 7.4 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 7.4; provided, further, that if such disclosure includes a Change of Recommendation or has the substantive effect of a Change of Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 9.4(b) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change of Recommendation).

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Section 7.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to (i) make its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith; and (ii) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b)        Each party shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(c)        Each party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding with respect to the Transactions, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 7.4, each of Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the Transactions (other than any press release or public statement with respect to a Change of Recommendation, offer or proposal with respect to an Acquisition Proposal, Superior Proposal, or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.4) This Section 7.6 shall terminate upon a Change of Recommendation.

Section 7.7 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause to the Surviving Company to, comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, in each case, under the Company’s or such Subsidiary’s memorandum and articles of association or similar constitutional documents in effect as of the date hereof and any indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, or any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”), to indemnify and hold harmless such individuals against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company at or prior to the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The Surviving Company shall (and Parent shall cause the Surviving Company to) honor and fulfill in all respects the obligations of the Company under (A) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association of the Company as in effect on the date of this Agreement and (B) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause the memorandum and articles of association of the Surviving Company to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the directors, officers or Employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification is required by applicable Law.

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(b)        For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those Persons who are covered by such policies at the Effective Time (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to the Surviving Company not greater than 300% of the annual premium of the existing policies. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed 300% of the annual premium of the existing policies, a six (6) year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company. If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.7 provided that the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(c)        If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other company or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, company or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 7.7. The provisions of this Section 7.7 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.7.

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Section 7.8 Notification of Certain Matters. Subject to applicable Law and the requirements of this Agreement, the Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of

(a)                any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

(b)               the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied;

(c)                any written notice of, or other written communication relating to, a default or event which, with or without due notice or lapse of time or both, would become a default, received by any party or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any Contract (or, with respect to the Company, any Material Contract) material to the financial condition, properties, business, results of operations or prospects of such party and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject;

(d)               any notice or other communication from any Governmental Entity that would have the effect of preventing or materially delaying the Merger;

(e)                any Proceedings commenced or, to such party’s knowledge, threatened, against such party and related to the Transactions; or

(f)                any event or occurrence that has, or would reasonably be likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be;

together, in each case, with a copy of any such notice, communication or Proceeding; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice, provided, further, that failure to give prompt notice pursuant to this Section 7.8 shall not constitute a failure of a condition to the Merger set forth in Article VIII.

Section 7.9 Fees and Expenses. Subject to Section 9.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

Section 7.10 Delisting of Securities. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the Shares to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

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Section 7.11 Anti-takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the parties shall use their reasonable best efforts to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute or provision in the Company’s memorandum and articles of association on the Transactions.

Section 7.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13 Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled or compromised without Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 7.14 Actions Taken at Direction of Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI or this Article VII hereof, if the alleged breach is the proximate result of an action or inaction by the Company at the approval or direction of Parent, Merger Sub or their respective Affiliates (including directors or officers of the Company and its Subsidiaries appointed by Parent, Merger Sub or their Affiliates).

Article VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the Transactions are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a)        Shareholder Approval. The Shareholder Approval shall have been obtained; and

(b)        No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise prohibiting the consummation of the Transactions.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Transactions is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

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(a)        Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 4.2(a) (Capitalization of the Company and Its Subsidiaries), shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date), except for de minimis inaccuracies that do not, in the aggregate, increase the aggregate amount required to be paid under Section 3.1(b) and Section 3.3(d) by more than US$200,000, (ii) set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3 (Authority Relative to This Agreement; Fairness), Section 4.7 (Absence of Changes) and 0 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) and (ii) (disregarding for purposes of this clause (iii) any limitation or qualification by “materiality” or “Company Material Adverse Effect”), shall be true and correct in all respects, in each case as of the Closing Date, as though made on and as of the Closing Date (except (A) for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date, and (B) where such failures to be true and correct, in each case, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect).

(b)        Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)        No Material Adverse Effect. Since the date hereof, there shall not be any Company Material Adverse Effect that is continuing.

(d)        Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the conditions specified in Section 8.2(a) through (c).

Section 8.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

(a)        Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement and the Support Agreement, to the extent qualified by materiality or Parent Material Adverse Effect, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).

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(b)        Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Support Agreement at or prior to the Closing.

(c)        Officer Certificate. Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent and Merger Sub, as the case may be, certifying as to the fulfillment of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Closing Conditions. Prior to the Termination Date (as defined below), none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement or the Support Agreement and consummate the Transactions.

Article IX
TERMINATION; AMENDMENT; WAIVER

Section 9.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Shareholder Approval, by mutual written consent of the Company (acting upon the direction of the Special Committee) and Parent (acting upon the direction of the Parent Board).

Section 9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company (acting upon the direction of the Special Committee) or the Parent Board if:

(a)        the Merger shall not have been consummated by May 23, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement or the Support Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date or the Support Agreement;

(b)        the Company Shareholders Meeting shall have been held and the Shareholder Approval shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)        any Law or Order having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party if the issuance of such final, non-appealable Law or Order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company (acting upon the direction of the Special Committee) if:

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(a)        the representations and warranties of Parent or Merger Sub under this Agreement or the Support Agreement shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement or the Support Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and thirty (30) days following receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.3(a) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder or under the Support Agreement that would result in the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(b)        prior to obtaining the Shareholder Approval if (i) the Special Committee authorizes the Company, subject to complying with the covenants and agreements in Section 7.4(d), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii)  prior to or concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.5(b); or

(c)        if (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that (A) all conditions set forth in Section 8.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 8.3 and (B) it stands ready, willing and able to consummate the Transactions and (iii) the Merger shall not have been consummated within ten (10) Business Days after the delivery of such notice.

Section 9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)        (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement (other than Section 7.2 and Section 7.4), which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.4(a) and the basis for such termination; (ii) the Company shall have breached in any material respect its obligations under Section 7.4 or (iii) the Company shall have breached in any material respect its obligations under Section 7.2, and such breach shall not have been cured within 30 days following receipt by the Company of a notice pursuant to sub-clause (i); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(a)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

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(b)        the Special Committee, whether or not permitted to do so by this Agreement, shall have (i) effected a Change of Recommendation, or resolved to take such action or (ii) authorized the Company to enter into an Alternative Acquisition Agreement.

Section 9.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 9.5, Section 7.6 (Public Announcements), Section 7.9 (Fees and Expenses), Section 10.2 (Entire Agreement; Assignment), Section 10.3 (Notices), Section 10.4 (Governing Law; Jurisdiction), Section 10.5 (No Third Party Beneficiaries) and Section 10.8 (Confidentiality)) shall become void and of no effect with no liability on the part of any party (or of any of its Subsidiaries or their respective Representatives).

(b)        In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.4(a) or Section 9.4(b), (ii) this Agreement is terminated by the Company pursuant to Section 9.3(b), or (iii) if (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.2(a) or Section 9.2(b), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into any definitive agreement providing for an Acquisition Proposal (provided that, for purposes of this Section 9.5(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), or (y) an Acquisition Proposal is consummated (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)), then the Company shall pay or cause to be paid to Parent or its designee a termination fee of US$1,100,000 (the “Company Termination Fee”), (1) within two (2) Business Days of such termination in the case of a termination referred to in clause (i) or (ii), or (2) within two (2) Business Days of such events described in clauses (x) and (y) above shall have occurred in the case of clause (iii), in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent. In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to this Section 9.5(b), the receipt of such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matters forming the basis for such termination. For the avoidance of doubt, other than an Order of specific performance pursuant to Section 10.7, the right of Parent and its designees to receive payment from the Company of the Company Termination Fee referred to in this Section 9.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination. The provisions of this Section 9.5(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

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(c)        In the event that the Company terminates this Agreement pursuant to Section 9.3(a) or Section 9.3(c), then, Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to US$2,200,000 (the “Parent Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by the Company. In the event that the Company or its designee shall receive the Parent Termination Fee pursuant to this Section 9.5(c), the receipt of such Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matters forming the basis for such termination. For the avoidance of doubt, other than an Order of specific performance pursuant to Section 10.7, the right of the Company and its designees to receive payment from Parent of the Termination Fee referred to in this Section 9.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination. The provisions of this Section 9.5(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

(d)        In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.5, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

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(e)        Each party acknowledges that (i) the agreements contained in this Section 9.5 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.5(b) or Section 9.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.5, the parties would not have entered into this Agreement.

(f)       Notwithstanding anything in this Agreement to the contrary, (i) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (A) Parent Termination Fee, and (B) any amount payable by Parent pursuant to Section 9.5(d), and (ii) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (A) the Termination Fee and (B) any amount payable by the Company pursuant to Section 9.5(d).

Section 9.6 Amendment. This Agreement may be amended by action taken by the Company (acting upon the direction of the Special Committee), Parent and Merger Sub at any time before or after the Shareholder Approval having been obtained but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 9.7 Extension; Waiver. At any time prior to the Effective Time, any party may, in the case of the Company, acting upon the direction of the Special Committee, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement; provided, however, that after the Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption having been obtained. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Article X
MISCELLANEOUS

Section 10.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article II and Article III and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time.

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Section 10.2 Entire Agreement; Assignment. (a) This Agreement (including any exhibits and annexes hereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)        Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct Wholly Owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.3 Notices. All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

if to Parent or to Merger Sub, to:

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Attention: Zhongchu Li

Facsimile: +852 2992 0618

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022, People’s Republic of China

Attention: Denise Shiu, Esq.

Facsimile: +86 10 5879 3902

Email: dshiu@cgsh.com

if to the Company, to:

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eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road, Haidian District

Beijing, 100088, People’s Republic of China

Attention: Troe Wen

Facsimile: +86 10 5091 6154

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, People’s Republic of China

Attention: Fang Xue, Esq.

Facsimile: +86 10 6502 8510
Email: fxue@gibsondunn.com

Section 10.4 Governing Law; Jurisdiction . (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands and relating to the fiduciary duties of the board of directors, internal corporate affairs of Parent, Merger Sub and the Surviving Company, the Merger and exercise of any dissenter’s rights with respect to the Merger shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)        Subject to the last sentence of this Section 10.4(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.5 No Third Party Beneficiaries. Except (i) as expressly set forth in Section 7.7 and Section 9.5, and (ii) on and after the Effective Time, the rights of the holders of Shares, Company Options and Restricted Shares to receive the consideration as set forth in Article III, this Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

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Section 10.6 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that each party hereto (in the case of the Company, acting upon the direction of the Special Committee) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto hereby waives (a) any defense in any action for specific performance that a remedy at Law would be adequate, and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 10.8 Confidentiality.

(a) Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 10.8(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives or, in the case of Parent as the receiving party, and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 10.8, and (ii) not use Confidential Information for any purpose other than in connection with Transactions. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 10.8 by such party or its Representatives, and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

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(b)        In the event that the receiving party or any of its Representatives or, in the case of Parent as the receiving party, and their respective Representatives, is requested pursuant to, or required by, Law or any Governmental Entity to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an Order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.8. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.8, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.10 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.11 Interpretation. (a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

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(b)        The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SHIJI (HONG KONG) LIMITED

By:	/s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

EFUTURE CI LIMITED

By:	/s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

EFUTURE HOLDING INC.

By:	/s/ Yuanzhu Lu
Name: Yuanzhu Lu
Title: Director

[Signature Page to the Agreement and Plan of Merger]

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APPENDIX I

FORM OF PLAN OF MERGER

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Annex B

ANNEX B: PLAN OF MERGER

PLAN OF MERGER

The Companies Law (2016 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the "Plan of Merger") is made on [—]

BETWEEN

(1)	eFuture Holding Inc., an exempted company incorporated under the laws of the Cayman Islands with its registered office at Offshore Incorporations (Cayman) Limited, 4th, Floor Willow House, Cricket Square, PO Box 2804, Grand Cayman, KY1-1112 Cayman Islands (the "Company" or the "Surviving Company"); and
(2)	eFuture CI Limited, an exempted company incorporated under the laws of the Cayman Islands with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Merging Company").

WHEREAS

(A)	The Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2016 Revision) (the "Statute").
(B)	The Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
(C)	The directors of the Merging Company and the special committee of the board of directors of the Company comprising three independent directors (the “Special Committee”), acting with full power and authority delegated by the board of directors of the Company, deem it desirable and in the commercial interests of the Merging Company and the Company, respectively, that the Merging Company be merged with and into the Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the "Merger").
(D)	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated [—] and made between, amongst others, the Company and the Merging Company (the "Merger Agreement"), a copy of which is annexed at Annexure 1 to this Plan of Merger.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to the Merger are the Company and the Merging Company.
2	The name of the surviving company (as defined in the Statute) shall be eFuture Holding Inc.
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3	The registered office of the Surviving Company immediately after the effectiveness of the Merger will be at [—].
4	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Company will be US$500,000 divided into 6,613,756 Shares of a par value of US$0.0756 (rounded to the 4 decimal places) each (each, a "Share") and the Company will have [—] Shares in issue.
5	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each and the Merging Company will have 1 ordinary share in issue.
6	The date on which it is intended that the Merger is to take effect is [—] (the "Effective Date").
7	The terms and conditions of the Merger are such that, on the Effective Date:
7.1	each Share issued and outstanding immediately prior to the Effective Date (other than the Cancelled Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive US$6.42 in cash per Share without interest (the "Per Share Merger Consideration");
7.2	each Cancelled Share issued and outstanding immediately prior to the Effective Date shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;
7.3	each Dissenting Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist in accordance with Section 238 of the Statute and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Statute; and
7.4	each ordinary share, par value US$1.00 each, of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$1.00 each, of the Surviving Company.
8	The rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 to this Plan of Merger.
9	On the Effective Date, the existing memorandum and articles of association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 to this Plan of Merger.
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10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.
11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
13	The names and addresses of each director of the Surviving Company are:

NAME	ADDRESS

[—]	[—]

[—]	[—]

[—]	[—]

14	This Plan of Merger has been approved by the board of directors of each of the Company and the Merging Company pursuant to section 233(3) of the Statute.
15	This Plan of Merger has been authorised by the shareholders of each of the Company and the Merging Company pursuant to section 233(6) of the Statute.
16	At any time prior to the Effective Date, this Plan of Merger may be:
16.1	terminated by either the Special Committee or the board of directors of the Merging Company, provided that such termination is in accordance with the Merger Agreement; or
16.2	amended by both the Special Committee and the board of directors of the Merging Company to:
(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and
(b)	effect any other changes to this Plan of Merger which the directors of both the Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Company or the Merging Company, as determined by the directors of both the Company and the Merging Company, respectively.
17	This Plan of Merger may be executed in counterparts.

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18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)
Duly authorised for	)	__________________________
and on behalf of	)	Director
eFuture Holding Inc.	)

SIGNED by ________________________	)
Duly authorised for	)	__________________________
and on behalf of	)	Director
eFuture CI Limited	)

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Annexure 1

Agreement and Plan of Merger

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Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

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Annex C

Support AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of September 23, 2016, by and between Shiji (Hong Kong) Limited, a company incorporated under the Laws of Hong Kong S.A.R. (“Parent”), and eFuture Holding Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, eFuture CI Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a direct Wholly Owned Subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving the Merger and becoming a direct Wholly Owned Subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Parent is the record and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of 2,744,857 ordinary shares (the “Owned Shares”), par value US$0.0756 per share, of the Company (the “Shares”) (the Owned Shares together with any other Shares acquired by Parent (whether beneficially or of record) after the date hereof and prior to the Effective Time, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”), Parent agrees to (a) vote all of the Securities and (b) restrict the transfer of the Securities, in each case in accordance with the terms of this Agreement;

WHEREAS, receipt of the Shareholder Approval is a condition to the consummation of the Merger;

WHEREAS, in order to induce the Company to enter into the Merger Agreement and consummate the Transactions, Parent is entering into this Agreement; and

WHEREAS, Parent acknowledges that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Parent set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Parent and the Company, intending to be legally bound, hereby agree as follows:

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1.                  Voting of the Shares. Parent hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms (the “Expiration Time”), at any Company Shareholders Meeting or any other annual or special meeting of the shareholders of the Company, however called, at which any of the matters described in clauses (a) – (g) hereof is considered (and any adjournment or postponement thereof), Parent shall cause its representative(s) to appear at such meeting or otherwise cause all of its Securities to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) all of its Securities:

(a)                in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Plan of Merger and any actions required in furtherance thereof;

(b)               in favor of any matters necessary for the consummation of the Transactions;

(c)                against the approval of any Acquisition Proposal or the approval of any other action contemplated by an Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to the approval of the Merger Agreement or in competition or inconsistent with the Transactions, including the Merger;

(d)               against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay or postpone, discourage or adversely affect the Merger Agreement or any of the Transactions, including without limitation, (i) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger), (ii) a sale, lease or transfer of any material assets of the Company or any Subsidiary or a reorganization, recapitalization or liquidation of the Company or any Subsidiary, (iii) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are nominated by Parent to replace any director nominated by Parent or who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement, or (iv) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, or (v) any other action that would require the consent of Parent pursuant to the Merger Agreement, except if consented to in writing by Parent under the Merger Agreement;

(e)                against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Parent contained in this Agreement;

(f)                in favor of any adjournment or postponement of the Company Shareholders Meeting or other annual or special meeting of the shareholders of the Company, however called, at which any of the matters described in clauses (a) – (g) hereof is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by the Company; and

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(g)               in favor of any other matter necessary to effect the Transactions.

2.                  Restrictions on Transfers. Except as contemplated under the Merger Agreement, Parent hereby agrees that, during the period commencing on the date hereof and continuing until the Expiration Time, Parent shall not, directly or indirectly, (a) tender any Securities into any tender or exchange offer, (b) offer for sale, sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities, (c) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (d) convert or exchange, or take any action which would result in the conversion or exchange of, any Securities, (e) knowingly take any action that would make any representation or warranty of Parent set forth in the Merger Agreement or this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying Parent from performing any of its obligations under this Agreement and the Merger Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by Parent of any of its obligations under this Agreement, or (f) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a), (b), (c) (d) or (e). Any purported Transfer in violation of this Section 3 shall be null and void.

3.                  Representations, Warranties and Covenants of Parent. Parent represents and warrants to the Company as of the date hereof and as of the Closing Date:

(a)                Parent is duly organized, validly existing and in good standing under the Laws of Hong Kong S.A.R. and Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(b)               this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate actions or proceedings on the part of Parent is necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c)                assuming due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception;

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(d)               (i) Parent (A) is and, immediately prior to the Closing, will be the record and beneficial owner of, and has and will have good and valid title to the Securities, free and clear of Liens other than as created by this Agreement, except for Liens would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) has and will have sole voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and Laws of Hong Kong S.A.R. and the terms of this Agreement, (ii) the Securities are not subject to any voting trust agreement or other Contract to which Parent is a party restricting or otherwise relating to the voting or Transfer of the Securities other than this Agreement, (iii) as of the date hereof, other than its Owned Shares, Parent does not own, beneficially or of record, or have the right to acquire, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities), and (iv) Parent has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of the Owned Shares;

(e)                Except for the applicable requirements of the Exchange Act, Laws of the Cayman Islands and Laws of Hong Kong S.A.R., (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, and (ii) neither the execution, delivery nor performance of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall, in each case other than such conflicts, violations, breaches, or defaults which would not materially impede the transactions contemplated hereby or the performance by Parent of the obligations hereunder, (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of Lien on property or assets of Parent pursuant to any Contract to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected, or (C) violate any Law applicable to Parent or any of Parent’s properties or assets;

(f)                on the date hereof, there is no Proceeding pending against Parent or, to the knowledge of Parent, threatened against Parent or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent of its obligations under this Agreement; and

(g)               Parent understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Parent’s execution, delivery and performance of this Agreement.

4.                  Representations and Warranties of the Company. The Company represents and warrants to Parent that as of the date hereof and as of the Closing Date:

(a)                the Company is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate actions or proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

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(b)               except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Company for the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of the Company, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any of its property or asset is bound or affected, or (C) violate any Law applicable to the Company or any of its properties or assets.

5.                  Termination. This Agreement, and the obligations of Parent hereunder, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions set forth in Sections 6 through 18 hereof shall survive the termination of this Agreement. Nothing in this Section 5 shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

6.                  Further Assurances. Parent hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary, proper or advisable to perform its obligations contemplated hereby.

7.                  Specific Performance. The parties hereto agree that this Agreement shall be enforceable by all available remedies at law or in equity. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any rights, powers and remedies thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

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8.                  Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto. Any provision of this Agreement may be waived by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.                  Entire Agreement. This Agreement (together with the Merger Agreement and the Plan of Merger to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

10.              Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.              Notices. All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to Parent, to:

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Attention: Zhongchu Li

Facsimile: +852 2992 0618

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

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45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District

Beijing, 100022, China

Attention: Denise Shiu, Esq.

Facsimile: +86 10 5879 3902

Email: dshiu@cgsh.com

If to the Company, to:

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road, Haidian District

Beijing, 100088, People’s Republic of China

Attention: Troe Wen

Facsimile: +86 10 5091 6154

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, China

Attention: Fang Xue, Esq.

Facsimile: +86 10 6502 8510

Email: fxue@gibsondunn.com

12.              Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.

13.              Arbitration. (a) Subject to the last sentence of this Section 13, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally (i) submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum, and (ii) waive the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

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(b)               Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 13(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 13(a) in any way.

14.              No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

15.              Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

16.              Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or email pdf format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, by facsimile, email pdf format or otherwise.

17.              Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

18.              No Presumption Against Drafting Party. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Signature Page to Follow]

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IN WITNESS WHEREOF, Parent and the Company have caused to be executed or executed this Agreement as of the date first written above.

SHIJI (HONG KONG) LIMITED

By:	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

EFUTURE HOLDING INC.

By:	/s/ Yuanzhu Lu
Name:	Yuanzhu Lu
Title:	Director

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

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Annex D

Confidential	September 21, 2016

eFuture Holding Inc.
11/F, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road, Haidian District
Beijing, China, 100088

Dear Members of the Special Committee:

eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“eFuture” or the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of ordinary shares, par value US$0.0756 per share, of the Company (each, a “Share” or collectively, the “Shares”), other than the Excluded Shares (as defined below), of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares other than in their capacity as holders of Shares).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), and eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, the latest draft of which Duff & Phelps has reviewed is dated September 19, 2016. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation, and in connection with such merger, each issued and outstanding Share (other than the Excluded Shares) will be cancelled in consideration for the right to receive US $6.42 in cash per Share without interest (the “Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

Duff & Phelps, LLC	T +1 312 697 4600	www.duffandphelps.com
311 South Wacker Drive	F +1 312 697 0112
Suite 4200
Chicago, IL 60606

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Special Committee of Independent Directors

eFuture Holding Inc.

September 21, 2016

For purposes of this Opinion, “Excluded Shares” shall mean, collectively, any Cancelled Shares (as defined in the Merger Agreement) and any Dissenting Shares (as defined in the Merger Agreement).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:
a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2011 through 2015; and the Company’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016 included in the Company’s Form 6-K filed with the SEC;
b.	A detailed financial projection model for the years ending December 31, 2016 through 2020, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);
c.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by management of the Company;
d.	A letter dated September 12, 2016 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for the Company (the “Management Representation Letter”); and
e.	Documents related to the Proposed Transaction, including the Merger Agreement;
2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;
3.	Discussed with Company management its plans and intentions with respect to the management and operation of the business;
4.	Reviewed the historical trading price and trading volume of the Shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

D-2

Special Committee of Independent Directors

eFuture Holding Inc.

September 21, 2016

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and
6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committee’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information (or assume any responsibility or liability for independently verifying such information);
2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;
4.	Assumed that the information relating to the Company and the Proposed Transaction supplied by the Company to Duff & Phelps, and the representations made by Company management regarding the Company and the Proposed Transaction, are complete and accurate in all material respects, did not and does not omit to state a material fact in respect of the Company and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;
5.	Assumed that the representations and warranties made by all parties in the Merger Agreement and in the Management Representation Letter are true and correct and that each party to the Merger Agreement will fully and timely perform all covenants, undertakings and obligations required to be performed by such party;
6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Merger Agreement, conform in all material respects to the drafts reviewed;

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Special Committee of Independent Directors

eFuture Holding Inc.

September 21, 2016

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;
8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and
9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

D-4

Special Committee of Independent Directors

eFuture Holding Inc.

September 21, 2016

Duff & Phelps is not expressing any opinion as to the market price or value of the Shares (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation payable to or to be received by the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation. In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than the Excluded Shares).

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company, and the Special Committee dated July 14, 2016 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as a financial advisor to the Special Committee (solely in its capacity as the Special Committee) and will receive a fee for its services. In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter, and a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ rendering of its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

D-5

Special Committee of Independent Directors

eFuture Holding Inc.

September 21, 2016

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) in the Proposed Transaction is fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares other than in their capacity as holders of Shares).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

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Annex E

ANNEX E: CAYMAN ISLANDS COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND

REVISED) – SECTION 238

238. Rights of dissenters

(1).	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2).	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3).	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4).	Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5).	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a).	his name and address;

(b).	the number and classes of shares in respect of which he dissents; and

(c).	a demand for payment of the fair value of his shares.

(6).	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7).	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8).	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the Surviving Company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9).	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a).	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

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(b).	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10).	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11).	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12).	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13).	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14).	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15).	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a Surviving Company, they shall be available for re-issue.

(16).	The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex F

ANNEX F: DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Employment	Citizenship

Kevin Patrick King	15F, Beijing Inn, No. 5 East Shui Jing Hu Tong, Chaoyangmennei Street, Dongcheng District, Beijing, 1000010, China	Chief Operating Officer of Beijing Shiji Information Technology Co Ltd.	Australia

David Ren	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	Director and Chief Executive Officer of eFuture Holding Inc.	PRC

Ping Yu	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	Director and Chief Financial Officer of eFuture Holding Inc.	PRC

Adam Yan	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	Director of eFuture Holding Inc.	PRC

Tak Yuen Lai	Shiji Information, 3rd Floor, East of the Lobby, Yeahome International Hotel, Yi #65, Fuxing Road, Haidian District, Beijing 100036, China	Vice President, Chief Financial Officer and Director of Beijing Shiji Information Technology Co Ltd.	Hong Kong

Hui Fang Xi	15F, Beijing Inn, No. 5 East Shui Jing Hu Tong, Chaoyangmennei Street, Dongcheng District, Beijing, 1000010, China	Managing Director for Retail Industry of Beijing Shiji Information Technology Co Ltd.	Canada

Dongyu Guan	15th Floor, Beijing INN, #5 Shuijing Hutong East, Dongcheng District, Beijing 100010, China	Vice President of Beijing Shiji Information Technology Co Ltd.	PRC

Roger Zhang	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	Chief Financial Officer of EMAR Online Technology	USA

Weihua Zhou	12F, No. 12 Building, Xinqidian Jiayuan, No. 5 Changchun Bridge Road, Haidian District, Beijing, 100089, China	Chairman of Beijing Sino-Sky Hi-Tech Co., Ltd.	PRC

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Yuanzhu Lu	China Economics Management Academy, Central University of Finance & Economics, No. 39 South College Road, Haidian District, Beijing, 100081, China	Professor of Central University of Finance & Economics.	PRC

John Dai	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	Guizhou Hongyuan Forestry and Animal Husbandry Development Co., Ltd.	PRC

Zengqiang Lan	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	eFuture (Beijing) Royalstone Information Technology Inc.	PRC

Qicheng Yang	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	eFuture (Beijing) Royalstone Information Technology Inc.	PRC

Gene Xia	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China	eFuture (Beijing) Royalstone Information Technology Inc.	USA

2. Directors and Executive Officers of Parent

Mr. Zhongchu Li serves as the sole director of Parent.

Mr. Kan Kun Ho serves as the financial manager of Parent, and his business address is at Room 1802, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong S.A.R.. Mr. Kan is a citizen of Hong Kong S.A.R. From 2008 to 2014, Mr. Kan served as the general manager of eHobby Asia Co Ltd, a toy trading company with its business address at 10/F, Victorious Factory Building, 33-37 Tseuk Luk St, San Po Kong, Hong Kong S.A.R. From 2014 to 2015, Mr. Kan served as the accounting manager of Hextronik Ltd, a toy trading company with its business address at Room A, 20/F, MG Tower, 133 Hoi Bun Rd, Kwun Tong, Hong Kong S.A.R. Mr. Kan has served as the financial manager of Parent since December 2015.

3. Directors and Executive Officers of Merger Sub

Mr. Zhongchu Li is the sole director of Merger Sub. Merger Sub has no executive officers.

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4. Directors and Executive Officers of Beijing Shiji

Name	Title	Present Principal Employment	Business Address	Citizenship
Zhongchu Li	President and Chairman of the Board of Directors	President and Chairman of the Board of Directors of Beijing Shiji	Shiji Information, 3rd Floor, East of the Lobby, Yeahome International Hotel, Yi #65, Fuxing Road, Haidian District, Beijing 100036, People’s Republic of China	People’s Republic of China

Deyuan Lai	Vice President, Chief Financial Officer and Director	Vice President, Chief Financial Officer and Director of Beijing Shiji	Shiji Information, 3rd Floor, East of the Lobby, Yeahome International Hotel, Yi #65, Fuxing Road, Haidian District, Beijing 100036, People’s Republic of China	People’s Republic of China

Dali Zheng	Director	Chairman of the Board of Shanghai Yijitong E-commerce Co., Ltd.[1]	20th Floor, Zhongyou Mansion, #1 Lane 1040, Caoyang Road, Shanghai 200333, People’s Republic of China	People’s Republic of China

Shaohua Li	Director	Executive Director and General Manager of Zhejiang Qu A Internet Technology Co., Ltd.[2]	Interlayer Room J01, Building 5, #969 Wenyi West Road, Wuchang Street, Yuhang District, Hangzhou 310012, People’s Republic of China	People’s Republic of China

Jianfeng Liu	Independent Director	General Manager of Shanghai Kehui Value Investment Management Co., Ltd.[3]	3rd Floor, Building 6, #439 Chunxiao Road, Zhangjiang Hi-Tech Park, Pudong New District, Shanghai 201203, People’s Republic of China	People’s Republic of China

Liming Yan	Independent Director	Deputy Director Accountant of Zhongxingcai Guanghua Certified Public Accountants LLP[4]	F4 East Wing, #28 Fuxingmen Inner Street, Xicheng District, Beijing 100031, People’s Republic of China	People’s Republic of China

Xiaojie Zou	Independent Director	Director of Beijing Guangxue Cultural and Educational Development Center[5]	#1-1204 Yangzhuang Central Area, Shijingshan District, Beijing 100043, People’s Republic of China	People’s Republic of China

Kevin Patrick King	Chief Operating Officer	Chief Operating Officer of Beijing Shiji	15th Floor, Beijing INN, #5 Shuijing Hutong East, Dongcheng District, Beijing 100010, People’s Republic of China	Australia

Zhiming Luo	Vice President	Vice President of Beijing Shiji	15th Floor, Beijing INN, #5 Shuijing Hutong East, Dongcheng District, Beijing 100010, People’s Republic of China	People’s Republic of China

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Dongyu Guan	Vice President	Vice President of Beijing Shiji	15th Floor, Beijing INN, #5 Shuijing Hutong East, Dongcheng District, Beijing 100010, People’s Republic of China	People’s Republic of China

Minmin Wang	Vice President	Vice President of Beijing Shiji	Building 28, Hengsheng Science and Technology Park, #1218 Wenyi West Road, Hangzhou, Zhejiang Province 310012, People’s Republic of China	People’s Republic of China

Fang Luo	Secretary of the Board of Directors	Secretary of the Board of Directors of Beijing Shiji	Shiji Information, 3rd Floor, East of the Lobby, Yeahome International Hotel, Yi #65, Fuxing Road, Haidian District, Beijing 100036, People’s Republic of China	People’s Republic of China

1	Shanghai Yijitong E-commerce Co., Ltd. is a bonus points and gifts operation service provider with its business address at 20th Floor, Zhongyou Mansion, #1 Lane 1040, Caoyang Road, Shanghai 200333, People’s Republic of China.
2	Zhejiang Qu A Internet Technology Co., Ltd. is a company providing technology support for e-commerce platform with its business address at Interlayer Room J01, Building 5, #969 Wenyi West Road, Wuchang Street, Yuhang District, Hangzhou 310012, People’s Republic of China.
3	Shanghai Kehui Value Investment Management Co., Ltd. is an investment management company with it business address at 3rd Floor, Building 6, #439 Chunxiao Road, Zhangjiang Hi-Tech Park, Pudong New District, Shanghai 201203, People’s Republic of China.
4	Zhongxingcai Guanghua Certified Public Accountants LLP is an accounting firm with its business address at F4 East Wing, #28 Fuxingmen Inner Street, Xicheng District, Beijing 100031, People’s Republic of China.
5	Beijing Guangxue Cultural and Educational Development Center is a cultural and educational techniques development institution with its business address at #1-1204 Yangzhuang Central Area, Shijingshan District, Beijing 100043, People’s Republic of China.

Each of the persons listed above has been in his current position(s) for the past five years, except that:

(i) from 1998 to 2015, Mr. Kevin Patrick King served as the vice president and managing director of MICROS Systems, Inc. (acquired by Oracle in 2014), a company manufactured and sold computer hardware, software, and services for the restaurant point of sale, hotel, hospitality, specialty retail markets and other similar markets with its business address at 2907 Raffles City, #268 Xizang Middle Road, Huangpu District, Shanghai 200001, People’s Republic of China, and Mr. King has served as the chief operating officer of Beijing Shiji since July 2015.

(ii) Mr. Shaohua Li has served as the general manager of business department of Alibaba Group Holding Limited, an e-commerce company with its business address at #969 Wenyi West Road, Yuhang District, Hangzhou 310012, People’s Republic of China since 2011; Mr. Li has served as the executive director and general manager of Zhejiang Qu A Internet Technology Co., Ltd. since March 2014; and Mr. Li has served as a director of Beijing Shiji since July 2016.

(iii) Mr. Xiaojie Zou has served as a director of Beijing Guangxue Cultural and Educational Development Center since October 2011, and he has served as an independent director of Beijing Shiji since November 2013.

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Annex G

ANNEX G: FORM OF PROXY CARD

EFUTURE HOLDING INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: EFUT)

Form of Proxy for Extraordinary General Meeting (or any adjournment thereof)

to be held at ____ on _______, 2016 at ____ a.m. (Beijing time)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of ________ ordinary shares (Note 1), par value US$0.0756 per share, of eFuture Holding Inc. (the “Company”), hereby (a) acknowledge the receipt of the notice of the extraordinary general meeting of the shareholders of the Company to be held on ______, 2016 at _______ a.m. (Beijing time) (the “Extraordinary General Meeting”) and the proxy statement, each dated ________, 2016, and (b) appoint the Chairman of the Extraordinary General Meeting (Note 2) or _________ of _________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) or postponement(s) thereof, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As a special resolution:

THAT the Agreement and Plan of Merger, dated as of September 23, 2016 (the “Merger Agreement”), among the Company, Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), and eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be registered with the Registrar of Companies in the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being in the form attached as Annex B to the proxy statement accompanying the notice of the extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, (ii) the variation of the authorized share capital of the Company from US$500,000 divided into 6,613,756 ordinary shares of a par value of US$0.0756 (rounded to 4 decimal places) each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each (the “Variation of Capital”), and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the merger, in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), be authorized and approved by the Company;

		☐	☐	☐

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1.	Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT
3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

2.

As a special resolution:

THAT each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.

	☐	☐	☐

3.

As an ordinary resolution:

THAT the Extraordinary General Meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the Extraordinary General Meeting to pass the special resolutions to be proposed at the Extraordinary General Meeting.

	☐	☐	☐

Dated , 2016	Signature(s) (Note 4)

This form of proxy must be completed, signed by the person registered in the register of members of the Company as of 5 p.m. Cayman Islands time on______, 2016, being the share record date for the extraordinary general meeting, and returned to the Company’s offices at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China, no later than the time appointed for the commencement of the extraordinary general meeting, being _______, 2016 at ___ (Beijing time).

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.

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